Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

As filed with the Securities and Exchange Commission on August 6, 2021

OFFERING CIRCULAR

ELEVATE.MONEY REIT I, Inc.

Up to $50,000,000 in Shares of Common Stock
Initial Offering Price of $10.00 per Share

Minimum Purchase: 10 Shares ($100)

Elevate.Money REIT I, Inc. is offering up to 5,000,000 shares of common stock for a price currently equal to $10.00 per share. We are selling our shares through a Tier 2 offering pursuant to Regulation A under the Securities Act, also known as “Reg A+”. There is a minimum purchase requirement of 10 shares ($100); however, there is no minimum total offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this offering circular. 4,500,000 shares are being sold through the primary offering and 500,000 shares are being sold through our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

We expect to offer common stock shares in this offering until the earlier of when we raise the maximum amount being offered or three (3) years following the date of the Final Offering Circular, unless our board of directors terminates this offering at an earlier time. We expect to use the net proceeds from this offering primarily to invest, directly or indirectly through investments in non-affiliated entities. We intend to purchase small commercial properties subject to relatively long-term leases such as quick service (fast food) restaurants (“QSR”), automatic car washes (“ACW”) and convenience stores (“CS”). Our primary investment strategy is to purchase properties incorporating one or more of the following characteristics:

1. Properties and other investments that have tenants that are generating sales volumes that we believe are adequate to cover expenses of operations, including rent, and have average purchase prices in the $1 million to $3 million range.

2. Properties that are patronized by, and thereby familiar to, Millennial and Generation Z investors.

3. Single tenant net leased properties (“STNL”).

4. Properties that can support mortgage financing at up to 60% of the cost to acquire properties (“Property Cost”), which cost includes the contractual property purchase price, plus third party costs and fees associated with the property’s purchase (including, but not limited to, associated legal, escrow, title, fees, property inspection expenses and closing prorations) plus the advisor’s acquisition fees.

We are externally managed by our advisor, Escalate Wealth, LLC. which owns and operates an online investment platform www.elevate.money (the “Online Platform”). The Online Platform was created to efficiently and cost-effectively deliver this offering circular and related information to prospective investors. We do not employ staff to interface with prospective investors, consistent with our intent to minimize upfront sales commissions. It is our desire that this offering circular and the Online Platform will provide sufficient information regarding our REIT and its investment strategy that prospective investors can make informed investment decisions.

i

We will sell our shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the 4,500,000 share primary offering but will not receive any commissions or fees on the 500,000 shares to be sold under the distribution reinvestment plan. We will also pay an upfront $10,000 due diligence fee. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee.

We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2022.

The $10.00 per share purchase price for our common stock in this offering was arbitrarily determined by our advisor. Although we do not intend to list our common stock for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our stockholders with limited liquidity on an annual basis for their investment in our shares.

Through July 9, 2021, the Company had sold 4,495 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $44,950. Of the 4,495 shares of the common stock, 1,280 shares had been issued by the Company’s transfer agent and 3.225 shares had been approved for issuance by the Company’s broker-dealer but the shares had not yet been issued by the Company’s transfer agent and remain in escrow. These sales were received through numerous sales testing of the Company’s fintech sales platform. Of the $44,950 amount $36,300 was paid by Harold Hofer, the Company’s chief executive officer, and the balance was paid by various investors in the Company’s advisor, Elevate Wealth, LLC, in amounts ranging from $50 to $1,000. $100 of escrow fees will be paid when the $44,950 aggregate gross offering proceeds that are being held in escrow are released to the Company.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A of the Securities Act of 1933 from $50 million to $75 million, as proposed. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future.

Investing in our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 17 to read about the more significant risks you should consider before buying our common stock. These risks include the following:

•	COVID-19 has caused world-wide economic devastation. This economic devastation has not spared the real estate industry. Consumer behavior, including consumer behavior related to real estate, will be altered for many years as a result of COVID-19’s “stay in place” edicts. Different real estate asset classes have experienced different effects from COVID-19. Hotels and retail shopping malls have been the hardest hit, while e-commerce-supporting industrial and distribution properties have been relatively unaffected. As described below, we intend to purchase and own properties that are surviving or have survived COVID-19.

•	We have limited operating history, and as of July 26, 2021, our total assets consisted of $1,000 in cash and we have no properties and have only identified one (1) property to potentially acquire with the proceeds from this offering. See Potential Property Acquisition.

•	This is a “blind pool” offering because we have not identified a significant number of properties to acquire with the net proceeds from this offering; however, we are under contract to acquire our initial property. See Potential Property Acquisition. As a result, you will not be able to evaluate the economic merits of our future investments prior to their purchase. We may be unable to invest the net proceeds from this offering on acceptable terms to investors, or at all.

•	Our directors and executive officers are also officers, directors, managers and/or key professionals of our advisor. Our advisor may become the advisor to other commercial property REITs and it may also compete with us by advising other REITs with similar investment objectives. Our advisor does not have an exclusive management arrangement with us. As a result, our advisor and its affiliates will face conflicts of interest, including time constraints, allocation of investment opportunities for any future REITs with similar investment objectives, and significant conflicts created by our advisor’s compensation arrangements with us.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	If we raise substantially less than the maximum offering amount or even if we raise the maximum amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	In order to diversify our investment portfolio, we may co-invest or joint venture with affiliates or third parties including through exchanges of ownership interests in respective properties, which could result in the loss of control over a given property.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the net asset value (“NAV”) per share on an annual basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our real estate assets and investments, including related liabilities, could be liquidated on any given day. We expect to determine our first NAV at the end of the calendar year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2022.

•	Our charter documents do not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor do they require our advisor to list our shares for trading by a specified date. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

•	We intend to make annual distributions as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income. If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain for the entire period of their lease. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

•	There are significant restrictions and limitations on your ability to have any of your shares of our common stock repurchased under our share repurchase program and, if you are able to have your shares repurchased by us, the stated purchase price under the repurchase program, which is based on our offering price per share or, when determined, our most recently published NAV per share, could be less than the then-current fair market value of the shares. The repurchase price will also be discounted depending on how long you have held your shares.

•	Our primary intended investments in quick service (fast food) restaurants (“QSR”), automatic car washes (ACW”), and convenience stores (“CS”), and other investments commensurate with Millennial and Generation Z related activities that meet our investment criteria will be subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interest rates, and other risks associated with real estate investments generally.

•	We expect our property portfolio to be comprised primarily of QSR, ACW and CS properties that meet our investment criteria. As a result, we will be subject to risks inherent in investments in such types of property, including risks associated with occupancy rates and the laws, rules and regulations that govern these types of properties.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in shares of our common stock.

	Per Share(1)	Total Maximum		Percent
Public Offering Price	$10.00	$50,000,000		100%
Underwriting Discounts and Commissions(2)	$0.10	$450,000	(3)	1%
Proceeds to Us from this Offering to the Public (Before Expenses(4))	$9.90	$49,550,000		99%

(1)	The price per share is initially $10.00. Commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for purposes of a meaningful valuation, our board of directors will adjust the offering price of the shares on an annual basis to equal our net asset value (“NAV”) per share. Our board of directors generally anticipates that our real estate portfolio will sufficiently stabilize for purposes of a meaningful valuation at the end of 2022 which is when we hope to have owned some properties for a period of 12 months.

(2)	We will sell our shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the 4,500,000 primary offering shares but will not receive any and commissions or fees for the 500,000 shares to be sold under the distribution reinvestment plan. We will also pay a $10,000 due diligence fee. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses. As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

(3)	Assumes that we sell 4,500,000 shares of common stock in the primary offering and 500,000 shares of common stock pursuant to our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

(4)	Our advisor will pay organization and offering expenses it may incur on our behalf in connection with the offering of our shares. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.

North Capital, a registered broker-dealer, will serve as the dealer manager of this offering and will offer shares of our common stock on a “best efforts” basis. The minimum initial investment is at least 10 shares ($100) of common stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the SEC Registration Statement on Form S-11 disclosure format.

ELEVATE.MONEY REIT I, INC.
4600 Campus Drive, Suite 201

Newport Beach, California 92660

www.elevate.money

Offering Circular Dated August 6, 2021

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Online Platform website, www.elevate.money. The contents of the Online Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

The registered broker-dealer through which we are selling shares of common stock in this offering must make every reasonable effort to determine that the purchasers of shares in this offering are “qualified purchasers” based on information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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FEDERAL AND STATE LAW EXEMPTIONS AND PURCHASE RESTRICTIONS

Our common stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, also known as “Reg A+”, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D; and (ii) all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

In addition to satisfying the foregoing minimum investor suitability standards, we require that a purchaser of shares of our common stock be a U.S. Person. For this purpose, “U.S. Person” is defined consistent with the meaning in Regulation S promulgated under the Securities Act and means a person who meets any of the following criteria:

•	a natural person resident in the United States of America;

•	a partnership or corporation organized or incorporated under the laws of the United States of America;

•	an estate of which any executor or administrator is a U.S. Person;

•	a trust of which any trustee is a U.S. Person;

•	an agency or branch of a foreign entity located in the United States of America;

•	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

•	a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; or

•	a partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

As a condition to an investor’s investment in us, each investor will be required to sign a subscription agreement that will, among other things, contain representations consistent with the foregoing.

OFFERING CIRCULAR SUMMARY

This offering circular summary highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular, as supplemented, carefully, including the “Risk Factors” section, and the information incorporated by reference herein, including the financial statements, before making a decision to invest in our common stock.

What is Elevate.Money REIT I, Inc.?

Elevate.Money REIT I, Inc. is a Maryland corporation, incorporated on June 22, 2020, that intends to elect to qualify to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2022. We expect to use a substantial amount of the net proceeds from this offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in commercial properties and investments that meet our acquisition criteria that include the following:

•	quick service (fast food) restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•	automatic car washes (“ACW”) that are independent or part of chains and may or may not include a gas station component such as Mister Car Wash, Zips Car Wash and Quick Quack Car Wash; and

•	convenience stores (“CS”), which may or may not include a gas station component, such as Dollar General, Dollar Tree, Family Dollar 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; ampm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum & Go.

Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets, through joint venture or joint property ownership with related or third party property owners, or through acquisitions of equity interests in other REITs or real estate companies.

We are externally managed by or advisor, Escalate Wealth, LLC, which provides us with all necessary employee and financial resources that are required for all of our management functions under the advisory agreement with us. All of our administrative functions and operations will be managed and performed by our advisor. Certain of our directors and executive officers are also directors, managers and executive officers of our advisor and its affiliates. We may employ associated persons who provide investor relations services to us. All costs to us related to employing associated persons will be reimbursed by our advisor. In addition, our advisor will identify all of our prospective property acquisitions and advise us with respect to them.

Our office is located at 4600 Campus Drive, Suite 201, Newport Beach, California 92660. Our telephone number is (949) 275-2658, and our website address is www.elevate.money.

Who is selling your shares?

We intend to sell the shares to investors through North Capital Private Securities Corporation (“North Capital”), our dealer manager for this offering and a registered broker dealer. We will offer our shares of common stock in this offering utilizing the Online Platform. North Capital will be paid a monthly fee equal to the greater of $2,000 or 1% of primary stock sales proceeds per month, and a $10,000 due diligence fee. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses.  As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

No dealer manager fees, selling commissions or other fees or expenses will be paid with respect to shares of our common stock sold through our distribution reinvestment plan. See Plan of Distribution.

What is the Online Platform?

Our advisor’s Online Platform is www.elevate.money. The Online Platform was created to efficiently and cost-effectively deliver this Offering Circular and related information to prospective investors. We do not employ staff to interface with prospective investors, consistent with our intent to minimize upfront sales commissions. It is our intention that this Offering Circular and the Online Platform will provide sufficient information regarding our REIT and its investment strategy so that prospective investors can make informed investment decisions. The Online Platform gives investors the ability to:

•	transact entirely online, including digital legal documentation, funds transfer, and ownership recordation; and

•	manage and track investments easily through an online dashboard, receive automated distributions, and receive and store regular financial reporting.

Who is our advisor and real estate services provider and what role will they play?

Our advisor is Escalate Wealth, LLC which provides us with all necessary employee and financial resources that are required to effectively perform our management functions under the advisory agreement with us.

Mr. Harold Hofer founded Escalate Wealth, LLC for a single purpose — to enhance real estate investment access for the small investor. Mr. Hofer is also our chief executive officer and he has been involved in real estate acquisition, financing, management, and disposition for more than 35 years. He has experienced multiple real estate cycles during his career and has gained expertise through hands-on experience in acquisitions, asset management, dispositions, development, leasing and property and portfolio management. We believe the experience of Mr. Hofer will allow us to successfully execute our business model.

Our advisor is responsible for the management of our REIT and it will provide advisory services and necessary administrative functions for the management of our REIT, including but not limited to regulatory compliance. Additionally, our advisor will oversee the acquisition and management of our portfolio of real estate investments, all subject to the supervision of our board of directors.

We and our advisor have engaged Lalutosh Real Estate, LLC (“LRE”) to provide the real estate services described below. LRE is an affiliate of our advisor and will perform its services under the supervision of our advisor and our board of directors.

How will our advisor and LRE be compensated for its services?

Investment in our shares involves substantial fees which may exceed fees paid by other REITs for the same services. These fees include a dealer manager fee payable to North Capital equal to the greater of $2,000 or 1% of the purchase price for all primary offering shares sold per month as well as other fees described in greater detail under “Plan of Distribution”; and the following fees payable to our advisor and to LRE. See Compensation.

Advisor Compensation

The following table summarizes all of the compensation and fees that we pay to our advisor, including amounts to reimburse its costs in providing services, assuming that the maximum amount of $50,000,000 is sold in this offering. The board of directors has the right to change the compensation arrangements with our advisor in the future without the consent of our stockholders.

Type of Compensation	Organization and Offering Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)
Organization and Offering Expenses	We will reimburse our advisor on a monthly basis for our actual organizational and offering expenses. Our advisor is responsible for all of our organizational and offering expenses including legal, accounting and marketing expenses. To the extent such expenses are initially borne by us, our advisor will reimburse us for such expenses as they are organization and/or offering expenses. These expenses are then included in the organizational and offering expenses for which our advisor is entitled to reimbursement. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.	Not determinable at this time. The actual amount will depend on the actual expenses incurred.

Type of Compensation	Operations Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)
REIT Management Fee	We will pay our advisor 0.04167% of the Company’s total investment value as of the end of the preceding month plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month, which fee will be paid monthly on the last business day of the month. For purposes of this fee, “total investment value” means, for any monthly period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves.	Not determinable at this time.

LRE Compensation

The following table summarizes all of the compensation and fees that we pay to LRE, the advisor-affiliated provider of real estate services to us, assuming that the maximum amount of $50,000,000 is sold in this offering. The board of directors has the right to change the compensation arrangements with LRE in the future without the consent of our stockholders.

Type of Compensation	Acquisitions and Operations Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)
Acquisition Fee	For each acquisition, we will pay LRE 3.0% of the cost of the investment. However, a majority of the directors not otherwise interested in the transaction may approve fees in excess of this limit if they determine the transaction to be commercially competitive, fair and reasonable to us.	$3,600,000, assuming use of our target leverage of 60%. The actual amount will depend on the number of shares sold and actual leverage achieved.

Asset Management Fee	We will pay LRE 0.04167% of the Company’s total investment value as of the end of the preceding month plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month, which fee will be paid monthly on the last business day of the month. For purposes of this fee, “total investment value” means, for any monthly period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves.	Not determinable at this time.

Finance Coordination Fee	Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides a substantial amount of services in connection with the post-acquisition financing or refinancing of any debt that we obtain relative to properties of the REIT, we will pay LRE a financing coordination fee equal to 1.0% of the amount of such financing.	Not determinable at this time.

Disposition Fee	In connection with the sale of properties, we will pay LRE or its affiliates 3.0% of the contract sales price of each property sold. If we sell an asset to an affiliate, our organizational documents would not prohibit us from paying LRE a disposition fee. Before we can sell an asset to an affiliate, our charter would require that a majority of our board of directors not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.

Subordinated Participation Fee

The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of at least a 6% cumulative, non-compounded return on the highest previous offering price to the public for our shares, after adjustment to reflect all return of capital distributions (such highest previous offering price the “Highest Prior NAV per share”, and such return the “Preferred Return”). The subordinated participation fee is only due if the Preferred Return is achieved and is equal to the sum of: (i) 15% of the product of (a) the difference of (x) the Preliminary NAV per share (as defined in “Valuation Policies—Calculation of our NAV Per Share,” below), minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii) 15% of the product of (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, calculated on a monthly basis, exceed the Preferred Return (the “Excess Return”), multiplied by (b) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The Preferred Return is measured by all distributions to stockholders, except for the distribution of sale or financing proceeds which would act to reduce the stockholders’ investment basis, which are referred to herein as “return of capital” distributions.

Not determinable at this time.

Type of Compensation	Liquidation Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)
Disposition Fee	In connection with the sale of properties, we will pay LRE 3.0% of the contract sales price of each property sold. If we sell an asset to an affiliate, our organizational documents would not prohibit us from paying LRE a disposition fee. Before we can sell an asset to an affiliate, our charter would require that a majority of our board of directors not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.

Liquidation Fee	We will pay LRE a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 15.0% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs.	Not determinable at this time.

What is a REIT?

In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for real estate investments;

•	allows individual investors to invest in a professionally managed, large-scale, diversified portfolio of real estate assets;

•	pays distributions to investors of at least 90% of its annual REIT taxable income (computed without regard to the distributions-paid deduction and excluding net capital gain); and

•	avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied.

However, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Are there any risks involved in an investment in our shares?

Investing in our common stock involves varying degrees of risk, including elements of high risk. You should purchase shares of our common stock only if you can afford a complete loss of your investment. You should carefully review the “Risk Factors” section of this offering circular, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock. These risks include the following high-risk factors:

•	This is an initial public offering and we have a limited operating history.

•	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of real estate and real estate-related investments, and the value of your investment may fluctuate more widely with the performance of specific investments.

•	We are a “blind pool” because, as of July 26, 2021, we have not acquired any properties and have only identified one (1) property to potentially acquire with the net proceeds from this offering. See Potential Property Acquisition. As a result, you will not be able to evaluate the economic merits of our future investments prior to their purchase. We may be unable to invest the net proceeds from this offering on acceptable terms to investors, or at all.

•	We are externally managed by our advisor and dependent on the services it renders to select our investments and conduct our operations and will also be obligated to pay certain fees and expenses to our advisor in connection with any advisory and management services it provides.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	If we raise substantially less than the maximum offering amount or even if we raise the maximum amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the net asset value (“NAV”) per share on an annual basis using valuation methodologies that involve subjective judgments and estimates, commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation. We anticipate that this stability will occur at the end of 2022 when we hope to have owned properties, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. As a result, our NAV may not accurately reflect the actual prices at which our real estate assets and investments, including related liabilities, could be liquidated on any given day.

•	Our charter documents do not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor do they require us to list our shares for trading by a specified date. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. We intend to utilize a share repurchase program to provide limited liquidity under the terms and conditions described elsewhere in this offering circular, but our share repurchase program is controlled by our board of directors which may amend, suspend or terminate this program in its sole discretion. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain for the entire period of their lease. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment

•	There are significant restrictions and limitations on your ability to have any of your shares of our common stock repurchased under our share repurchase program and, if you are able to have your shares repurchased by us, the stated purchase price under the repurchase program, which is based on our offering price per share or, when determined, our most recently published NAV per share, could be less than the then-current fair market value of the shares. The repurchase price will also be discounted depending on how long you have held your shares.

Will you use leverage?

Yes. We expect that our debt financing and other liabilities, excluding the use of any acquisition lines of credit, will be up to 60% of the Property Cost of all of our real estate investments and the cost of other tangible assets (before deducting depreciation or other non-cash items).

This is our target leverage, and we intend to limit our leverage to 60% of the cost of acquiring our tangible assets (excluding the use of any acquisition line of credit and before deducting depreciation or other non-cash items). This is an overall target. Our borrowings on one or more individual properties may exceed 75% of their individual cost, so long as our overall leverage does not exceed 60% of the cost of all of its real estate investments and other tangible assets, before deducting depreciation and other non-cash items and without taking into account borrowings relating to properties that are initially acquired under a revolving credit facility or similar agreement. We may exceed the 60% limit if a majority of our directors approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next current, semi-annual or annual report with an explanation from our board of directors of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Except with respect to the 60% borrowing limit referenced above, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

How will you structure the ownership and operation of your assets?

We plan to own substantially all of our assets and conduct our operations through wholly-owned special purpose subsidiaries. We intend to present our financial statements on a consolidated basis.

The following chart illustrates our ownership structure:

Our Stockholders |
Escalate Wealth, LLC— (Advisor) Lalutosh Real Estate, LLC— (Real Estate Services Provider)	Elevate.Money REIT I, Inc. | | | | (QSR, ACW and CS Property Entities)

What conflicts of interest does your advisor face?

Our advisor and its affiliates will experience conflicts of interest in connection with the management of our business. Our Chief Executive Officer, Mr. Hofer, and our President, Sachin Jhangiani, are also significant stockholders in our advisor. Some of the material conflicts that our advisor and its affiliates will face include the following:

•	Our advisor and its affiliates will have to allocate their time between us and other real estate programs and activities in which they are or may become involved;

•	The negotiation of any fees paid to our advisor or any of its affiliates will not be at arm’s length; and

•	Upon termination of the advisory agreement, other than by us for cause, our advisor may be entitled to a termination fee equal to the Liquidation Fee payable to our advisor (based upon an independent appraised value of the portfolio) had the portfolio been liquidated on the termination date. See Conflicts of Interest. Any termination of the advisory agreement for cause, would involve a difficult and lengthy process in concluding that the for cause standard had been met, which conclusion would be subject to challenge by our advisor and could result in a protracted legal process.

 If I buy shares, will I receive distributions and how often?

We intend to pay distributions on a monthly basis. The rate is determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage range of return for distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Generally, our policy is to pay distributions from operations. Our advisor, at its sole election, may defer reimbursements and fees otherwise due. A deferral of any fee or reimbursement owed to our advisor will have the effect of increasing the cash available to make distributions to our stockholders because we will not have to use cash to pay any fee or reimbursement that was deferred during the relevant period. Any such deferred reimbursements and fees will not be interest-bearing and will be paid as and when determined by our board of directors. We intend to pay distributions from funds from operations and, as elected solely by our advisor, from deferred reimbursements and fees. Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in this Offering Circular. If our funds from operations decreases in the future, the level of our distributions may also decrease. In addition, our board of directors could elect to pay future distributions in excess of then-current funds from operations, to the extent that our advisor pays fees and reimbursements that were previously deferred.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles, or GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Annual Distribution Requirements. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Will the distributions I receive be taxable as ordinary income?

Unless your investment is held in an IRA or other qualified tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common stock will be treated as sales proceeds from the sale of our common stock for U.S. federal income tax purposes. Distributions we designate as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor.

May I reinvest my distributions in shares of Escalate Wealth REIT?

Yes, unless our board of directors, in its discretion, has suspended the distribution reinvestment plan for any reason. You may participate in our distribution reinvestment plan by checking the appropriate box on the subscription agreement or by filling out an enrollment form we will provide to you at your request. Common stockholders may elect to have all or a portion of their dividends and other distributions reinvested in additional shares of our common stock in lieu of receiving cash distributions. No selling commissions or dealer manager fees will be paid on shares sold under the distribution reinvestment plan.

Participants in the distribution reinvestment plan will acquire our common stock at a price per share equal to $10.00 per share or, when determined by our board of directors, the most recently published net asset value, or “NAV,” per share.

We may amend, suspend or terminate our distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants. We may provide notice by including such information (i) in documents publicly filed with the SEC or, (ii) in a separate mailing to the participants in the plan.

Will you register as an investment company?

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

What kind of offering is this?

We are offering shares of our common stock on a “best efforts” basis including pursuant to our distribution reinvestment plan at a price currently equal to $10.00 per share or at a price equal to a later-determined NAV. 4,500,000 shares are being offered in the primary offering and 500,000 shares will be sold through our distribution reinvestment plan. The shares are being offered through our advisor’s online investment platform www.elevate.money, or the Online Platform. When shares are offered on a “best efforts” basis, the offeror is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. Therefore, we may not sell all of the shares that we are offering.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, as a Tier 2 or “Reg A+” offering, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Further, the acceptance of subscriptions may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received.

How exact will the calculation of the NAV per share be?

Our goal is to provide a reasonable estimate of the NAV per share of our common stock as of the end of each calendar year, commencing at the end of the year that we have acquired a sufficient number of properties that would allow the calculation of a meaningful NAV, which we anticipate will occur after we have owned a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. Our independent valuation firm and our accountants’ valuation of our real estate assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we intend to evaluate and provide our NAV per share on an annual basis following the initial calculation, our NAV per share may fluctuate daily, so that the NAV per share in effect for any calendar year may not reflect the precise amount that might be paid for your shares in a market transaction on any given day of that year. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. See Valuation Policies.

How is an investment in your common stock different from investing in shares of a listed REIT?

The fundamental difference between our common stock and that of a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a redemption plan that generally allows investors to redeem shares, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our common stock. However, we believe our shares are an alternative way for investors to deploy capital into a diversified pool of real estate assets, with a lower correlation to the general stock market than listed REITs.

How is an investment in your common stock different from investing in shares of other real estate investment opportunities offered on similar online investment platforms?

We expect to be one of the few non-exchange traded REITs offering securities directly to all potential investors primarily over the internet. Currently, other similar online investment platforms typically offer individual property investments as private placements to accredited investors only. We intend to own a more diversified portfolio, with certain tax advantages unique to REITs, that is accessible to both accredited and non-accredited qualified investors at a low investment minimum.

How will you use the proceeds raised in this offering?

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell (1) the midpoint of 2,500,000 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan and (2) the maximum of 5,000,000 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan. We may reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. The actual amount of dealer manager fees will vary from the estimated amounts shown because the specific amounts of shares of our common stock that we sell is uncertain. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses our advisor incurs on our behalf in connection with this offering and we are required to reimburse.

We expect to use the net proceeds from this offering for investments in properties that meet our criteria, including costs and fees associated with such investments. We also expect to use a portion of the net proceeds of this offering for general corporate purposes, including, but not limited to: legal and accounting fees, including legal and accounting fees associated with SEC filing responsibilities; the repurchase of shares under our share repurchase program; capital expenditures, tenant improvement costs and leasing costs related to our real estate properties; reserves required by any financings of our real estate investments; and the repayment of debt.

	Midpoint Offering (2,500,000 shares)		Maximum Offering (5,000,000 shares)
	Amount	Percent	Amount	Percent
Gross offering proceeds (assumes an initial offering price of $10.00 per share)	$25,000,000	100.0%	$50,000,000	100.0%
Less Offering Expenses (includes
Dealer manager fees (1) but excludes
Organization and Offering Expenses (2))	250,000	1%	500,000	1%
Net offering proceeds	$24,750,000	99%	$49,500,000	99%

(1)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We also will not pay selling commissions to broker-dealers in connection with this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of the 4,500,000 shares of common stock being sold per month in the primary offering, but will receive no fee for the sale of the 500,000 shares of common stock under our distribution reinvestment plan. We will also pay an upfront $10,000 due diligence fee. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses. As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date. See Plan of Distribution.

(2)	Our advisor will pay organization and offering expenses it may incur on our behalf in connection with the offering of our shares. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.

The table above assumes all of the proceeds raised in this offering will be pursuant to the sale of shares of our common stock in the primary offering. However, we expect to sell a portion of our shares of common stock in this offering pursuant to our distribution reinvestment plan. We will not pay selling commissions or dealer manager fees on any sale of shares of our common stock pursuant to our distribution reinvestment plan. We expect to use any distribution reinvestment plan proceeds for the same purposes described above. We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

How long will this offering last?

We expect to sell the shares of common stock offered in our primary offering and pursuant to our distribution reinvestment plan until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering and our distribution reinvestment plan offering for any reason at any time. We also reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan.

Who can buy shares?

Generally, you may purchase shares if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:

•	“accredited investors” under Rule 501(a) of Regulation D; and

•	all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

However, our shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor”.

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “Federal and State Law Exemptions and Purchase Restrictions” for more information.

In addition, we require that each purchaser of shares of our common stock be a U.S. Person (as defined consistent with the meaning in Regulation S promulgated under the Securities Act). Please refer to the section above entitled “Federal and State Law Exemptions and Purchase Restrictions” for more information.

Who might benefit from an investment in our shares?

An investment in our shares may be beneficial for you if you meet the minimum suitability standards described in this offering circular, seek to diversify your personal portfolio with a real estate-based investment, seek to receive current income, seek to preserve capital, and seek to obtain the benefits of potential long-term capital appreciation. However, investing in our common stock involves certain risks, and you should carefully consider the investment risks contained in “Risk Factors” before deciding whether to invest.

Is there any minimum investment required?

Yes. You must initially purchase at least 10 shares of our common stock to participate in this offering. If you have satisfied the applicable minimum purchase requirement, there is no minimum purchase required to purchase additional shares in this offering, including pursuant to our distribution reinvestment plan.

Are there any special restrictions on the ownership or transfer of shares?

Yes. Our charter contains restrictions on the ownership of our shares that prevent any one person from owning more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. These restrictions are designed to enable us to comply with ownership restrictions imposed on REITs by the Internal Revenue Code.

Are there any special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in shares?

Yes. The section of this offering circular entitled “ERISA Considerations” describes the effect the purchase of shares will have on individual retirement accounts and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and/or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account should carefully read that section of the offering circular.

We may make some investments that generate “excess inclusion income” which, when passed through to our tax-exempt stockholders, can be taxed as unrelated business taxable income (“UBTI”) or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

May I make an investment through my IRA, SEP or other tax-deferred account?

Yes. You may make an investment through your individual retirement account (“IRA”), a simplified employee pension (“SEP”) plan or other tax-deferred account. See Plan of Distribution—Purchases by Retirement Accounts.

In making these investment decisions, you should consider, at a minimum, (i) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account; (ii) whether the investment is consistent with the fiduciary and other obligations associated with your IRA, plan or other account; (iii) whether the investment will generate an unacceptable amount of UBTI for your IRA, plan or other account; (iv) whether you will be able to comply with the requirements under ERISA and the Internal Revenue Code that you value the assets of the IRA, plan or other account annually; and (v) whether the investment would constitute a prohibited transaction under applicable law.

How do I subscribe for shares?

If you choose to purchase shares in this offering, you will need to complete and sign a subscription agreement on our website, www.elevate.money, substantially in the form attached to this offering circular as Appendix A for a specific number of shares and pay for the shares at the time of your subscription.

If I buy shares in this offering, how may I sell them later?

We provide a share repurchase program for stockholders who wish to sell their shares.

Any stockholder in his/her/its unilateral discretion may submit shares for repurchase at any time within 90 days after the initial purchase of shares, and such shares will be repurchased at the price paid by the stockholder. If, as a result of a request for repurchase, a stockholder will own less than 10 shares of our common stock, we reserve the right to repurchase all of the shares owned by such stockholder.

After a stockholder has held his/her/its initially purchased shares for greater than 90 days, the share repurchase price at any given time will equal 97% of the most recently published NAV (and if none, then $10.00 per share) if the shares are owned for less than one year; 98% of the most recently published NAV (and if none, then $10.00 per share) if the shares are owned less than two years but greater than one year; 99% of the most recently published NAV (and if none, then $10.00 per share) if the shares are owned for less than three years but greater than two years; and 100% of the most recently published NAV (and if none, then $10.00 per share) if the shares are held for at least three years. Stockholders who wish to avail themselves of the share repurchase program must notify us by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The share repurchase program provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

However, we will only repurchase shares if, in the opinion of our board of directors, we have sufficient available cash with which to repurchase shares and at the same time maintain our then-current plan of operation. Our board may amend, suspend or terminate our share repurchase program upon 30 days’ notice to stockholders.

Our charter does not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor does our charter require us to list our shares for trading by a specified date. Our charter does not require us to ever provide a liquidity event to our stockholders. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

Will there be any limits on my ability to sell my shares in the repurchase program?

Yes. While we designed our share repurchase program to allow stockholders to request the repurchase of their shares on a monthly basis, we have imposed limitations on the total amount of repurchases during any month. The share repurchase program currently provides that the number of shares that may be repurchased in any given month is limited to 2% of the weighted average number of shares of common stock outstanding during the prior 12 months, not to exceed 5% in total for any three month period. Our board of directors may change terms of or suspend our share repurchase program at any time following notice to our stockholders. See Description of Shares—Share Repurchase Program for more details.

Will I be charged upfront selling commissions?

No. Investors will not pay upfront selling commissions as part of the price per share purchased in this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the primary offering, but will not receive any fee for shares sold under our distribution reinvestment plan. We will also pay an upfront $10,000 due diligence fee. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. See Plan of Distribution. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses.  As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

Who will pay our organization and offering costs?

Our advisor will pay organization and offering expenses it may incur on our behalf in connection with the offering of our shares. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. Organization and offering expenses consist of the actual legal, accounting, marketing, technology, advertising, filing fees, transfer agent costs and other accountable offering-related expenses.

Will I be notified of how my investment is doing?

Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	current periodic reports;

•	semi-annual financial reports;

•	an annual financial report; and

•	supplements or amendments to the offering circular.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary: posting on our website and on your personal dashboard on our website at www.elevate.money, U.S. mail or other courier; electronic delivery; or in a filing with the SEC. Additional information can also be found on our website or on the SEC’s website, www.sec.gov.

When will I get my detailed tax information?

Your Form 1099-DIV tax information will be mailed by January 31 of each year.

Who can help answer my questions about this offering?

If you have more questions about this offering, please contact:

ELEVATE.MONEY REIT I, INC.
4600 Campus Drive

Suite 201

Newport Beach, California 92660
(949) 275-2658
www.elevate.money

RISK FACTORS

Investing in our common stock involves certain risks. You should carefully consider the following risk factors, and those contained in any supplement to this offering circular, and all other information contained in this offering circular as supplemented before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the value of our common stock may decline, and you could lose some or all of your investment.

COVID-19 Pandemic

One of the most significant risks and uncertainties facing our company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (“COVID-19”) pandemic that began during the first quarter of 2020, and the COVID-19 mutation into several variants. We will closely monitor the impact of the COVID-19 pandemic on our business, including how the pandemic is affecting our ability to buy and sell our real estate properties at the estimated times and prices.

High Risks Related to the Start-up Nature of our Business

As a newly established business, investing in our common stock involves high risks that are not present in other companies, including other real estate investment trusts, that have an established investment portfolio and operating history. These high-risk factors include the following.

We have a limited operating history and established financing sources.

This is an initial public offering; we have limited operating history. We were incorporated in the State of Maryland on June 22, 2020 and, as of July 26, 2021, we have not acquired any properties or made any investments in properties; however, we are under contract to potentially acquire our initial property. See Potential Property Acquisition. Our advisor has no prior experience in the QSR, ACW or CS markets, but will call upon the substantial commercial real estate market knowledge and experience of its officers and employees.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful in this market, we must, among other things:

•	identify and acquire properties and investments that further our investment objectives;

•	increase awareness of the “Escalate Wealth” name within the investment products market;

•	attract, integrate, motivate and retain, through our advisor, qualified personnel to manage our day-to-day operations;

•	respond to competition for our targeted real estate properties and other investments as well as for potential investors; and

•	continue to build and expand our operational structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose money.

This is a “best efforts” offering. If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment will fluctuate with the performance of the specific properties we acquire.

This offering is being made on a “best efforts” basis, meaning that North Capital, a registered broker-dealer and our dealer manager for this offering, is only required to use best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the types of investments that we make, and the geographic regions in which our investments are located. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. Additionally, we are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain relatively fixed third party expenses such as legal, tax and audit, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds could increase our fixed third party expenses as a percentage of gross income, potentially reducing our net income and cash flow and potentially limiting our ability to make distributions.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis and we will begin to invest net proceeds from this offering in upon receipt from sales of our shares. Further, under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). We expect the size of the investments that we will make will average about $1 million to $3 million per asset. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of properties and investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of the investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of properties and investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Because our stockholders will not have the opportunity to evaluate the investments we may make before we make them, we are considered to be a blind pool. We may make investments with which our stockholders do not agree.

As of July 26, 2021, we have not acquired real estate properties or made any real estate investments; however, we are under contract to potentially acquire our initial property. See Potential Property Acquisition. We do not currently have any other properties or investments under contract that are reasonably probable of being acquired or originated with the proceeds from this offering. As a result, we are not able to provide you with any information to assist you in evaluating the merits of any specific future assets that we may acquire. We will seek to invest substantially all of the net proceeds from our primary public offerings, after the payment of fees and expenses, in the acquisition of real estate properties and investments. Our board of directors and management has broad discretion when identifying, evaluating and making such acquisitions. You will have no opportunity to evaluate the transaction terms or other financial or operational data concerning specific acquisitions before we invest in them. As a result, you must rely on our board of directors and our advisor to identify and evaluate our investment opportunities, and they may not be able to achieve our business objectives, may make unwise decisions or may make investments with which you do not agree.

Because we are selling our shares directly to the public and without the aid of an independent underwriter, our stockholders will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty our stockholders face.

Although North Capital performed a diligence review and investigation in connection with its engagement as dealer manager for this offering, there is no independent third-party underwriter selling our shares, and, accordingly, our stockholders will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offerings.

Due diligence reviews typically include an independent investigation of the background of the company and its affiliates, review of the offering document and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriting selling our shares, our stockholders must rely on the information in this offering circular and will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offering.

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. See U.S. Federal Income Tax Considerations.

Risks Related to Our Properties, Our Business and the Real Estate Industry

Most of our QSR, ACW, and CS properties will depend upon a single tenant for their rental income, and our financial condition and ability to make distributions may be adversely affected by a tenant’s bankruptcy or insolvency, a downturn in the business, or a tenant’s lease termination.

We expect that most of our QSR, ACW, and CS properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us and the potential resulting vacancy would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated or an existing tenant elects not to renew a lease upon its expiration, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant’s election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

If a QSR, ACW, or CS tenant declares bankruptcy, we may be unable to collect balances due under relevant leases.

Any of our QSR, ACW, or CS tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to you. In the event of a bankruptcy, we cannot assure you that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to you may be adversely affected. Further, our lenders may have a first priority claim to any recovery under the leases, any guarantees and any credit support, such as security deposits and letters of credit.

QSR, ACW, and CS net leases may not result in fair market lease rates over time.

We expect most of our rental income to come from net leases. Net leases typically contain (1) longer lease terms; (2) fixed rental rate increases during the primary term of the lease; and (3) fixed rental rates for initial renewal options, and, thus, there is an increased risk that these contractual lease terms will fail to result in fair market rental rates if fair market rental rates increase at a greater rate than the fixed rental rate increases.

Our QSR, ACW, and CS real estate investments will include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

A number of our QSR, ACW, and CS investments will be in special use single tenant properties. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-lease properties and adversely affect returns to you.

A high concentration of our QSR, ACW, or CS properties in a particular geographic area, or a high concentration of QSR, ACW, or CS tenants in a similar retail segment or concept, would magnify the effects of downturns in that geographic area or retail segment or concept.

In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if our tenants are concentrated in a certain retail segment or concept, any adverse effect to that retail industry generally would have a disproportionately adverse effect on our portfolio.

If a sale-leaseback transaction is recharacterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a QSR, ACW, or CS property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to you.

We will be dependent on our QSR, ACW, and CS tenants to fulfill their lease obligations to us, and franchisees will be required to fulfill their franchise agreement obligations to their QSR, ACW and CS franchisors, and an event that materially and adversely affects any tenant’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

Our leases with QSR, ACW, and CS tenants will be net leases, where we depend on tenants to pay all insurance, taxes, utilities, common area maintenance charges, maintenance and repair expenses and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business, including any environmental liabilities. There can be no assurance that our tenants will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations to us under their leases. The inability or unwillingness of tenants to meet their rent obligations to us under any of their leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of tenants to satisfy their other obligations under their leases with us, such as the payment of insurance, taxes and utilities could materially and adversely affect the condition of our properties.

In addition, we expect to have numerous QSR, ACW and CS tenants who operate their businesses under franchise agreements with third-party franchisors. Franchisee tenants will depend on the provision of services to them by their QSR, ACW or CS franchisors pursuant to their respective franchise agreements. Franchise agreements generally provide for the franchisor to provide certain franchising services to our franchisee tenants. The franchising services include licensing the right to use and display certain trademarks, utilize trade secrets and purchase proprietary products from the franchisor in connection with the operation of the franchisee tenant’s QSR, ACW or CS business. Other services may include marketing services, training and access to certain operating procedures and technical support. The failure of a franchisor to provide its franchisee with adequate services or any breach of a franchise agreement by a franchisee could have a material adverse effect on the QSR, ACW or CS business of our franchisee tenants.

We will be dependent on our QSR tenants successfully operating their restaurant businesses, and a failure do so could have a material adverse effect on our business, financial position or results of operations.

Factors which may impact the QSR business, financial position or results of operations of our tenants include the following:

•	food safety and food-borne illness concerns throughout the supply chain; health concerns arising from food-related pandemics, including the current COVID-19 virus and outbreaks of flu viruses or other diseases;

•	litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	unfavorable publicity, or a failure to respond effectively to adverse publicity;

•	labor and insurance costs;

•	insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach; and

•	the impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers.

Risks related to QSR, ACW, and CS real estate ownership could reduce the value of our properties, which could materially and adversely affect us.

Ownership of QSR, ACW, and CS real estate that is leased to tenants on a net basis is subject to risks inherent to the ownership of real estate, including:

•	inability to collect rent from tenants due to financial hardship, including bankruptcy;

•	changes in consumer trends and preferences that reduce demand for the products or services of our tenants;

•	inability to lease at or above the current rental rates, or at all, or sell properties upon expiration or termination of existing leases;

•	making capital expenditures to renovate vacant properties;

•	environmental risks related to the presence of hazardous or toxic substances or materials on our properties;

•	subjectivity of real estate valuations and changes in such valuations over time;

•	illiquid nature of real estate compared to most other financial assets;

•	changes in laws and regulations, including those governing real estate usage and zoning;

•	changes in interest rates and the availability of financing; and

•	changes in the general economic and business climate.

The occurrence of any of the risks described above may cause the value of our QSR, ACW, or CS real estate to decline, which could materially and adversely affect us.

Our pursuit of investments in, and acquisitions of QSR, ACW, and CS properties may be unsuccessful or fail to meet our expectations.

Investments in and acquisitions of QSR, ACW, CS properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform or become insolvent.

Inflation may materially and adversely affect us and our QSR, ACW, and CS tenants.

Increased inflation could have a negative impact on variable-rate debt we currently have or that we may incur in the future. Our leases will typically contain provisions, such as rent escalators, designed to mitigate the adverse impact of inflation on our results of operations. Because tenants will typically be required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not affect us. However, increased operating expenses at vacant properties and the limited number of properties that are not subject to full triple-net leases could cause us to incur additional operating expenses, which could increase our exposure to inflation. Additionally, the increases in rent provided by many of our leases may not keep up with the rate of inflation. Increased costs may also have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us.

Bankruptcy laws will limit our remedies if a QSR, ACW, or CS tenant becomes bankrupt and rejects its leases.

If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant’s leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured pre-petition claim subject to statutory limitations, and therefore any amounts received in bankruptcy are likely to be substantially less valuable than the remaining rent we otherwise were owed under the leases. In addition, any claim we have for unpaid past rent could be substantially less than the amount owed.

The failure of any of our QSR, ACW, or CS tenants to fulfill its maintenance obligations may have a materially adverse effect on our ability to operate and grow our business.

The failure of any of our tenants to fulfill their maintenance obligations may cause us to incur significant and unexpected expenses to remediate any resulting damage to the property. Furthermore, the failure by any QSR, ACW, or CS tenant to adequately maintain a leased property could adversely affect our ability to timely re-lease the property to a new tenant or otherwise monetize our investment in the property if we are forced to make significant repairs or changes to the property as a result of the tenant’s neglect. If we incur significant additional expenses or are delayed in being able to pursue returns on our real estate investments, it may have a materially adverse effect on our ability to operate and grow our business and our ability to achieve our strategic objectives.

We may be dependent on the QSR, ACW and CS industries and may be susceptible to the risks associated with them, including competition and consumer spending preferences, which could materially adversely affect our business, financial position or results of operations.

To the extent that we become an owner of properties serving the QSR, ACW and CS industries, we will be impacted by the risks associated with those industries. Therefore, our success will to some degree be dependent on the QSR, ACW, and CS industries, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and any of our other tenants have no control.

The QSR, ACW, and CS industries are characterized by a high degree of competition among a large number of participants. Competition is intense between national and regional franchise chains and locally-owned QSR, ACW, and CS businesses in most of the markets. As competing properties are constructed, the lease rates we assess for our properties may be negatively impacted upon renewal or new tenant pricing events.

In addition, our QSR, ACW, and CS tenants may encounter significant macroeconomic forces including adverse changes in consumer spending or consumer preferences for particular foods, goods, services or restaurant/store-based retailing, which could severely impact our tenants’ ability to pay rent. Shifts from in-restaurant and in-store to online takeout and delivery ordering and shopping could increase due to changing consumer dining and shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on our QSR, ACW and C-Store tenants’ ongoing viability.

Our QSR, ACW, and CS tenants’ businesses will be subject to government regulations and changes in current or future laws or regulations could restrict their ability to operate both their and our business in the manner currently contemplated.

We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect our QSR, ACW, and CS tenants and properties, including, but not limited to environmental laws and regulations. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities and could cause a material adverse effect on our results of operation.

In particular, the QSR and ACW industries are subject to extensive federal, state and local regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. Our QSR tenants will be subject to licensing and regulation by state and local authorities relating to wages and hours, healthcare, health, sanitation, safety and fire standards and the sale of alcoholic beverages. Our QSR tenants will also be subject to, among other laws and regulations, laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could have an adverse effect on our QSR tenants’ results of operations, which could also adversely affect our business, results of operations or financial condition.

Our AWC tenants will be subject to licensing and regulation by state and local authorities, in particular environmental regulations governing the use of cleaning solutions, solvents, wastewater storage and disposal and water reclamation. In addition, our AWC properties may contain a QSR and/or CS component that would subject them to the regulations of those industries.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner and operator of real property, we are subject to various federal, state and local environmental, health and safety laws and regulations. We may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any of our then-current or former properties at or from which there has been a release or threatened release of hazardous materials as well as other affected properties, regardless of whether we knew of or caused the contamination.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we or our tenants could be subject to other liabilities, including governmental penalties for violation of environmental, health and safety laws, liabilities for injuries to persons for exposure to hazardous materials, and damages to property or natural resources. Furthermore, some environmental laws can create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination or can restrict the manner in which a property may be used because of contamination. We also could be liable for the costs of remediating contamination at third party sites, e.g., landfills, where we or our tenants send waste for disposal without regard to whether we comply with environmental laws in doing so.

The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell, develop or lease the real estate or to borrow using the real estate as collateral.

While QSR, ACW, and CS tenants under our leases will generally indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that materially adversely impact our cash flow.

All of our properties will be required to comply with Title III of the Americans with Disabilities Act, or the ADA. The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require, for example, removal of access barriers and non-compliance could result in the imposition of fines by the U.S. Government or an award of damages to private litigants, or both. While the tenants to whom we lease properties are obligated by law to comply with the ADA provisions, under the law we are also legally responsible for our properties’ ADA compliance. If required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could have an adverse effect on our financial condition and our ability to make distributions. State and local laws may also require modifications to our properties related to access by disabled persons. In addition, we will be required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

While QSR, ACW, and CS tenants under our leases generally will indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Active management and operation of a restaurant business by our QSR tenants may expose them to potential liabilities beyond those traditionally associated with commercial property tenants.

Managing and operating an active restaurant business will expose our QSR tenants to potential liabilities associated with the operation of restaurants. Such potential liabilities not typically associated with other businesses include potential liabilities for wage and hour violations, guest discrimination, food safety issues including poor food quality, food-borne illness, food tampering, food contamination, workplace injury, and violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party). In the event that one or more of the potential liabilities associated with managing and operating an active restaurant business materializes, such liabilities could adversely affect our QSR tenants’ financial position and results of operations and their ability to pay us rent, which could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

General Risks

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial condition and disputes between our co-venturers and us.

We may co-invest, and may continue in the future to co-invest, with our affiliates or those of our advisor or with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with these investments, we may not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Our growth will be dependent upon our ability to acquire, lease, integrate and manage properties successfully.

We cannot assure you that we will be able to identify real estate investments, including joint ventures, that meet our investment criteria, that we will be successful in completing any acquisition we identify or that any acquisition we complete will produce a return on our investment.

Our future growth will be dependent upon our ability to successfully acquire new properties and enter into joint ventures on favorable terms, which may be adversely affected by the following significant risks:

•	we may be unable to acquire a desired property at all or at a desired purchase price because of competition from other purchasers;

•	many of our future acquisitions are likely to be dependent on external financing, and we may be unable to finance an acquisition on favorable terms or at all;

•	we may be required to incur significant capital expenditures to improve or renovate acquired properties;

•	we may incur an increase in operating costs or may not have the proceeds available to implement renovations or improvements at acquired properties which are necessary to attract and retain tenants;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our then-existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of the properties.

As we acquire properties, we will be subject to risks associated with managing new properties, including lease-up and integration risks. Newly acquired properties may not perform as expected, and newly acquired properties may have characteristics or deficiencies unknown to us at the time of acquisition.

We have limited time to perform due diligence on our acquired properties, which could subject us to significant unexpected liabilities and under-performance of the acquired properties.

When we enter into an agreement to acquire a property, we will often have limited time to complete our due diligence prior to acquiring the property. Because our internal resources are limited, we may rely on third parties to conduct a portion of our due diligence. To the extent these third parties or we underestimate or fail to identify risks and liabilities associated with the properties we acquire, we may incur unexpected liabilities, or the property may fail to perform in accordance with our projections. If, during the due diligence phase, we do not accurately assess the value of and liabilities associated with a particular property, we may pay a purchase price that exceeds the current fair value of the assets. As a result, material goodwill and other intangible assets would be recorded, which could result in significant charges to earnings in future periods. These charges, in addition to the financial impact of significant liabilities that we may assume, could materially and adversely impact our financial and operating results, as well as our ability to pay distributions.

We may be unable to invest our capital resources on acceptable terms or at all.

Our ability to achieve our desired levels of financial performance will depend significantly upon our ability to invest efficiently our available capital resources in accretive properties transactions, and we have limited experience in the QSR, CS and ACW markets. Although we seek to maintain a pipeline of suitable investment opportunities, we cannot assure you that we will be able to identify any acquisition opportunities or other investments that meet our investment objectives or that any investment that we make will produce a positive return. Moreover, our investment pipeline is generally subject to numerous uncertainties and conditions that make it difficult to predict if or when any such potential transactions will be consummated. Accordingly, we may be unable to invest our available capital resources on acceptable terms within the time period that we desire, or at all, and these delays could result in additional dilution and may cause our financial results to fall short of our expectations. Moreover, we have significant flexibility in investing our capital resources, and we may use the resources in ways with which our stockholders may not agree or for purposes other than those that we originally contemplated.

Difficulties in selling real estate could limit our flexibility.

We intend to evaluate the potential disposition of assets that may no longer meet our investment objectives. When we decide to sell an asset, we may encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In some cases, we may also determine that we will not recover the carrying value of the property upon disposition and might recognize an impairment loss. In addition, in order to maintain our status as a REIT, the Internal Revenue Code imposes restrictions on our ability to sell properties held fewer than two years, which may cause us to incur losses thereby reducing our cash flows and adversely impacting distributions to equity holders.

Our ownership of properties through ground leases may expose us to the loss of such properties upon the exercise by the lessors of purchase options or the breach or termination of the ground leases.

We may acquire an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located. We could lose our interests in a property if the ground lease is terminated, if a purchase option is exercised by the lessor or if we breach the ground lease, which could adversely affect our financial condition or results of operations.

We are subject to numerous laws and regulations, changes to which could increase our costs and individually or in the aggregate adversely affect our business.

We will be subject to laws and regulations affecting our operations in a number of areas. Changes in these laws and regulations, including, among others, healthcare reform such as the repeal or significant amendment of the Affordable Care Act, employment law reform such as the enactment of federal overtime exemption regulations, and financial and disclosure reform such SEC rulemaking, including executive compensation regulations, or the enactment of new laws or regulations, may increase our costs. Also, compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, which may further increase the cost of compliance and doing business.

In addition, we are subject to tax laws and regulations, which are under constant review by persons involved in the legislative process, at the Internal Revenue Service and the U.S. Department of the Treasury, and at various state tax authorities. Changes to tax laws, regulations, or administrative interpretations, which may be applied retroactively, could adversely affect us in a number of ways, including the following:

•	making it more difficult or more costly for us to qualify as a REIT;

•	decreasing real estate values generally; and

•	lowering effective tax rates for non-REIT “C” corporations, which may cause investors to perceive investments in REITs to be less attractive than investments in the stock of non-REIT “C” corporations.

We cannot predict whether, when, in what forms, or with what effective dates, laws, regulations, and administrative interpretations applicable to us or our stockholders may be changed. Any such change may significantly affect our liquidity and results of operations, as well as the value of our shares.

We may be adversely impacted by new accounting pronouncements.

Accounting policies are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board (“FASB”) and the SEC, entities that create and interpret accounting standards, may issue new accounting pronouncements or change their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations, and could also affect the comparability of our financial results to previous periods. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. The adoption of new accounting pronouncements could also affect the calculation of our debt covenants, and we cannot be assured that we will be able to work with our lenders to amend our debt covenants in response to such changes.

Cybersecurity risks and cyber incidents could adversely affect our business, disrupt operations and expose us to liabilities to tenants, employees, capital providers, and other third parties.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence. These cyber incidents could negatively impact us, our tenants and/or the capital markets.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers and our tenants. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including tenants’ and suppliers’ personal information, private information about employees, and financial and strategic information about us. Further, as we pursue our strategy to grow through acquisitions and to pursue new initiatives to improve our operations, we are also expanding our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of tenants, potential liability and competitive disadvantage, any of which could result in a material adverse effect on our financial condition or results of operations.

Acts of violence, terrorist attacks or war may affect the results of our operations.

Terrorist attacks or other acts of violence may negatively affect our operations. There can be no assurance that there will not be terrorist attacks against businesses within the United States. These attacks may directly or indirectly impact our physical facilities or the businesses or the financial condition of our tenants. The United States is engaged in armed conflict, which could have an impact on these parties. The consequences of armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or be insured for such.

More generally, any of these events or threats of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our financial condition or results of operations.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our stockholders will depend on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	general economic conditions;

•	rising level of interest rates;

•	local oversupply, increased competition or reduction in demand for our properties;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent our properties on favorable terms;

•	inability to finance property acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments; and

•	changing tenant demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We will carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers’ compensation insurance covering all of the properties in our portfolio under various policies we deem appropriate under the circumstances. We hope that these policy specifications and insured limits will be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God that may be either uninsurable or not economically insurable. Some of our properties may be insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue any earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums from any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties (“PRPs”). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property’s value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for personal injury or property damage, or adversely affect our ability to sell or lease the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials (“ACBM”), storage tanks, storm water and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties we acquire may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio may have contained, or be adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations would create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers.

Insurance carriers have reacted to awards or settlements related to lawsuits against owners and managers of properties alleging personal injury and property damage caused by the presence of mold in real estate by excluding mold related programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on tenants or the property.

Environmental liability at any properties we acquire, including those related to the existence of mold, may have a material adverse effect on our financial condition, results of operations, cash flow, or our ability to satisfy our debt service obligations and pay dividends or distributions to our security holders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to the government or private litigants and also could result in an order to correct any non-complying feature. Also, discrimination on the basis of certain protected classes can result in significant awards to victims. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio will be subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

The impact of climate change may adversely affect our financial condition or results of operations.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of properties we acquire and could also require us to spend more on our properties without a corresponding increase in revenue.

Risks Related to Compliance and Regulation

We are offering our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty with regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common stock, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of properties and related investments, which could severely affect the value of our common stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and these procedures are subject to auditor attestation requirements. Therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations and received such attestations.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Online Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire rental properties and real estate equity investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Online Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, our common stock may be refused. We will not have the ability to reject a transfer of our common stock where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Risks Related to an Investment in Our Common Stock

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash generated from our operations. The amount of cash available for distribution will be affected by many factors, such as our ability to buy properties as offering proceeds become available and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. We cannot assure you that we will be able to pay or maintain distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase our cash available for distribution to stockholders. For a description of the factors that can affect the availability and timing of cash distributions to stockholders. See Description of Shares — Distributions.

We face significant competition for real estate investment opportunities, which may limit our ability to acquire suitable investments and achieve our investment objectives or pay distributions.

We face competition from various entities for investment opportunities, including other REITs, pension funds, banks and insurance companies, private equity and other investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants or the geographic location of their investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets could impact the cost and availability of debt to finance real estate investments, which is a key component of our acquisition strategy. A downturn in the credit markets and a potential lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, our stockholders may experience a lower return on their investment.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our advisor in the acquisition of our investments, including the determination of any financing arrangements. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in this offering, the greater our challenge will be to invest the net offering proceeds on attractive terms. Our investors must rely entirely on the management abilities of our advisor and the oversight of our board of directors. We can give no assurance that our advisor will be successful in obtaining suitable investments on financially attractive terms or that, if our advisor makes investments on our behalf, our investment objectives will be achieved. If we, through our advisor, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and the long-term returns to our stockholders to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more shares we sell in this offering, the more difficult it will be to invest the net offering proceeds promptly and on attractive terms. Therefore, the offering process increases the risk of delays in investing our net offering proceeds. Delays we encounter in the selection, acquisition of income-producing properties or the acquisition of other related real estate investments would likely limit our ability to pay distributions to you and reduce your overall returns.

We may change our targeted investments without stockholder consent.

We currently intend to invest QSR, ACW, and CS properties and related real estate investments; however, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. In the event that we are unable to find properties that meet our investment criteria, we will consider investments in other types of properties.

Any change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an acquisition, we will consider the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that our advisor presents us with what we believe to be good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code. Therefore, our portfolio composition may vary from what we initially expect; however, we will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different investments.

The offering price per share of our common stock may not reflect the value that stockholders will receive for their investment.

We have not established the offering price per share of our common stock being sold in this offering on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the NAV per share on an annual basis using valuation methodologies that involve subjective judgments and estimates, commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur after we have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. As with any valuation methodology, the methodologies we use to determine NAV per share are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated NAV per share of our common stock, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration.

Accordingly, with respect to our current offering price per share and, when determined by our board of directors, our estimated NAV per share and our annually updated offering price, we can give no assurance that:

•	a stockholder would ultimately realize distributions per share equal to our offering price per share or estimated NAV per share upon a sale of our company;

•	our shares of common stock would trade at our offering price per share or estimated NAV per share on a national securities exchange;

•	a third party would offer our offering price per share or estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable for compliance with ERISA reporting requirements.

The NAV of our shares will fluctuate over time in response to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets.\

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.

Currently, environments for the types of properties we are targeting for investment are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans.

We plan to rely on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our initial indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our initial indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Recent financial market conditions have improved significantly from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, which could negatively impact the value of our assets.

Disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. It remains uncertain whether the capital markets can sustain the current transaction levels. Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in properties could decrease below the amounts paid for such investments; and/or

•	revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations.

All of these factors could reduce our stockholders’ return and decrease the value of an investment in us.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, industries, or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. Therefore, our investments may at times be concentrated in a limited number of geographic locations, or secured by assets concentrated in a limited number of geographic locations. Our ability to diversify is also constrained by the maximum offering amount and our ability to leverage off of that amount. To the extent that our properties portfolio is concentrated in limited geographic regions, downturns relating generally to such region, industry or business sector may result in declining values and defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to pay distributions to our stockholders. In order to diversify our investment portfolio, we may co-invest or joint venture with affiliates or third parties including through exchanges of ownership interests in respective properties, which could result in the loss of control over a given property.

Any adverse economic or real estate developments in our target markets could adversely affect our operating results and our ability to pay distributions to our stockholders.

Because we depend upon our advisor and its affiliates to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer.

We depend on our advisor to manage our operations and our portfolio of properties. Our advisor depends upon the fees and other compensation that it receives from us in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes to our relationship with, or the financial condition of, our advisor and its affiliates, could hinder their ability to successfully manage our operations and our portfolio of investments.

We may not be successful in conducting this offering, which would adversely impact our ability to implement our investment strategy.

The success of this offering and our ability to implement our business strategy depend upon our ability to sell our shares to investors. All investors have a choice of numerous competing real estate investment trust offerings, many with similar investment objectives, which may make selling our shares to such investors more difficult. If we are not successful in growing, operating and managing this process, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy.

The loss of or the inability to retain or obtain key real estate professionals at our advisor could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

We believe that our future success depends, in large part, upon the contributions of the officers, managers and employees of our advisor in managing and advising us. Neither we nor our advisor have employment agreements with these individuals and they may not remain associated with our advisor. There is also no exclusivity with regard to the services of our advisor or its employees and we may compete for their services with other future affiliated real estate programs, including future programs with similar investment objectives to ours. If any of these persons were to cease their association with our advisor or its affiliates, we may be unable to find suitable replacements and our operating results could suffer as a result. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon the ability of our advisor to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor may be unsuccessful in attracting and retaining such skilled professionals. If we lose or are unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

Our rights and the rights of our stockholders to recover claims against our directors are limited, which could reduce our stockholders’ and our recovery against our directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our bylaws provide that none of our directors shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our directors (as well as by our officers, employees and agents) in some cases, which would decrease the cash otherwise available for distribution to you.

Risks Related to our Management Structure and Conflicts of Interest

Our advisor and its affiliates, including all of our executive officers and our directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us which could result in actions that are not in the long-term best interests of our stockholders.

Most of our executive officers and our directors and other key real estate professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and LRE. Our advisor and LRE receive substantial fees from us. These fees could influence our advisor’s and LRE’s advice to us as well as the judgment of its affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	(i) the continuation, renewal or enforcement of our agreements with our advisor and LRE; (ii) sales of real estate investments, which would entitle LRE to disposition fees; (iii) acquisitions of real estate investments, which entitle our LRE to acquisition fees, and REIT management fees payable to our advisor based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from affiliates of our advisor, which might entitle our advisor and/or its affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller; (iv) borrowings to acquire real estate investments, which borrowings will increase the acquisition fees, financing fees and REIT management fees payable to our advisor or LRE; (v) whether and when we seek to list our shares of common stock on a national securities exchange, which listing may make it more likely for us to become self-managed or internalize our management and which could also adversely affect the sales efforts for other advisor-affiliated programs, depending on the price at which our shares trade; and (vi) whether we seek to sell the company, which sale could terminate the REIT management fee.

•	Many investment opportunities that are suitable for us may also be suitable for any other future advisor-affiliated programs. When the real estate professionals providing advisory and management services to us direct an investment opportunity, they, in their sole discretion, will offer the opportunity to the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. It is possible that our acquisition stage may overlap with other future advisor-affiliated programs.

•	We would rely on officers, employees and other key professionals employed by, or affiliated with, our advisor, including Mr. Hofer, to provide services to us for the day-to-day operation of our business. acquisitions of real estate investments, which entitle LRE to acquisition fees and our advisor to REIT management fees based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from affiliates of our advisor, which might entitle affiliates of our advisor to disposition fees and possible subordinated incentive fees in connection with its services for the seller. Mr. Hofer generally, is not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate-related investments. As a result of his potential interest in future affiliated real estate programs, the obligations of Mr. Hofer to those program investors and the fact that he engages in and will continue to engage in other business activities on behalf of himself and others, Mr. Hofer would face conflicts of interest in allocating his time among us and any other future advisor-affiliated programs, as well as other business activities in which he is involved. During times of intense activity in other programs and ventures, Mr. Hofer may devote less time and fewer resources to our business than are necessary or appropriate to manage our business.

•	We would also rely on officers and other key professionals employed by, or affiliated with, our advisor and LRE to supervise the management of investments. If these individuals direct prospective tenants to properties owned by a future advisor-affiliated program when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

•	Mr. Hofer and any other individuals serving on the board of directors of both another real estate program and our board of directors, as well as the executive officers and key real estate professionals that may be assembled by our advisor to provide advisory and management services to us, may also be executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in future advisor-affiliated entities. As a result, they owe fiduciary duties to each of these entities, their members and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could influence the judgment of our board of directors when considering issues for us that also may affect our advisor or future advisor-affiliated programs and could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities.

•	Future advisor-affiliated programs may seek to raise capital through a public offering being conducted concurrently with this offering. As a result, our advisor may face conflicts of interest arising from potential competition with us or any future advisor-affiliated programs for investors and investment capital. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making an investment in our shares.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own and permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. In addition, our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of repurchase of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act; however, if we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we will not be required to register as an investment company based on the following analysis. With respect to the 40% test, the entities through which we intend to own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we are a holding company and do not intend to invest or trade in securities ourselves. Rather, through majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of our subsidiaries will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of our subsidiaries relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC or its staff may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. In this regard, we note that in 2011 the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

We do not have a separately appointed audit committee composed of independent directors, which could increase the risk of a financial reporting failure.

We have not appointed a separate audit committee composed of independent directors. Instead, responsibilities addressed by audit committees of other REITs are handled by our independent directors.

Because we have no separately appointed audit committee, no special committee has been assigned to devote special attention to understanding our financial statements and financial condition, dealing regularly with our auditors, and setting corporate policy on financial controls and reporting. The absence of a specially appointed audit committee may increase the possibility of failures to properly supervise our financial controls and reporting requirements in the management of our business.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders will have only limited liquidity and may not be able to immediately sell their shares under our share repurchase program.

Our charter documents do not require us to seek stockholder approval to liquidate our assets by a specified date, nor do they require us to list our shares for trading by a specified date. No public market currently exists for our shares. Until our shares are listed, if ever, you may not sell your shares other than in limited circumstances. If you are able to sell your shares, you may have to sell them at a substantial loss.

While we do not expect that a secondary market for resale of our stock will develop, we intend to provide a monthly share repurchase program for stockholders who wish to sell their shares. Our ability to repurchase shares depends upon the levels of our cash reserves (including distribution reinvestment proceeds), availability under any line of credit that we might have, the pace of new share sales, and various other aspects of our operations that generate cash flow. If we cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in our share repurchase program, then we will honor repurchase requests on a pro rata basis.

Our board may amend, suspend or terminate our share repurchase program upon 30 days’ notice to stockholders. See Description of Shares — Share Repurchase Program for more information about the program.

We may, at some future date, seek to list our shares on a national securities exchange to create a secondary market for our stock, but we have no current plan to do so, and for the foreseeable future stockholders should assume that the only available avenue to sell their shares will be our share repurchase program, described above.

Our investors’ interest in us could be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 5,000,000 shares of common stock and 5,000,000 shares of preferred stock. Our board of directors has no present intention to issue preferred stock but may do so at any time it determines circumstances warrant such issuance, including in connection with property acquisitions and maintaining our qualified REIT status. Our board of directors may increase the number of authorized shares of common and preferred stock without stockholder approval. After our investors purchase shares in this offering, our board may elect to (i) sell additional shares in this or in future public offerings, including through our distribution reinvestment plan; (ii) issue equity interests in private offerings; (iii) issue shares to third party agents or service providers in payment of outstanding fee obligations; (iv) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests; or (v) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after our investors purchase shares, whether in this or future primary offerings, pursuant to our distribution reinvestment plan or otherwise, our investors’ percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional issuance of shares, the use of the proceeds and the value of our real estate investments, our investors could also experience dilution in the book value and NAV of their shares and in the earnings and distributions per share.

Payment of fees in connection with this offering, including fees to our advisor, dealer-manager and their affiliates; and organization and offering expenses in connection with this offering, reduces cash available for investment and could reduce the amount of cash available for distribution to our stockholders and increase the risk that our stockholders will not be able to recover the amount of their investment in our shares.

Our advisor and its affiliates pay all of our organization and offering expense, including all fees payable to North Capital. which we reimburse our advisor for on a monthly basis from the proceeds of this offering. Our advisor also pays all operating costs with respect to our business and operations, and LRE performs services for us in connection with the selection and acquisition of our real estate investments, the management and leasing of our real estate properties through third party property management companies, the administration of our real estate-related investments and the disposition of our real estate investments. We pay our advisor and LRE substantial fees for their services, which results in immediate dilution of the value of our stockholders’ investment and reduces the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor and LRE may be increased subject to approval by our board of directors and the other limitations in our charter, which would further dilute our stockholders’ investment and could reduce the amount of cash available for investment or distribution to stockholders and increase the risk that our stockholders. will not be able to recover the amount of their investment in our shares, resulting in dilution of the value of our stockholders’ investment. See Compensation.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their units, we may need to expend substantial funds for renovations to the vacated space in order to attract replacement tenants. If we need additional capital in the future to renovate or maintain our properties or for any other reason, we may have to obtain funding from sources other than our funds from operations or proceeds from our distribution reinvestment plan, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders and could reduce the value of our stockholders’ investment in us.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see Description of Shares—Business Combinations—Control Share Acquisitions and — Subtitle 8.

We are subject to risks relating to litigation and regulatory liability.

We face legal risks in our businesses, including risks related to the securities laws and regulations across various state and federal jurisdictions. Non-traded REITs have been the subject of increased scrutiny by regulators and media outlets resulting from inquiries and investigations initiated by FINRA and the SEC.

Violations of state and federal securities registration laws may result in contingent liabilities to purchasers for sales of unregistered securities and may also subject the seller to fines and penalties by securities regulatory agencies. It is possible that we and our affiliates could be subject to sanctions or to similar liabilities in the future, should another violation of securities registration requirements occur. A finding of such a violation could have a material adverse effect on our business, financial condition and operating results.

Risks Associated with Debt Financing

We obtain lines of credit, mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our properties and other assets. In some instances, we intend to acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties, to fund property improvements and other capital expenditures, to pay distributions and for other purposes. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms or at all.

If we do mortgage a property and there is a shortfall between the cash flow generated by that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distribution to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders’ investment in us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage or other debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of all or a part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratios. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose money.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our funds from operations and the amount of cash available for distribution to our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

We may use leverage in connection with any real estate investments we make, which increases the risk of loss associated with this type of investment.

We may finance the acquisition of our properties and real estate-related investments with warehouse lines of credit and repurchase agreements. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments will reduce our cash available for distribution. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. If we utilize repurchase financing and if the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuances of mortgage-backed securities and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to pay distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements into which we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives and limit our ability to pay distributions to our stockholders.

Increases in interest rates would increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We may incur variable rate debt. Increases in interest rates will increase the cost of that debt, which could reduce our funds from operations and the cash we have available for distribution to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment in us.

We may incur debt until our total liabilities would exceed 60% of the cost of our tangible assets including the Property Cost of all of our real estate investments (before deducting depreciation or other noncash reserves). We may exceed this limit with the approval of the majority of our directors. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute to our stockholders and could result in a decline in the value of our stockholders’ investment in u

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

From time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. There is no assurance that our hedging strategy will achieve our objectives. We may be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. As a result of the global credit crisis, there is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with an interest rate swap agreement could result in the loss of that collateral.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received. See Description of Shares—Distribution Reinvestment Plan—Tax Consequences of Participation.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we elect to treat property that we acquire in connection with certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

•	If we sell an asset that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders’ investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If a tax-exempt stockholder has incurred debt to purchase or hold our common stock, then a portion of the distributions to and gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, and some entities such as private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of our capital stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which our stockholders might receive a premium for their shares over the then prevailing market price or which our stockholders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure our stockholders that we will be able to comply with the 25% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

The IRS may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain “income inclusions” with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Income Tests. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the IRS will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Distributions payable by REITs do not qualify for the reduced tax rates.

The maximum tax rate for distributions payable to domestic stockholders that are individuals, trusts and estates is 23.8%. Distributions payable by REITs, however, are generally not eligible for the reduced rates. While this tax treatment does not adversely affect the taxation of REITs or distributions paid by REITs, the more favorable rates applicable to regular corporate distributions could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay distributions, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account (“IRA”)) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, about our business, including, in particular, statements about our plans, strategies and objectives.

You should carefully review the “Risk Factors” section of this offering circular, and those contained in any supplement to this offering circular, for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations and funds from operations, our strategic plans and objectives, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecast in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	Risks and uncertainties related to the start-up and “blind pool” nature of our business;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Competition from other properties and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in the QSR, ACW and CS property markets;

•	Our possible failure to qualify as a real estate investment trust and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon our advisor and its key personnel whose continued service is not guaranteed;

•	Our advisor’s ability to identify, hire and retain highly qualified executives in the future;

•	Availability of appropriate property acquisition targets;

•	Failure to integrate acquisitions successfully;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Impact of ad valorem, property and income taxes;

•	Changes in U.S. generally accepted accounting principles (“GAAP”);

•	Repair or renovation delays, increasing costs or exceeding completion time estimates;

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Lease-up risks; and

•	Potential need to fund improvements or other capital expenditures out of operating cash flow.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the “Risk Factors” section of this offering circular below. New factors may also emerge from time to time that could materially and adversely affect us.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell (1) the midpoint of 2,500,000 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan and (2) the maximum of 5,000,000 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan. We may reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. The actual amount of dealer manager fees will vary from the estimated amounts shown because the specific amounts of shares of our common stock that we sell is uncertain. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses our advisor incurs on our behalf in connection with this offering and we are required to reimburse.

We expect to use the net proceeds from this offering for investments in properties that meet our criteria, including costs and fees associated with such investments. We also expect to use a portion of the net proceeds of this offering for general corporate purposes, including, but not limited to: legal and accounting fees, including legal and accounting fees associated with SEC filing responsibilities the repurchase of shares under our share repurchase program; capital expenditures, tenant improvement costs and leasing costs related to our real estate properties; reserves required by any financings of our real estate investments; and the repayment of debt.

	Midpoint Offering (2,500,000 shares)		Maximum Offering (5,000,000 shares)
	Amount	Percent	Amount	Percent
Gross offering proceeds (assumes an initial offering price of $10.00 per share)	$25,000,000	100.0%	$50,000,000	100.0%
Less Offering Expenses (includes
Dealer manager fees (1) but excludes
Organization and Offering Expenses)	250,000	1%	500,000	1%
Net offering proceeds	$24,750,000	99%	$49,500,000	99%

(1)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We also will not pay selling commissions to broker-dealers in connection with this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of the 4,500,000 shares of common stock being sold per month in the primary offering, but will receive no fee for the sale of the 500,000 shares of common stock under our distribution reinvestment plan. We will also pay an upfront $10,000 due diligence fee. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses. As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. We will also pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date. See Plan of Distribution.

MANAGEMENT

Internal Management

Board of Directors

We operate under the direction of our board of directors including our independent directors; who are all are accountable to us and our stockholders as fiduciaries. Our board is responsible for the management and control of our affairs. In addition, our board has a fiduciary duty to our stockholders to supervise our relationship with our advisor, who shall manage our day-to-day operations and our portfolio of real estate investments. Our board will approve our investments in the properties and oversee our operations.

We operate under our charter and bylaws, which act as our governing documents. Our directors approved the provisions of our charter and bylaws by resolutions adopted at our first meeting of the board of directors.

The term of office of each director is one year. Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast on any matter at any stockholder meeting constitutes a quorum. Under our charter, a majority of the shares entitled to vote and present in person or by proxy at a meeting of stockholders at which a quorum is present is required for the election of the directors at a meeting of stockholders called for that purpose. This means that, of the shares entitled to vote and present in person or by proxy, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to our board of directors. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time. Any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for that purpose. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director(s) shall be removed.

Unless otherwise provided by Maryland law, our board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that our directors nominate replacements for any vacancies among the director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on our board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of any appointed committees of the board, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity, although we expect our directors would act on these matters.

Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and our advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Selection of Our Board of Directors; No Independent Directors

In determining the composition of our board of directors, our board of directors’ goal was to assemble a group of persons whose individual skills, character, judgment, leadership experience, real estate experience and business acumen would complement each other and bring a diverse set of skills and experiences to our board as a whole. We have two directors on our board of directors who are not independent directors because they are both principals of our advisor.

Executive Officers; Directors; and Independent Directors

We have provided below certain information about our current executive officers and directors.

Name(1)	Age(2)	Positions	Term of Office(3)(4)
Harold Hofer	65	Chairman of the Board,	June 22, 2020
		Chief Executive Officer,
		Chief Financial Officer and
		Director

Sachin Jhangiani	44	President, Secretary and Director	June 22, 2020

Vipe Desai	60	Independent Director (5)	February 23, 2021

Jeffrey Cyr	61	Independent Director (5)	February 23, 2021

(1)	The address of each executive officer and director listed is 4600 Campus Drive, Suite 201, Newport Beach, California 92660.

(2)	As of March 1, 2021.

(3)	Indicates the commencement date of the executive officer’s or director’s service with us.

(4)	None of our executive officers will receive any compensation from us in connection with the performance of their executive officer services or serving as a director. Our advisor will pay all executive officer compensation expenses, and we will not reimburse our advisor for these expenses.

(5)	Member of our conflicts committee.

Mr. Harold Hofer. Our Board of Directors has concluded that Harold Hofer is qualified to serve as a director, chairman of the board and as our chief executive officer by reason of his extensive industry and leadership experience. Mr. Hofer is a principal of our advisor. Together with Mr. Jhangiani, he owns and controls our advisor. Mr. Hofer has been a lawyer since 1980 and is an inactive member of the California State Bar. He was formerly owner of Hofer Realty Advisors, a boutique real estate firm that acted as a principal and advised clients in various real estate transactions focused on investments in retail shopping centers. Mr. Hofer is a principal in a private investment fund known as REIT Opportunity Capital Advisors, or “ROCA”, which invests in the listed stocks of public REITs. He has participated in real estate transactions, as a principal and as a broker, valued in excess of $2 billion in his 30-year real estate career. Mr. Hofer has extensive underwriting, acquisition and management experience, and has asset managed multi-hundred million-dollar portfolios of owned properties. As our chief executive officer and a principal of our external advisor, Mr. Hofer is best-positioned to provide our board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of our advisor, Mr. Hofer brings to our board of directors demonstrated management and leadership ability. Mr. Hofer was employed through 2018 by BrixInvest, LLC, which was formerly known as Rich Uncles LLC and Nexregen, LLC, since it was founded in 2007. Mr. Hofer is also the former chief executive officer of the following SEC-reporting REITs: RW Holdings NNN REIT, Inc.; Rich Uncles Real Estate Investment Trust I; and BRIX REIT, Inc. BrixInvest, LLC (“BrixInvest”) was the advisor and/or sponsor for three public REIT offerings while our chief executive officer, Mr. Hofer, served as one of the BrixInvest managers. Under advice of special counsel that is expert in the field, these offerings were made by issuer-broker dealers and used radio advertisements. The SEC made an investigation into this conduct and, without any admission of guilt, BrixInvest entered into a settlement that included a prohibition against any future radio advertising and issuer-broker dealer offering advisory roles. Mr. Hofer was not a named party in the SEC investigation and had no involvement in the SEC settlement negotiations. His sole involvement was in providing information and testimony in connection with the SEC investigation process. He is under no SEC sanction or conduct limitation. We consider this disclosure to be immaterial and irrelevant; however, it is being provided in the interests of total transparency.

Mr. Sachin Jhangiani. Mr. Jhangiani started his Wall-Street career at Credit Suisse First Boston after completing his undergraduate degree at New York University in 1999. Through the years he spent time in both fixed income sales and trading roles and was promoted to Managing Director at Nomura Securities in 2010 where he spent five years before leaving his corporate career to pursue his entrepreneurship goals. In 2019 Mr. Jhangiani founded Raving Fan Marketing LLC an agency focused on helping businesses establish their brand identity and execute their marketing strategy.

Mr. Vipe Desai. Vipe Desai has served as an independent director and a since February 23, 2021 and as a member of the conflicts committee of the board of directors since March 12, 2021. Mr. Desai has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of RW Holdings NNN REIT, Inc. and BRIX REIT, Inc., and a former independent trust manager of Rich Uncles Real Estate Investment Trust I. Our board of directors has concluded that Mr. Desai is qualified to serve as a director by reason of his extensive prior REIT directorships and business experience.

Mr. Jeffrey Cyr. Jeffrey Cyr has served as an independent director since February 23, 2021 and as a member of the conflicts committee of the board of directors since March 12, 2021. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008, he served as Vice President, Partner with the world’s leading commercial brokerage company, CB Richard Ellis, and from 2009 to present he served as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU business school students and an active SDSU business school mentor. He has been a local charitable real estate advisor and board member to Southern California charities including the Lakewood YMCA and Greater Long Beach YMCA - Camp Oakes benefiting local and regional children and their families. Mr. Cyr is also an independent director of BRIX REIT, Inc. Our board of directors has concluded that Mr. Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Compensation of Directors

Our non-independent directors are currently not being compensated. We will pay our independent directors $5,000 per quarter in shares of our common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from the registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares issued to the independent directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

Committees of Our Board of Directors

Our board of directors may delegate many of its powers to one or more committees. Our charter requires that each committee consist of one or more directors. Our board currently has appointed a conflicts committee consisting of our independent directors.

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, the board of directors has appointed a conflicts committee of our board of directors, which is composed of all of our independent directors. Our conflicts committee operates pursuant to a conflicts committee charter, which has been adopted by the board of directors to define the committee’s responsibilities and a copy of which is attached to this Offering Circular as Appendix C. Our conflicts committee charter authorizes our conflicts committee to act on any matter permitted under Maryland law. Our conflicts committee acts by majority vote of its members. Both our board of directors and our conflicts committee must act upon those conflict of interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense.

Our conflicts committee charter requires that our conflicts committee discharge the board’s responsibilities relating to the nomination of independent directors and the compensation of our independent directors. Our conflicts committee also discharges the board’s responsibilities relating to the compensation of our executives. Subject to the limitations in our charter and with stockholder approval, our conflicts committee may also create stock-award plans.

Responsibilities of Our Conflicts Committee

In order to ameliorate the risks created by conflicts of interest, the board of directors has delegated certain responsibilities to our conflicts committee acting by majority vote. An independent director is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates and has not been so for the previous two years and meets the other requirements set forth in our charter.

General. Both our board of directors and our conflicts committee must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense. Among the matters we expect to require approval of a majority of our conflicts committee are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	public offerings of securities;

•	sales of properties and other investments;

•	investments in properties and other assets;

•	borrowings;

•	transactions with affiliates;

•	compensation of our officers and directors who are affiliated with our advisor;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	whether and when we seek to become self-managed; and

•	whether and when we seek to sell the company or substantially all of its assets.

Review of Advisor Compensation.  Our conflicts committee evaluates at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our conflicts committee also supervises the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by our conflicts committee:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

NAV Process. The conflicts committee shall oversee our annual valuation process, and the calculation of our net asset value, beginning with the year ending that the board of directors has determined that our real estate portfolio has sufficiently stabilized for the purpose of making a meaningful calculation.

Borrowing Limitation. We may not exceed the 60% overall borrowings leverage limit unless a majority of our conflicts committee approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next current, semi-annual or annual report with an explanation from our conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Conflicts Committee Members:

Mr. Vipe Desai
Mr. Jeffrey Cyr

Management Compensation

None of our executive officers will receive any compensation from us.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, our bylaws generally require us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to us or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to us. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, and their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

While we do not currently maintain insurance on behalf of our directors and officers, we may in the future purchase and maintain insurance against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

External Management

Our Advisor

We are externally managed by or advisor, Escalate Wealth, LLC. Our advisor provides us with all employee resources, the Online Platform and cash resources in the form of the reimbursable organization and offering expenses of this offering. Our advisor is a Delaware limited liability company formed in the State of Delaware on June 2, 2020. Our advisor is owned by a group of investors including Messrs. Hofer and Jhangiani. Its address is 4600 Campus Drive, Suite 201, Newport Beach, California 92660. Our advisor has contractual and fiduciary responsibilities to us and our stockholders.

All of our administrative functions and operations will be managed and performed by our advisor. Our directors and executive officers are also directors, managers and executive officers of our advisor and its affiliates. We will employ associated persons who provide investor relations services to us. All costs to us related to employing associated persons will be reimbursed by our advisor. In addition, our advisor will identify all of our prospective property acquisitions and advise us with respect to them. While our advisor may manage or assist in the management of the day-to-day operations of our properties, we anticipate that day-to-day property management will be performed by experienced recognized property management companies that provide services in the areas where our properties are located.

We entered into an advisory agreement with our advisor, which was unanimously approved by our board of directors. In connection with advising us and managing our operations, our advisor will face conflicts of interest. See Risk Factors — Risks Related to Conflicts of Interest. Our advisor is subject to the supervision of our board of directors and provides only the services that are delegated to it. Our board is responsible for reviewing the performance of our advisor and determining that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of services performed and that our investment objectives are being carried out.

 Our advisor is a recently formed entity with limited operating history. Our advisor has not offered any prior investment programs and therefore has not had any prior programs or REITs which disclosed in the offering materials the date or time period at which the program or REIT might be liquidated.

Advisory Agreement and Real Estate Services Agreement

Under the terms of the advisory agreement and the real estate services agreement, our advisor and LRE will use its best efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to these agreements, our advisor and LRE manage our day-to-day operations and perform other duties, including, but not limited to, the following: (i) finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives; (ii) structuring the terms and conditions of our investments, sales and co-ownerships; (iii) acquiring real estate investments on our behalf in compliance with our investment objectives and policies; (iv) arranging for financing and refinancing of our real estate investments; (v) entering into leases and management service contracts for our properties with experienced companies in the areas our properties are located; (vi) reviewing and analyzing our operating and capital budgets; (vii) assisting us in obtaining insurance; (viii) generating an annual budget for us; (ix) reviewing and analyzing financial information for each of our assets and the overall portfolio; (x) formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our real estate investments; (xi) performing investor-relations services; (xii) maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies; engaging and supervising the performance of our agents, including registrar and transfer agents; and (xiii) performing any other services reasonably requested by us.

Additionally, we will reimburse our advisor for all of the costs incurred by our advisor or its affiliates in connection with our organization and offering. Our advisor will pay organization and offering expenses it may incur on our behalf in connection with the offering of our shares. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse our advisor and its affiliates for all marketing related costs and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares.

If (i) we request that our advisor perform services that are outside of the scope of the advisory agreement; or (ii) there are changes to the regulatory environment in which we and our advisor operate that significantly increases the level of services performed by our advisor, such that the costs and expenses borne by our advisor for which it is not entitled to separate reimbursement, such services will be separately compensated at rates and in amounts as are agreed to by our advisor and our independent trust managers.

See “Compensation” for a detailed discussion of the fees payable to our advisor under the advisory agreement. We also describe in that section our obligation to reimburse our advisor for certain expenses, including organization and offering expenses,. Our advisor in its sole discretion may defer any fee or reimbursement payable to it under the advisory agreement. All or any portion of such fees or reimbursements not taken may be deferred without interest and paid when our advisor determines.

The compensation to LRE described under the heading “Subordinated Participation Fee” is contingent upon payment to the stockholders of a 6% cumulative, non-compounded return. We will not use the proceeds from sales of our common stock or borrowed money to pay distributions but rather will pay distributions from funds from operations and, as elected solely by our advisor from deferred reimbursements and fees owed to our advisor. A deferral of any fee or reimbursement owed to our advisor will have the effect of increasing cash for the relevant period because we will not have to use cash to pay any fee or reimbursement that was deferred during the relevant period. As a result of any such deferral, we may be able to make distributions to our stockholders in an amount that would result in our stockholders receiving a 6% cumulative, non-compounded return at a time when, absent such deferral, we would not have enough funds from operations available to pay to them a 6% cumulative, non-compounded return.

It is the duty of our board of directors to evaluate the performance of our advisor before renewing the advisory agreement. The criteria used in such evaluation will be reflected in the minutes of the meeting at which the performance and criteria are discussed. Our board of directors will determine that any successor entity possesses sufficient qualifications to perform the advisory functions and that the compensation provided for in the advisory agreement is justified.

The advisory agreement has a ten-year term but may be renewed for an unlimited number of successive ten-year periods upon the mutual consent of our advisor and us. Additionally, either a majority of our directors or the advisor may terminate the advisory agreement without cause or penalty upon 60 days’ written notice and, in such event, our advisor must cooperate with us and our directors in making an orderly transition of the advisory function. Upon termination of the advisory agreement by us without cause or by our advisor at a time when no cause for termination exists, our advisor may be entitled to a termination fee equal to the Liquidation Fee payable to the advisor (based upon an independent appraised value of the portfolio) had the portfolio been liquidated on the termination date. See Conflicts of Interest. Any termination of the advisory agreement for cause, would involve difficult and lengthy process in concluding that the for cause standard had been met, which conclusion would be subject to challenge by our advisor and could result in a protracted legal process. The termination fee would be paid in the form of our shares at NAV per share, subject to reasonable limitations on the ability of our advisor to submit these shares for share repurchase. See Compensation.

Our advisor and its affiliates expect to engage in other business ventures and, as a result, they will not dedicate their resources exclusively to our business. However, pursuant to the advisory agreement, our advisor must devote sufficient resources to our business to discharge its obligations to us. Our advisor may assign the advisory agreement to an affiliate upon our approval. We may assign or transfer the advisory agreement to a successor entity.

Management Decisions

The primary responsibility for the management decisions of our advisor and its affiliates, including the selection of real estate investments to be recommended to our board of directors, the negotiation for these investments and asset management decisions, resides in Messrs. Hofer and Jhangiani. All proposed investments that exceed de minimis amounts established by our board of directors must be approved by at least a majority of our board of directors.

Security Ownership of Certain Beneficial Owners and Management

As of the date of this offering circular all of our outstanding common stock was owned as follows:

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Escalate Wealth, LLC	100 shares of common stock (direct ownership)	100%
Harold Hofer	100 shares of common stock (indirect ownership)*	100%
All Officers and Directors as a group	100 shares of common stock (indirect ownership)*	100%

* Escalate Wealth, LLC holds 100 shares of our common stock for which it paid $1,000 at the $10.00 per share offering price. The shares held by Escalate Wealth, LLC represent all of our shares currently outstanding. Mr. Hofer controls Escalate Wealth, LLC by virtue of his 78.4% ownership of its outstanding units of membership interest. Therefore, 100% beneficial ownership of our currently outstanding shares is attributable to Mr. Hofer and to all of our officers and directors as a group.

COMPENSATION

We have executive officers who manage our operations. We will employ associated persons who provide investor relations services to us. All costs to us related to employing associated persons will be reimbursed by our advisor. Our advisor and the real estate professionals employed by our advisor manage our day-to-day affairs and our portfolio of real estate investments, subject to our board of directors’ supervision.

Investment in our shares involves substantial fees which may exceed fees paid by other REITs for the same services.

The following tables summarize all of the compensation and fees that we pay to our advisor and LRE, including amounts to reimburse their costs in providing services, assuming that the maximum amount of $50,000,000 is sold in this offering. The board of directors has the right to change the compensation arrangements with our advisor in the future without the consent of our stockholders.

Advisor Compensation

Type of Compensation	Organization and Offering Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)

Organization and Offering Expenses	We will reimburse our advisor on a monthly basis for our actual organizational and offering expenses. Our advisor is responsible for all of our organizational and offering expenses including legal, accounting and marketing expenses. To the extent such expenses are initially borne by us, our advisor will reimburse us for such expenses as they are organization and/or offering expenses. These expenses are then included in the organizational and offering expenses for which our advisor is entitled to reimbursement. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.	Not determinable at this time. The actual amount will depend on the actual expenses incurred.

Type of Compensation	Operations Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)

REIT Management Fee	We will pay our advisor 0.04167% of the Company’s total investment value as of the end of the preceding month plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month, which fee will be paid monthly on the last business day of the month. For purposes of this fee, “total investment value” means, for any monthly period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves.	Not determinable at this time.

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LRE Compensation

Type of Compensation	Acquisitions and Operations Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)

Acquisition Fee	For each acquisition, we will pay LRE 3.0% of the cost of the investment. However, a majority of the directors not otherwise interested in the transaction may approve fees in excess of this limit if they determine the transaction to be commercially competitive, fair and reasonable to us.	$3,600,000, assuming use of our target leverage of 60%. The actual amount will depend on the number of shares sold and actual leverage achieved.

Asset Management Fee	We will pay LRE 0.04167% of the Company’s total investment value as of the end of the preceding month plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month, which fee will be paid monthly on the last business day of the month. For purposes of this fee, “total investment value” means, for any monthly period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves.	Not determinable at this time.

Finance Coordination Fee	Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides a substantial amount of services in connection with the post-acquisition financing or refinancing of any debt that we obtain relative to properties of the REIT, we will pay LRE a financing coordination fee equal to 1.0% of the amount of such financing.	Not determinable at this time.

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Disposition Fee	In connection with the sale of properties, we will pay LRE or its affiliates 3.0% of the contract sales price of each property sold. If we sell an asset to an affiliate, our organizational documents would not prohibit us from paying LRE a disposition fee. Before we can sell an asset to an affiliate, our charter would require that a majority of our board of directors not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.

Subordinated Participation Fee

The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of at least a 6% cumulative, non-compounded return on the highest previous offering price to the public for our shares, after adjustment to reflect all return of capital distributions (such highest previous offering price the “Highest Prior NAV per share”, and such return the “Preferred Return”). The subordinated participation fee is only payable if the Preferred Return is achieved and is equal to the sum of: (i) 15% of the product of (a) the difference of (x) the Preliminary NAV per share (as defined in “Valuation Policies—Calculation of our NAV Per Share,” below), minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus (ii) 15% of the product of (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, calculated on a monthly basis, exceed the Preferred Return (the “Excess Return”), multiplied by (b) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The Preferred Return is measured by all distributions to stockholders, except for the distribution of sale or financing proceeds which would act to reduce the stockholders’ investment basis, which are referred to herein as “return of capital” distributions.

Not determinable at this time.

Type of Compensation	Liquidation Stage	Estimated Amount for Maximum Offering (5,000,000 Shares)

Disposition Fee	In connection with the sale of properties, we will pay LRE 3.0% of the contract sales price of each property sold. If we sell an asset to an affiliate, our organizational documents would not prohibit us from paying LRE a disposition fee. Before we can sell an asset to an affiliate, our charter would require that a majority of our board of directors not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.

Liquidation Fee	We will pay LRE a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 15.0% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs.	Not determinable at this time.

We will pay each of our advisor and LRE 0.04167% of the Company’s total investment value as of the end of the preceding month plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month, which fee will be paid monthly on the last business day of the month. For purposes of this fee, “total investment value” means, for any monthly period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves.

VALUATION POLICIES

Our board of directors will approve the calculation of our net asset value (“NAV”) annually in January as of December 31 of the prior year, commencing at the end of the calendar year after the first year in which the board determines that our real estate investment portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2022. The NAV calculation will reflect the total value of all of our assets minus the total value of all our liabilities. Our board of directors will retain a nationally or regionally recognized independent valuation firm to perform the NAV calculation. The valuation firm will be provided with access to all of the information in our possession about our real estate investments and other financial information that it may deem relevant to the discharge of its responsibilities. The compensation we pay to the valuation firm will not be based on the estimated values of our assets and our liabilities. Our valuation firm will not be affiliated with us, or with our advisor or its affiliates. The valuation firm will discharge its responsibilities under the oversight of our board of directors and in accordance with valuation guidelines to be adopted by our board of directors prior to the engagement of the valuation firm. Our board of directors may change the valuation firm at any time by majority vote.

Our board of directors will adopt valuation guidelines to be used by our valuation firm in connection with estimating the values of our real estate assets and liabilities. These valuations will be one of several components to be used by our valuation firm in its calculation of our NAV per share. Our valuation firm will periodically review our valuation guidelines and methodologies with our advisor and our board of directors. Any changes to our valuation guidelines will require the approval of our board of directors. We will publicly announce any changes to the identity or role of the valuation firm or material changes to our valuation guidelines in reports we file with the SEC, offering circular supplements and/or via our website.

In making the NAV calculation, our valuation firm will take into account such accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information provided by us to the valuation firm. In connection with its review, while the valuation firm may review the information supplied or otherwise made available to it by us for reasonableness, the valuation firm will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial information and data to be provided to or otherwise to be reviewed by or discussed with our valuation firm, our valuation firm will assume that such information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and advisor, and will rely upon us to advise our valuation firm promptly if any information previously provided becomes inaccurate or was required to be updated during the period of its review.

Our valuation firm will be expected to make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and certain factual matters. For example, the valuation firm may be expected to assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shaper are pending or being considered. Any such valuations will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect the valuation firm’s analysis and conclusions.

Valuation

Valuation of Properties

Wholly Owned Properties. Upon acquisition and for the balance of the calendar year of purchase, each of our properties will initially be carried at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs). We will amortize acquisition costs and expenses over a five-year period.

Beginning with the first calendar year in which we calculate NAV, our valuation firm will annually value each of our wholly owned real estate properties held, directly or indirectly, by us. The valuation firm will collect all reasonably available material information that it deems relevant, including information about the properties from our advisor, the valuation firm’s own sources, market information from public sources, and, when deemed necessary by our valuation firm, a physical inspection. The valuation firm will also review trends in capitalization rates, discount rates, interest rates, leasing rates, as well as a variety of macro- and micro-economic factors.

Based on available information, the valuation firm will estimate the value of each property. The valuation firm will consider, as appropriate, valuation methodologies, opinions and judgments, to the extent consistent with our valuation guidelines as adopted by our board of directors, and with the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

We will calculate our NAV per share annually as of December 31 of the prior year, commencing at the end of the calendar year after the first year in which our board of directors determines that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2022. The NAV calculation will reflect the total value of all our assets minus the total value of all our liabilities. Our real estate properties and real estate assets will constitute a significant component of our total assets.

Properties Held Through Joint Ventures. The estimated values of real estate properties held by joint ventures that we invest in will be determined by our valuation firm on the same basis as wholly-owned real estate properties. Once the valuation firm has estimated the value of a joint venture real estate property, the value of our interest in the joint venture will be calculated by applying a percentage based on the distribution provisions of the applicable joint venture agreements to the value of the underlying real estate property held by the joint venture. Newly acquired properties held in a joint venture will be initially carried at cost or the equity method as required by generally accepted accounting principles and subsequently valued in the manner, and at the times, described above for wholly owned properties. The real estate related liabilities relating to properties held through joint ventures will be valued as described below in “Valuation of our Properties Liabilities.”

Valuation of our Properties Liabilities

Our independent valuation firm will estimate the values of our real estate-related liabilities, such as loans where we are the borrower, by using industry accepted methodologies specific to each type of liability. Typically, mortgage loans collateralized by our real estate will be valued by comparing the differences between the contractual loan terms and current market loan terms. This comparison would generally involve the present value of the remaining contractual payments and maturity amount at a market based interest rate. The market interest rate would reflect the risks associated with the loan, such as loan-to-value ratio, remaining loan term, the quality of the underlying collateral or other security, and credit risk, among other factors. Various sources could be used to estimate market terms for a specific loan, including published materials and market information gathered by other valuation experts.

Real estate-related liabilities, such as loans, will initially be carried at cost (loan proceeds less all related costs and expenses, such as legal fees and closing costs) until the loan has been outstanding for one full calendar year following the year we enter into the loan. Thereafter, the valuation firm will estimate the value of these liabilities each year, and we will amortize the related loan costs over the remaining loan term. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Valuation of Non-Real Estate Related Assets and Liabilities

Our independent valuation firm will then add any other assets held by us, including cash and cash equivalents, and any accruals of income, and subtract an estimate of our accrued liabilities, which should be limited to accrued fees and reimbursements due to our advisor, including any fees and expenses for which our advisor elected to defer payment, and certain legal, accounting and administrative costs.

Our most significant source of income is property revenue. We accrue estimated income and expenses. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.

Calculation of our NAV Per Share

Our directors will use a process to calculate our annual NAV that reflects (1) annually estimated values of each of our real estate assets, including properties held through joint ventures, and related liabilities, as they may be updated upon certain material events described above; (2) other assets held by us as of the last business day of each year; (3) accrued stockholder distributions; and (4) estimated accruals of our operating revenues, expenses, debt service costs and fees. The initial annual NAV calculation will be made at the end of the calendar year after the first year our board of directors determines that our real estate investment portfolio has sufficiently stabilized for the purposes of a meaningful valuation.

Our valuation firm will report to the directors on the value of our real estate assets and properties liabilities as of the last business day of the calendar year by beginning with the most recent estimated fair values of our real estate assets and related liabilities in accordance with valuation guidelines approved by our board of directors. Our valuation firm will then add other assets and subtract from the net value of our real estate and related liabilities any other liabilities, including our advisor’s estimates of accrued fees and expenses attributable to the offering, accrued operating fees and expenses and accrued distributions.

The estimates of the values of our real estate and real estate related assets and liabilities will be reviewed by our advisor and board of directors for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions. Our valuation firm may consider any comments received from our advisor or board of directors to its individual valuation reports, but the final estimated values of our real estate assets and related liabilities shall be determined by our board of directors based on the reports provided by our valuation firm and comments received from our advisor.

After our directors have received the valuation firm’s report, they have discretion to adjust the estimated value of either the assets or the liabilities associated with those assets based on their independent judgment of property values or economic conditions of individual properties, local conditions or general economic conditions. We expect that such adjustments will be infrequent, consistent with industry custom and practice, and only made to reflect events with respect to an asset or liability that our directors believe would have a material impact on the most recent estimated values and that have occurred between the time of the most recent valuation performed by our valuation firm and our calculation of NAV. These adjustments generally would occur under the same circumstances that would cause us to adjust our NAV between our regularly scheduled annual calculations of NAV. The board will determine the appropriate adjustment to be made to the estimated value of our properties based on all currently available information and on reasonable assumptions and judgments that may or may not prove to be correct. Any such adjustment will be made by the board of directors.

Following the calculation of changes in NAV described above, NAV will be adjusted for accrued dividends. We refer to this result as the “Preliminary NAV,” which will be used to determine whether any subordinated participation fee is due to LRE and, if so, the amount of the subordinated participation fee. If a subordination participation fee is payable, it will be deducted from the prior calculation, and the result will be our NAV per share as of the end of the calendar year. Any LRE subordinated participation fee may be paid in cash or in shares of our common stock at the NAV per share amount.

Our NAV per share will be determined by dividing our NAV at the end of each calendar year commencing with the initial NAV calculation by the number of shares of our common stock outstanding as of the end of the last day of our calendar year, prior to giving effect to any share purchases or redemptions to be effected by the third business day of the subsequent year. Any change in NAV will be reported by us in a current report and an offering circular supplement filed with the SEC. We will also report our most recently calculated NAV in each of our semiannual and annual reports filed with the SEC.

We will use the NAV per share for several purposes, including:

•	Determining the price per share at which we will sell shares to investors;

•	Determining the price per share at which the repurchase program may repurchase shares; and

•	Determining the price per share at which distributions are reinvested pursuant to our distribution reinvestment plan.

Oversight by our Board of Directors

Between annual valuations, our advisor will monitor our real estate investments to determine whether a material event has occurred that our advisor believes may have a material impact on the most recent estimated values that were used in calculating our most recent NAV. If an event occurs that is likely to have a material impact on previously provided estimated values of the affected real estate assets or related real estate liabilities, we will determine valuation adjustments that will then be incorporated into our NAV. In making such adjustments, we may rely on the assistance of our independent valuation firm and may obtain an appraisal of the subject assets.

For example, unexpected terminations or non-renewal of material leases, material changes in vacancies or an unanticipated structural or environmental event at our properties or capital market events may cause the value of our properties to change materially. We will determine the appropriate adjustment to be made to the estimated value of our properties based on the information available. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. Any such adjustment will be made by the board of directors.

Any change in NAV will be reported by us in a current report file with the SEC, and we will file an offering circular supplement including the updated NAV. We will also report our most recently calculated NAV in each of our semi-annual and annual reports filed with the SEC.

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments, or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate assets and, as with any real estate valuation protocol, the conclusions reached by our independent valuation firm will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate investments. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

In addition, on any given day, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. Between valuations, our advisor will monitor our real estate investments and may recommend revisions to NAV to our directors as described in “Valuation—Valuation of our Properties.” Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information that is readily available at that time. Any potential disparity in our NAV from this estimate or from the determination by our directors that no adjustment is necessary may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

Calculation of Subordinated Participation Fee

As described in “Compensation” above, LRE is entitled to receive a subordinated participation fee in each year that our stockholders have achieved at least a 6% cumulative, non-compounded return consisting of (i) cumulative distributions received and capital appreciation on their shares measured by their purchase price for the shares; and (ii) any increase in that amount as determined by annual NAV calculation. The subordinated participation fee payable to LRE will be equal to 15% of any additional annual NAV capital appreciation amount after our stockholders have achieved the 6% preferred return.

The subordinated participation fee is paid annually, if it is due, with the initial highest Prior NAV per share being set at the $10.00 per share offering price in this offer. The subordinated participation fee will be paid by January 31 of the subsequent year and may be paid in cash or in the form of our shares at a price equal to the NAV per share as of December 31 of the prior year (i.e., after deduction of the subordinated participation fee from Preliminary NAV). Accordingly, our advisor is eligible to receive the first payment of the subordinated participation fee in in the year when the initial NAV calculation is made, if the conditions precedent for payment of the fee are satisfied.

Our advisor, at its sole election, may defer reimbursements and fees otherwise due to it. A deferral of any fees or reimbursements owed to our advisor may increase the cash available to make distributions to our stockholders.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor and its affiliates, some of whom serve as our executive officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other advisor-sponsored Programs and their Investors

General

All of our executive officers, our directors and other key real estate professionals at our advisor are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor. In the future, these individuals and other affiliates of our advisor may organize other advisor-sponsored programs, serve as the investment advisor to other investors and acquire for their own account real estate investments that may be suitable for us. advisor-sponsored programs may have investment objectives that are similar to ours. Conflicts of interest may arise between us and the programs that have not yet been liquidated, between us and future programs and between us and the investors in these programs.

Allocation of Investment Opportunities

We rely on our advisor and the real estate professionals of our advisor to identify suitable investments. Other future advisor-sponsored programs and investors would also rely on many of the same professionals. Many investment opportunities that are suitable for us may also be suitable for other future advisor-sponsored programs and investors. As a result, these advisor real estate professionals could direct attractive investment opportunities to other entities or investors. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless our advisor has recommended the investment to us. See Certain Conflict Resolution Measures.

Competition for Tenants and Others

Conflicts of interest may exist to the extent that we acquire properties in the same geographic areas where other future advisor-sponsored programs, investors or advisor-affiliated entities own properties that are similar to ours. In such a case, a conflict could arise in the leasing of properties in the event that we and another advisor-sponsored program, investor or advisor-affiliated entity were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we and another advisor-sponsored program, advisor-advised investor or advisor-affiliated entity were to attempt to sell similar properties at the same time. See “Risk Factors — Risks Related to Conflicts of Interest.” However, our advisor and the advisors of other advisor-sponsored programs, investors and advisor-affiliated entities cannot fully avoid these conflicts because they may establish differing terms for resales or leasing of the various properties or differing compensation arrangements for service providers at these different properties.

Allocation of Our Affiliates’ Time

We rely on our advisor and the key real estate, management and accounting professionals our advisor has assembled, including Messrs. Hofer and Jhangiani, for the day-to-day operation of our business. Future advisor-sponsored programs advised by our advisor will rely on our advisor and many of the same real estate, management and accounting professionals. This would create conflicts of interest in allocating their time among us, our advisor, other advisor-sponsored programs investors and other business activities in which they are involved. In addition, our advisor and its affiliates share many of the same key real estate, management and accounting professionals. Our executive officers and the key real estate, management and accounting professionals affiliated with our advisor who provide services to us are not obligated to devote a fixed amount of their time to us.

Our advisor believes that our executive officers and the other key professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of advisor-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our advisor providing services to multiple programs.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our advisor and its affiliates receive substantial fees from us, which fees were not negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of its affiliates, some of whom also serve as our executive officers and affiliated directors, and the key real estate, management and accounting professionals at our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	public offerings of equity by us, which may result in increased acquisition fees and REIT management fees;

•	sales of real estate investments, which entitle our advisor to disposition fees;

•	acquisitions of real estate investments, which entitle our advisor to acquisition fees and REIT management fees based on the cost of the investment , and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from other advisor-sponsored programs, which might entitle affiliates of our advisor to disposition fees and possible subordinated incentive fees in connection with its services for the seller;

•	borrowings to acquire real estate investments, which borrowings will increase the acquisition fees and REIT management fees payable to our advisor; and

•	whether and when we seek to list our shares of common stock on a national securities exchange, which listing may make it more likely for us to become self-managed or internalize our management.

Our Board of Directors’ Loyalties to Possibly Future Advisor-sponsored Programs

The loyalties of our directors serving on the boards of directors of future advisor-sponsored programs, may influence the judgment of our board when considering issues for us that also may affect other advisor-sponsored programs, such as the following:

•	Our board of directors must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other advisor-sponsored programs or if our advisor is giving preferential treatment to other advisor-sponsored programs in this regard, our board may not be well suited to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•	We could enter into transactions with other advisor-sponsored programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other advisor-sponsored programs might entitle our advisor’s affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller, in addition to acquisition and other fees that we might pay to our advisor in connection with such transaction. Similarly, property sales to other advisor-sponsored programs might entitle our advisor’s affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board regarding the terms of those transactions may be influenced by our board’s loyalties to such other advisor-sponsored programs.

•	A decision of our board regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other advisor-sponsored programs.

•	A decision of our board regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other advisor-sponsored programs.

•	A decision of our board regarding whether and when we seek to list our shares of common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for other advisor-sponsored programs, depending on the price at which our shares trade.

Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates

All of our executive officers, our affiliated directors and our key real estate professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in or for our advisor and possibly other advisor-sponsored programs.

Through advisor-affiliated entities, some of these persons also serve as the investment advisors to advisor-advised investors. As a result, they owe fiduciary duties to each of these advisor-sponsored programs, their stockholders, members and limited partners and the investors. These fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us.

Certain Conflict Resolution Measures

Responsibilities of Our Board of Directors

In order to ameliorate the risks created by conflicts of interest, our board of directors must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. Our board is also empowered to retain its own legal and financial advisors at our expense. Among the matters we expect to require approval of a majority of our board are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	transactions with affiliates or other entities affiliated with our directors and executive officers;

•	public offerings of securities;

•	sales of properties and other investments;

•	investments in properties and other assets;

•	borrowings;

•	compensation of our officers and directors;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	decision regarding our management structure, including whether we are internally managed or externally managed; and

•	whether and when we seek to sell the company or substantially all of its assets.

All proposed investments exceeding a de minimis amount established by our board of directors must be approved by at least a majority of our board of directors.

Charter Provisions Relating to Conflicts of Interest

Our charter contains restrictions relating to conflicts of interest, including the following:

Advisor Compensation. Our board of directors evaluates at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our board of directors also supervises the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by our board of directors:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

Our Acquisitions. We will not purchase or lease assets in which our advisor, any of our directors or officers or any of their affiliates has an interest without a determination by a majority of our board of directors not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller or lessor, unless there is substantial justification for the excess amount.

Other Transactions Involving Affiliates. A majority of our board of directors not otherwise interested in the transactions must conclude that all other transactions, between us and our advisor, any of our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Loans to Affiliates. We will not make any loans to our advisor or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of our board of directors not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Allocation of Investment Opportunities

Investment opportunities that are suitable for us may also be suitable for other future advisor-sponsored programs, as well as for the investors for whom our advisor and its affiliates serve as investment advisors. When our advisor’s real estate professionals direct an investment opportunity to any advisor-sponsored program or investor, they, in their sole discretion, will have to determine the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. The factors that the real estate professionals will consider when determining the program for which an investment opportunity would be the most suitable are the following:

•	the investment objectives and criteria of each program;

•	the cash requirements of each program;

•	the effect of the investment on the diversification of each program’s portfolio by type of investment, risk of investment, type of property, geographic location of properties, and tenants of properties;

•	the policy of each program relating to leverage;

•	the anticipated cash flow of the property or asset to be acquired;

•	the income tax effects of the purchase on each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent event or development, such as a delay in the closing of a property or investment or a delay in the construction of a property, causes any investment, in the opinion of our advisor’s real estate professionals, to be more appropriate for another program, they may offer the investment to such other program.

Our advisory agreement with our advisor requires that our advisor inform our board of directors each quarter of the investments that have been purchased by other advisor-sponsored programs and investors for whom our advisor or one of its affiliates serves as an investment advisor so that our board can evaluate whether we are receiving our fair share of opportunities. Our advisor’s success in generating investment opportunities for us and the fair allocation of opportunities among advisor-sponsored programs and investors are important factors in our board’s determination to continue or renew our arrangements with our advisor and its affiliates. Our board of directors has a duty to ensure that favorable investment opportunities are not disproportionately allocated.

INVESTMENT OBJECTIVES AND CRITERIA

Overview

We expect to use a substantial amount of the net proceeds from this offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in properties and investments that meet our acquisition criteria that include quality single-tenant income-producing retail and commercial properties, and other investments that have tenants that are generating sales volumes that we believe are adequate to cover expenses of operations, including rent, and have average purchase prices in the $1 million to $3 million range.

Our investment targets may include the following retail and commercial properties:

•	quick service (fast food) restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•	automatic car washes (“ACW”) that are independent or part of chains and may or may not include a gas station component such as Mister Car Wash, Zips Car Wash and Quick Quack Car Wash; and

•	convenience stores (“CS”), which may or may not include a gas station component, such as Dollar General, Dollar Tree, Family Dollar 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; ampm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum & Go.

Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets, through joint venture or joint property ownership with related or third-party property owners, or through acquisitions of equity interests in other REITs or real estate companies.

We plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing properties and related real estate investments that provides attractive and stable returns to our stockholders. Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through a filing under the Exchange Act, as appropriate. We cannot assure you that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are:

•	to provide you with attractive and stable cash distributions; and

•	to preserve and return your investment.

We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of your investment in connection with the sale of the REIT or the properties. Alternatively, you may be able to obtain a return of all or a portion of your investment in connection with the sale of your shares. Though we intend to make monthly distributions to our stockholders from funds from our operations, we may be unable or limited in our ability to make distributions to you.

While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 60% of total Property Cost) and pledging such properties as security for that debt to obtain funds to acquire additional properties.

Investment Strategy

We will seek to acquire a high quality, well designed and well-located portfolio of properties and investments that meet our acquisition criteria that include quality single-tenant income-producing retail and commercial properties such as QSRs, CS, and ACW, and other investments.

Conversely, subject to appropriate market conditions, we may dispose of certain properties. We will continually assess all of our properties, the markets in which they are located and the communities that they serve, to determine if any dispositions are necessary or appropriate.

We cannot assure you that any of the properties we acquire will result in the benefits discussed above. See Risk Factors—Risks Related to Our Properties, Our Business and the Real Estate Industry.

General Acquisition and Investment Policies

We will seek to make investments that satisfy the primary investment objective of providing regular cash distributions to our stockholders. However, because a significant factor in the valuation of property is its potential for future appreciation and increased tenant rents, we anticipate that some properties we acquire may have the potential both for growth in value and for providing regular cash distributions to our stockholders.

Although this is our current focus, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection of assets. When making an acquisition, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that our advisor presents us with what we believe to be good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio composition may vary from what we initially expect. However, we will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different real estate investments.

Our advisor has substantial discretion with respect to the selection of specific properties. However, acquisition parameters will be established by our board of directors and potential acquisitions outside of these parameters will require approval by our board of directors. In selecting a potential property for acquisition, we and our advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;

•	lease terms, including length of lease term, scope of landlord responsibilities, and frequency of contractual rental increases;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	a property’s physical location, visibility, curb appeal and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital reserves required to maintain the property;

•	the potential for the construction of new properties in the area;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of this offering. We expect to acquire properties valued at from $1 million to $3 million in the early years of our operations, in order to achieve diversity in our lease portfolio.

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 60% leverage in connection with our acquisition strategy. Our charter limits our borrowing to 75% of our net assets (equivalent to 60% of our total Property Cost) unless any excess borrowing is approved by a majority of our board of directors and is disclosed to our stockholders in our next periodic financial report, along with the justification for such excess. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

We may borrow amounts from our advisor or its affiliates only if such loan is approved by a majority of our directors not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Unsecured Credit Facility

On March 21, 2021, we entered into a revolving unsecured line of credit facility with our advisor to fund real property acquisitions. The Company intends to repay such facility with proceeds from the Offering or mortgage proceeds secured by its real property holdings. On June 14, 2021, June 18, 2021, and July 6, 2021, we made a draws on the line of credit of $50,000, $5,000, and $50,000, respectively, to fund expenses associated with the potential acquisition of the Family Dollar Fort Worth Property. See Potential Property Acquisition.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate properties that meet our investment criteria.

We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons. See Risk Factors—General Risks Related to Investments in Real Estate.

Real Property Investments

Our advisor will be continually evaluating various potential property investments and engaging in discussions and negotiations with sellers regarding the purchase of properties for us. At such time while this offering is being conducted, if we believe that a reasonable probability exists that we will acquire a specific property, this offering circular will be supplemented to disclose the negotiations and pending material acquisition of such property. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to this offering circular will also describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this offering circular, if appropriate. The disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change between the date of the supplement and any actual purchase. We expect to possess what we believe will be adequate insurance coverage for all properties in which we invest.

Conditions to Closing Acquisitions

Our advisor performs a diligence review on each property that we purchase. As part of this review, our advisor in most if not all cases of direct property acquisitions, obtains an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available and appropriate:

•	property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Co-Ownership Investments

We may acquire some of our properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with future affiliates of our advisor. See Conflicts of Interest. Among other reasons, we may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price or through the exchange for an interest in our existing properties. In addition, certain properties may be available to us only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, our advisor will evaluate the subject real property under the same criteria described elsewhere in this offering circular.

We may enter into joint ventures with affiliates of our advisor for the acquisition of properties, but only provided that:

•	a majority of our directors not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us; and

•	the investments by us and such affiliate are on substantially the same terms and conditions.

To the extent possible and if approved by our board of directors we will attempt to obtain a right of first refusal or option to buy the property held by the co-ownership structure and allow such co-owners to exchange their interest for interests in our other properties. Entering into joint ventures with affiliates of our advisor will result in certain conflicts of interest. See Conflicts of Interest.

Government Regulations

Our business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our advisor. All transactions between us and our advisor and its affiliates must be approved by a majority of our board of directors.

Investment Limitations in Our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. We will not:

•	Invest in commodities or commodity future contracts;

•	Invest more than 10% of total assets in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property;

•	Invest in indebtedness (“junior debt”) secured by a mortgage on real property which is subordinate to the lien of other indebtedness (“senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 90% of the appraised value of such property, if after giving effect thereto, the value of all such investments (as shown on our the books in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of our tangible assets. The value of all investments in our junior debt which does not meet the aforementioned requirements would be limited to 10% of our tangible assets (which would be included within the 25% limitation);

•	Invest in contracts for the sale of real estate;

•	Engage in any short sale, or borrow, on an unsecured basis unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;

•	Engage in trading, as compared with investment activities;

•	Acquire securities in any entity holding investments or engaging in activities prohibited by this section; or

•	Engage in underwriting or the agency distribution of securities issued by others.

Affiliate Transaction Policy

Our board of directors will review and approve all matters the board believes may involve a conflict of interest. A majority of our board of directors will approve all transactions between us and our advisor and its affiliates. See Conflicts of Interest — Certain Conflict Resolution Measures.

We will not acquire any properties in which our advisor, or its executive officers, owns an economic interest unless approved by our board of directors.

INITIAL PROPERTY ACQUISITION

 As of the date of this offering circular, we own the following property:

 Family Dollar, Fort Worth, Texas—On July 28, 2021, we acquired the Family Dollar Forth Worth, Texas property from an unaffiliated company. We have no material relationship with the seller or its affiliates, other than in respect of the parties’ purchase and sale of the property. The property is a single tenant office building with approximately 8,320 square feet, located in Fort Worth, Texas, which was purchased for an aggregate purchase price of $2,000,000, exclusive of closing costs. The property is 100% leased.

The purchase of this property was funded with proceeds from a $1,340,000 mortgage secured by the property and a $774,000 draw on the Company's revolving line of credit from its sponsor and advisor. In connection with the acquisition, we paid an affiliate of our advisor, acquisition fees totaling $60,000.

Property	Major Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options	Effective Annual Base Rent (1)	Effective Annual Base Rent per Square Foot (2)	Lease Term (2)

Family Dollar Ft. Worth, TX	Family Dollar	8,320	100%	4	$140,044	$16.83	7/1/2021 to 6/30/2026

(1)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(2)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

 In evaluating these properties as a potential acquisition, including the determination of an appropriate purchase price to be paid for the properties, we considered a variety of factors, including the condition and financial performance of the properties, the terms of the existing leases and the creditworthiness of the tenants, property location, visibility and access, age of the properties, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. We do not currently have plans to incur any significant costs to renovate, improve or develop the properties, and we believe that the properties are adequately insured.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of July 26, 2021, we have not yet commenced operations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “Elevate.Money REIT I, Inc.” “we,” “our” and “us” mean only ELEVATE.MONEY REIT I, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this offering circular. The summary is also based upon the assumption that we will operate our REIT and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general informational purposes only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in any securities offered by this offering circular and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers in securities;

•	traders in securities that elect to use a mark-to market method of accounting for their securities holdings;

•	partnerships, other pass-through entities, trusts and estates;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	Subchapter “S” corporations;

•	and, except to the extent discussed below:

o	tax-exempt organizations; and

o	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Elevate.Money REIT I, Inc.

We expect to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2022. We believe that we have been organized and will operate in such a manner that will allow us to qualify for taxation as a REIT.

We intend to be organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code beginning with our taxable year ending December 31, 2022, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT beginning with our taxable year ending December 31, 2022. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by us that we will qualify as a REIT for any particular year.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under Requirements for Qualification — General. While we intend to operate so that we qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See —Failure to Qualify.

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay to our stockholders and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon distribution to our stockholders.

Any net operating losses and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See Taxation of Stockholders.

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses, for tax years beginning before December 31, 2022.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See Prohibited Transactions.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year; (b) 95% of our REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described in U.S. Federal Income Tax Considerations – Requirements for Qualification—General.

•	A 100% tax may be imposed on transactions between us and a “taxable REIT subsidiary” (a “TRS”) (as described below) that do not reflect arm’s-length terms.

•	If we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation’s tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us.

•	The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS (as discussed below), are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association which has seven main attributes:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	it is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5)	its beneficial ownership is held by 100 or more persons;

(6)	during the last half of each taxable year, not more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities);

(7)	it elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(8)	it meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT.

We believe that we have, and will continue to have as a result of the issuance of common stock in this offering, sufficient diversity of ownership to satisfy conditions (5) and (6). In addition, our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying and continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our common stock are described in Description of Shares—Restriction on Ownership of Shares.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described under Income Tests, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (See Asset Tests) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

We will have control of any subsidiary entity treated as a partnership and intend to operate such entities in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any entity treated as a partnership and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that an entity treated as a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in such entity or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

As of January 1, 2018, the Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under new rules, among other changes and subject to certain exceptions, any audit adjustments to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that they could result in a partnership in which we own an interest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a qualified REIT subsidiary, that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See Asset Tests and Income Tests.

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a health care or lodging facility or, generally, provides rights to any brand name under which any health care or lodging facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a health care facility or a lodging facility if such rights are held by the TRS as a franchisee, licensee or in a similar capacity and such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit or similar instrument enabling it to do so. Additionally, a TRS will not be considered to operate or manage a qualified health care property or qualified lodging facility if it employs individuals working at such property or facility located outside of the United States, but only if an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. An “eligible independent contractor” is, generally, with respect to any qualified health care property or qualified lodging facility, any independent contractor (as defined in section 856(d)(3) of the Internal Revenue Code) if, at the time such contractor enters into a management agreement or other similar service contract with the TRS to operate such qualified health care property or qualified lodging facility, such contractor (or any related person) is actively engaged in the trade or business of operating qualified health care properties or qualified lodging facilities, respectively, for any person who is not a related person with respect to the parent REIT or the TRS. Certain payments made by any TRS to us may not be deductible by the TRS (which could materially increase the TRS’s taxable income). In addition, we will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under the Internal Revenue Code in order to more clearly reflect the income of the TRS.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS with a debt-equity ratio in excess of 1.5 to 1 may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

We may own TRSs that are organized outside of the United States. For example, we may hold certain investments and instruments through TRSs to the extent that direct ownership by us could jeopardize our compliance with the REIT qualification requirements, and we may make TRS elections with respect to certain offshore issuers of certain instruments to the extent that we do not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See Income Tests. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We currently expect that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), “rents from real property,” distributions received from other REITs and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or an interest in real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (which we refer to as a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the Internal Revenue Service as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. However, to the extent that any of our mezzanine loans do not meet all safe harbor requirements set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of these loans.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under Taxation of REITs in General, even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Income derived from certain types of temporary stock and debt investments made with the proceeds of an offering, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following such offering. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After the one year period following this offering, income from investments of the proceeds of this offering will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and some kinds of mortgage-backed securities, mortgage loans and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of taxable REIT subsidiaries that we hold may not exceed 20% of the value of our total assets.

Fifth, no more than 25% of the total value of our assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the Internal Revenue Service with a description of each asset causing the failure; (2) the failure is due to reasonable cause and not willful neglect; (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%); and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate; (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (3) any obligation to pay rents from real property; (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (5) any security (including debt securities) issued by another REIT; and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under Income Tests. In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests. If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to:

(a)	The sum of (i) 90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends-paid deduction and (ii) 90% of the net income (after tax) if any from foreclosure property, minus

(b)	the sum of specified items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain distributions that we designated and that they include in their taxable income minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See Taxation of Stockholders — Taxation of Taxable U.S. Stockholders.

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year; (b) 95% of our REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries and (b) our inclusion of items in income for federal income tax purposes.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Elective Cash/Stock Dividends

On August 11, 2017, the IRS issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by publicly offered REITs (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act). Pursuant to Revenue Procedure 2017-45, effective for distributions declared on or after August 11, 2017, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Internal Revenue Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in Revenue Procedure 2017-45 are satisfied.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “Income Tests “and “Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to U.S. stockholders (as defined below) that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term prohibited transaction generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the 100% tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Internal Revenue Code.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests and (3) to hedge certain positions as described in Section 856©(5)(G)(iii) of the Internal Revenue Code, each of which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income that we or our TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, us (other than services furnished or rendered to a tenant of ours) to the extent such income is lower than the income the TRS would have earned based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Internal Revenue Code.

From time to time, our TRS may provide services to our tenants. We intend to set the fees paid to our TRS for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Interest Expense Deductions

The Tax Cuts and Jobs Act, signed into law in December 2017 (the “Tax Cuts and Jobs Act”), generally imposes certain limitations on the ability of taxpayers to deduct net business interest expenses for federal income tax purposes for tax years beginning on or after January 1, 2018. However, the Tax Cuts and Jobs Act provides an election whereby certain taxpayers engaged in a real estate trade or business, generally including for this purpose a REIT, may elect for this limitation not to apply. However, taxpayers that make this election generally are not eligible for certain depreciation methodologies. We may make this election when we file our 2018 tax return, in which case the above limitations on interest expense deductions generally would not apply to us.

In addition, the above described limitations on net business interest expense deductions generally would be determined at the entity-level. As a result, the ability of our TRSs to deduct business interest expense for tax years beginning on or after January 1, 2018 may be subject to limitations under the Tax Cuts and Jobs Act even if we make such an election.

Net Operating Losses

The Tax Cuts and Jobs Act also generally restricts the ability of taxpayers to utilize net operating losses to no more than 80% their taxable income and precludes them from carrying-back net operating losses to prior tax years.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

Definitions. In this section, the phrase “U.S. stockholder” means a holder of our common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. Person.

In addition, as used herein, the term U.S. stockholder does not include any entity that is subject to special treatment under the Internal Revenue Code, such as (i) insurance companies; (ii) tax-exempt organizations (except to the limited extent discussed below); (iii) financial institutions or broker-dealers; (iv) non-U.S. individuals and foreign corporations (except to the limited extent discussed below); (v) U.S. expatriates; (vi) persons who have elected to use a mark-to-market method of accounting; (vii) subchapter S corporations; (viii) U.S. stockholders whose functional currency is not the U.S. dollar; (ix) regulated investment companies; (x) holders who receive our stock through the exercise of employee stock options or otherwise as compensation; (xi) persons holding shares of our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; (xii) persons subject to the alternative minimum tax provisions of the Internal Revenue Code; (xiii) persons holding our stock through a partnership or similar pass-through entity; and (xiv) persons holding a 10% or more (by vote or value) beneficial interest in our stock. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits that we do not designate as capital gain distributions will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates (i.e., the 20 % maximum federal rate) for qualified distributions received by U.S. stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	distributions received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, for taxable years that begin after December 31, 2017 and before January 1, 2026, U.S. stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends or dividends eligible for the preferential rates applicable to qualified dividends as described above), subject to certain limitations. Under final regulations recently issued by the Internal Revenue Service, in order to qualify for this deduction with respect to a dividend on our common shares, a stockholder must hold such shares for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such shares become ex-dividend with respect to such dividend (taking into account certain special holding period rules that may, among other consequences, reduce a stockholder’s holding period during any period in which the stockholder has diminished its risk of loss with respect to the shares). Stockholders are urged to consult their tax advisors as to their ability to claim this deduction.

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20 % in the case of stockholders that are individuals, trusts and estates, and currently 21% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 20% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares with respect to which the distributions were made. Rather, the distributions will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed as ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate, currently 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain. In addition, all or a portion of any loss realized upon a taxable disposition of shares of our stock may be disallowed if the taxpayer purchases other shares of the common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare tax on unearned income. For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A non-U.S. stockholder is a beneficial owner of our common stock that is any person other than:

•	a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. stockholders (1) that is payable out of our earnings and profits; (2) which is not attributable to our capital gains; and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by applicable income tax treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest, or USRPI, as described below, distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. stockholder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA (unless an applicable exemption applies), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under —Taxation of Non-U.S. Stockholders—Ordinary Dividends, for a discussion of the consequences of income that is effectively connected with a U.S. trade or business.

In addition, we will be required to withhold tax equal to the highest corporate tax rate applied to the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (See Taxation of Non-U.S. Stockholders—Ordinary Dividends), if (1) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. stockholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the capital gain distribution is received. At the time you purchase shares in this offering, our shares will not be publicly traded and we can give you no assurance that our shares will ever be publicly traded on an established securities market. Therefore, these rules will not apply to our capital gain distributions.

Distributions to Qualified Shareholders. Subject to the exception discussed below, for purposes of any distribution on or after December 18, 2015 to a “qualified shareholder” who holds REIT stock directly (or indirectly through one or more partnerships), such REIT stock will not be treated as a USRPI and, thus, such distribution should not be subject to special rules under FIRPTA. However, a “qualified shareholder” with one or more “applicable investors” (i.e., persons other than “qualified shareholders” who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold (or are deemed to hold under attribution rules) more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)), as well as such applicable investors, may be subject to FIRPTA rules.

A “qualified shareholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units that is regularly traded on the NYSE or NASDAQ markets representing greater than 50% of the value of all the partnership units, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding with respect to ordinary dividends paid by a REIT under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Internal Revenue Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” during a specified period if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Internal Revenue Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. With respect to any distribution after December 18, 2015 to a “qualified foreign pension fund” or an entity all of the interests of which are held by a “qualified foreign pension fund” who holds REIT stock directly (or indirectly through one or more partnerships), such distribution will not be subject to special rules under FIRPTA. A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (A) contributions to such trust, corporation, organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (B) taxation of any investment income of such trust, corporation, organization or arrangement is deferred or such income is taxed at a reduced rate.

The provisions described above relating to qualified shareholders, applicable investors and qualified foreign pension funds are complex. Stockholders should consult their tax advisors with respect to the impact of such provisions on them.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. stockholders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, as mentioned above, we can give you no assurance that our shares will ever be publicly traded on an established securities market. If our stock constitutes a USRPI and we do not constitute a domestically-controlled qualified investment entity, but our stock becomes “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at all times during a specified testing period. However, as mentioned above, we can give you no assurance that our common stock will ever be publicly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Foreign Accounts. Recently-enacted legislation generally imposes a withholding tax of 30% on any dividends on our stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally imposes a withholding tax of 30% on any dividends on our stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial U.S. owners or identification of the direct and indirect substantial U.S. owners of the entity. Finally, with respect to payments of gross proceeds from a sale or other disposition of such, withholding of 30% generally will apply to such gross proceeds paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met.

We will not pay any additional amounts to non-U.S. stockholders in respect of any amounts withheld. Under certain circumstances, a non-U.S. stockholder of our stock may be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our stock.

Non-U.S. stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning and disposing of our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of its distributions as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning and disposing of our stock.

Tax Consequences of Participation in Distribution Reinvestment Plan

If you elect to participate in our distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional shares. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. You will be taxed on the amount of the distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. You will be subject to backup withholding if you fail to comply with certain tax requirements. See below under —Backup Withholding and Information Reporting.

Backup Withholding and Information Reporting

We must report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

We must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S.-related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock. The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted at this time.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account, or IRA. This summary is based on provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the Internal Revenue Code, each as amended through the date of this offering circular, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes in the future that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must consider, taking into account the facts and circumstances of each such plan or IRA, each a benefit plan, among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the benefit plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•	whether the investment will produce an unacceptable amount of “unrelated business taxable income,” or UBTI, to the benefit plan (see U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Tax-Exempt Stockholders); and

•	the need to value the assets of the benefit plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit benefit plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include fiduciaries and “persons providing services” to the benefit plan, employer or employee organization sponsors of the benefit plan and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a benefit plan if, among other things, the person has discretionary authority or control with respect to the management or administration of the benefit plan, any authority or control over the management or disposition of plan assets or provides investment advice for a fee or other compensation with respect to plan assets. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing benefit plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a benefit plan investor, we might be a disqualified person or party-in-interest with respect to such benefit plan investor, resulting in a prohibited transaction merely upon investment by such benefit plan in our shares.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our advisor and possibly other fiduciaries of benefit plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the benefit plan any profits they realized as a result of the transaction or breach and make good to the benefit plan any losses incurred by the benefit plan as a result of the transaction or breach. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

Plan Asset Considerations

In order to determine whether an investment in our shares by a benefit plan creates or gives rise to the potential for either prohibited transactions or our assets being treated as plan assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing benefit plan. Neither ERISA nor the Internal Revenue Code defines the term “plan assets”; however, regulations promulgated by the Department of Labor provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a benefit plan when the plan invests in that entity. We refer to this regulation as the Plan Assets Regulation. Under the Plan Assets Regulation, the assets of an entity in which a benefit plan makes an equity investment will generally be deemed to be assets of the benefit plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing benefit plans, our management would be treated as fiduciaries with respect to each benefit plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to our advisor and expose the fiduciary of the benefit plan to co-fiduciary liability under ERISA for any breach by our advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our advisor or its affiliates were treated as fiduciaries with respect to benefit plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide benefit plan stockholders with the opportunity to sell their shares to us or we might dissolve.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a benefit plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions.

Exception for “Publicly-Offered Securities.” If a benefit plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act, and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares are being sold as part of an offering of securities to the public pursuant to a qualified offering circular under the Securities Act and may become part of a class that was registered under the Exchange Act within the specified period. In addition, we have in excess of 100 independent stockholders.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•	any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•	any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

We have been structured with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Our shares are subject to certain restrictions on transfer intended to ensure that we continue to qualify for federal income tax treatment as a REIT and to comply with state securities laws and regulations with respect to investor suitability. The minimum investment in our shares is at least 10 shares, except under certain circumstances. Because the minimum investment is less than $10,000, these restrictions should not cause the shares to be deemed not “freely transferable.”

As our common stock is intended to be held by 100 or more independent stockholders, and assuming that no other facts and circumstances other than those referred to in the preceding paragraphs exist that restrict transferability of shares of our common stock and this offering takes place as described in this offering circular, shares of our common stock should constitute “publicly-offered securities.” Accordingly, we believe that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a benefit plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors. The term benefit plan investors is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of ERISA, any plan subject Section 4975 of the Internal Revenue Code, and any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by benefit plan investors that may be in excess of 25%, which would be deemed to be significant, as defined above.

Other Prohibited Transactions

Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, our dealer-manager or any other selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any benefit plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a benefit plan with respect to which any of the above persons is a fiduciary.

Annual Valuation

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value, assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. Failure to satisfy these requirements may result in penalties, damages or other sanctions.

Our board of directors has established an offering price per share of our common stock to be sold in our primary offering of $10.00 per share and an offering price for shares of common stock to be sold under our distribution reinvestment plan of $10.00 per share.

Commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, we will value and will continue to value our shares annually and shortly thereafter publish a NAV per share. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary or IRA custodian should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.

As with any valuation methodology, the methodologies used to calculate our NAV will be based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different NAV per share of our common stock, and these differences could be significant. The NAV per share will not be audited and will not represent the fair value of our assets less the fair value of our liabilities according to GAAP. The NAV per share will not reflect a discount for the fact that we will have been externally managed, nor will it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The NAV per share also will not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration.

Accordingly, with respect to our NAV per share which becomes our updated offering price, we can give no assurance that:

•	a stockholder would ultimately realize distributions per share equal to NAV per share upon a sale of our company;

•	our shares of common stock would trade at our NAV value per share on a national securities exchange;

•	a third party would offer our NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our NAV per share; or

•	the methodology used to determine our NAV per share would be acceptable for compliance with ERISA reporting requirements.

The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio and the management of those assets and the real estate and finance markets. Our board of directors generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31 commencing after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation.

In calculating NAV per share, our board of directors will estimate the value of our shares based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding. As a result, such NAV per share will be subject to the limitations discussed in the paragraph above.

The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares.

DESCRIPTION OF SHARES

Our charter authorizes the issuance of 10,000,000 shares of capital stock, of which 5,000,000 shares are designated as common stock with a par value of $0.001 per share, and 5,000,000 are designated as preferred stock with a par value of $0.001 per share. In addition, our board of directors may amend our charter to increase or decrease the amount of our authorized shares without stockholder consent. As of the date of this offering circular, 100 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect our entire board of directors. Unless applicable law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power.

Holders of our common stock are entitled to receive such distributions as declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor do holders of our shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. Our shares of common stock, when purchased and paid for and issued in accordance with the terms of the offering circular, will be legally issued, fully paid and non-assessable.

Our board of directors has authorized the issuance of shares of our capital stock with electronic certificates in so-called “PDF” format. Information regarding restrictions on the transferability of our shares appear on our share certificates.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of our board of directors who do not have an interest in the transaction must approve any issuance of preferred stock. Our board is authorized by our charter to consult with company counsel or independent counsel at our expense before deciding whether to approve the issuance of preferred stock.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, our chief executive officer or upon the written request of common stockholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Upon receipt of a written request of common stockholders holding at least 10% of the votes entitled to be cast stating the purpose of the special meeting, our secretary, within ten days of receipt of such request, will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 days nor more than 60 days after the distribution of the notice of the meeting. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast on any matter at any stockholder meeting constitutes a quorum. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. Under our charter, a majority of the shares entitled to vote and present in person or by proxy at a meeting of stockholders at which a quorum is present is required for the election of the directors at a meeting of stockholders called for that purpose. This means that, of the shares entitled to vote and present in person or by proxy, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to our board of directors. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Our charter provides that the concurrence of our board is not required in order for the common stockholders to amend the charter, dissolve the corporation or remove directors. Without the approval of a majority of the shares of common stock entitled to vote on the matter, our board of directors may not:

•	amend the charter to adversely affect the rights, preferences and privileges of the common stockholders;

•	amend charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

•	cause our liquidation or dissolution after our initial investment;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause our merger or reorganization.

While our stockholders do not have the ability to vote to select or replace our advisor or to select a new advisor, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for the purpose of removing a director.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, our bylaws generally require that the stockholder give notice of the nomination or proposal not less than 90 days prior to the first anniversary of the date of the mailing of the notice for the preceding year’s annual stockholders’ meeting, unless such nomination or proposal is made pursuant to the company’s notice of the meeting or by or at the direction of our board of directors. Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if our board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would result in our shares being owned by fewer than 100 persons will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Maximum Purchase Requirements

Federal securities laws require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) maximum purchase amounts. These standards are described above at Federal and State Law Exemptions and Purchase Restrictions immediately following the Table of Contents of this offering circular. Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and you may not transfer your shares in a manner that causes you or your transferee to own more than the number of shares permitted to meet the maximum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and maximum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares. All sales must also comply with applicable state and federal securities laws.

Distributions

While we are under no obligation to do so, we expect in the future to declare and pay distributions to our stockholders monthly in arrears; however, our board of directors may declare other periodic distributions as circumstances dictate. In order that stockholders may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

Going forward, we expect our board of directors to continue to declare cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after our offering to continue to declare stock distributions based on a single record date as of the end of the month and to pay these distributions on a monthly basis. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has no pre-established percentage rate of return for stock distributions or cash distributions to stockholders. We have not established a minimum distribution or distribution level, and our charter does not require that we make distributions or distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.

Generally, our policy is to pay distributions from operations. During our offering stage, when we raise capital more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not pay distributions solely from operations. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that, from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. Our advisor may elect, in its sole discretion, to defer, but not waive, fees and/or reimbursements to which it is otherwise entitled to fund some or all of our distributions. If we pay distributions from sources other than our funds from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors.” Those factors include: our ability to continue to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; our advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the creditworthiness of our tenants; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our distribution reinvestment plan. In the event our funds from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed funds from operations, to the extent that our advisor defers payment of fees and reimbursements to which it is entitled.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Annual Distribution Requirements. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent that they purchase shares under our distribution reinvestment plan at a discount to fair market value, if any. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Inspection of Books and Records

As a part of our books and records, we maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and it is available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within ten days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and/or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

We have added provisions to our charter that prohibit us, until such time that our shares of common stock are listed on a national securities exchange, from electing to be subject to the provisions under Subtitle 8. Through provisions in our bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships. Our bylaws may be amended by our stockholders or our board of directors.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•	a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in an offering circular used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)	one of the following:

(A)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or

(B)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets. We are prohibited from participating in any proposed Roll-up Transaction:

•	that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•	that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;

•	in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the section of this offering circular entitled “Description of Shares — Meetings and Special Voting Requirements;” or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction would not be approved by our common stockholders.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, while our distribution reinvestment plan is in effect, you may elect to have your dividends and other distributions reinvested in additional shares of our common stock, in lieu of receiving cash distributions.

The following discussion summarizes the principal terms of this plan. Appendix B to this offering circular contains the full text of our distribution reinvestment plan.

Eligibility

All of our common stockholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

At any time prior to the listing of our shares on a national stock exchange, you must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current offering circular or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See State Law Exemption and Purchase Restrictions (immediately following the Table of Contents) and the form of investment form and subscription agreement attached hereto as Appendix A.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to have all or a portion of your distributions reinvested through our distribution reinvestment plan. You may also change the percentage of your distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. You must make any election to increase your level of participation through written notice to us.

Stock Purchases

Shares will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional shares so that 100% of the distributions will be used to acquire shares.

Participants in the distribution reinvestment plan will acquire our common stock at a price per share equal to the price to acquire a share of our common stock in the primary offering

Account Statements

You or your designee will receive a confirmation of your purchases under our distribution reinvestment plan no less than monthly. Your confirmation will disclose the following information:

•	each distribution reinvested for your account during the period;

•	the date of the reinvestment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

Use of Proceeds

We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes including, but not limited to, the following:

•	the repurchase of shares under our share repurchase program;

•	capital expenditures, tenant improvement costs and leasing costs related to our real estate properties;

•	reserves required by any financings of our real estate investments;

•	the acquisition of real estate investments; and

•	the repayment of debt.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all shares, including fractional shares that you acquire through our distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in our distribution reinvestment plan and are subject to U.S. federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. See U.S. Federal Income Tax Considerations — Taxation of Stockholders — Tax Consequences of Participation in Distribution Reinvestment Plan.

Termination of Participation

Once enrolled, you may continue to purchase shares under our distribution reinvestment plan until we have: sold all of the shares registered in this offering; terminated this offering; or terminated our distribution reinvestment plan. You may terminate your participation in our distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least fourteen business days prior to the last business day of the month to which the distribution relates; provided that, if we publicly announce in a filing with the SEC a new offering price under the distribution reinvestment plan, then a participant shall have no less than two business days after the date of such announcement to notify us in writing of a participant’s termination of participation in the distribution reinvestment plan and the participant’s termination will be effective for the next date shares are purchased under the distribution reinvestment plan. Any transfer of your shares will effect a termination of the participation of those shares in our distribution reinvestment plan. We will terminate your participation in our distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our charter, unless you have obtained an exemption from the ownership limit from our board of directors.

Amendment or Termination of Plan

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants. We may provide notice by including such information (a) in a current report or in a semi-annual report, all publicly filed with the SEC; or (b) in a separate mailing to the plan participants.

Share Repurchase Program

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our stockholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances. Stockholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein.

Any stockholder in his/her/its unilateral discretion may submit shares for repurchase at any time within 90 days after the initial purchase of shares, and such shares will be repurchased at the price paid by the stockholder. If, as a result of a request for repurchase, a stockholder will own less than 10 shares of our common stock, we reserve the right to repurchase all of the shares owned by such stockholder.

Shares held for more than 90 days after they have been issued to the applicable stockholder may also be submitted for repurchase, except for shares acquired pursuant to our distribution reinvestment plan or our automatic investment program if the applicable stockholder has held their initial investment for at least 90 days. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash to the extent we have sufficient funds available to us to fund such repurchase.

Repurchase Price

The prices at which we will repurchase shares are as follows:

•	For those shares held by the stockholder for more than 90 days but less than one year, 97% of the most recently published NAV or in the absence of a published NAV, $9.70 per share (which is equal to 97% of the $10.00 per share price in this offering);

•	For those shares held by the stockholder for at least one year but less than two years, 98% of the most recently published NAV or in the absence of a published NAV, $9.80 per share (which is equal to 98% of the $10.00 per share price in this offering);

•	For those shares held by the stockholder for at least two years but less than three years, 99% of the most recently published NAV or in the absence of a published NAV, $9.90 per share (which is equal to 99% of the $10.00 per share price in this offering); and

•	For those shares held by the stockholders for at least three years, 100% of the most recently published NAV, or in the absence of a published NAV, then $10.00 per share.

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share. As described above, the shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each share submitted for repurchase.

We will update our NAV per share on an annual basis commencing at the end of the calendar year after the first year that our board of directors has determined that our investment portfolio has sufficiently stabilized for a meaningful NAV calculation. In addition, we may update our NAV at any time between our annual calculations of NAV to reflect significant events that we have determined have had a material impact on NAV. We will report the NAV per share of our common stock (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the registration statement, as required under federal securities laws. We will also provide information about our NAV per share on our website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov).

Limitations on Repurchase

There are several limitations on the number of shares we may repurchase under the share repurchase program:

•	To the extent our board of directors determines that we have sufficient available cash for redemptions, we intend to repurchase shares subject to the limit that, during any 12-month period net redemptions will not exceed 20% of the weighted-average number of shares outstanding during the prior 12 months.

•	We may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

Procedures for Repurchase

Qualifying stockholders who desire to have their shares repurchased by us would have to give notice as provided on their personal on-line dashboard at www.elevate.money.

You may withdraw a previously made request to have your shares repurchased. Withdrawal request must also be received by our advisor at least three business days prior to the end of a month. We will repurchase shares on the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own less than 10 shares of our common stock, we reserve the right to repurchase all of the shares of common stock owned by such stockholder.

If we cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in our share repurchase program, then we will honor repurchase requests on a pro rata basis.

In addition, if we do not completely satisfy a repurchase request on a repurchase date because we did not receive the request in time, because of the limitations on repurchases set forth in our share repurchase program or because of a suspension of the program, then we will treat the unsatisfied portion of the repurchase request as a new request for repurchase, unless the repurchase request is withdrawn, and such new request will be subject to the same limitations and treated the same as all other new repurchase requests. Any stockholder can withdraw a repurchase request by sending written notice to the program administrator, provided such notice is received at least three business days before the end of the month.

Amendment, Suspension or Termination of Program and Notice

Our board of directors may amend, suspend or terminate the program without stockholder approval upon 30 days’ notice, if our directors believe such action is in our and our stockholders’ best interests, or if they determine the funds otherwise available to fund our share repurchase program are needed for other purposes. We may provide notice by including such information (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the registration statement, as required under federal securities laws.

The repurchase program shall immediately terminate, without further action by the board of directors or any notice to our stockholders, if our shares are approved for listing on any national securities exchange or included for quotation in a national securities market or a secondary trading market for our shares otherwise develops.

PLAN OF DISTRIBUTION

General

We are publicly offering a maximum of up to 5,000,000 shares of our common stock, currently priced at $10.00 per share, on a “best efforts” basis, with 4,500,000 shares being sold through the primary offering and 500,000 shares being sold through our distribution reinvestment plan. We intend to sell the shares to investors through North Capital, a registered broker-dealer and our dealer manager for this offering. We will offer our shares of common stock in this offering utilizing the Online Platform. Because this is a “best efforts” offering, North Capital must use only best efforts to sell the shares and has no firm commitment or obligation to purchase any of our shares. There is no minimum offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this offering circular. We reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan.

Our board of directors will adjust the offering price of the shares annually to our new NAV per share commencing effective December 31 of the year after the first year that the board of directors has determined that our real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation. We may terminate this offering at any time, and we will provide that information in an offering circular supplement.

We expect to receive and communicate confidential information about individual investors and their accounts over the internet. We are responsible for the safety and confidentiality of customer information and investors’ funds. We take steps to safeguard customer data and customer assets and recognizes our responsibility to maintain the most current safety and security measures in keeping with internet and financial transaction standards.

Through July 9, 2021, the Company had sold 4,495 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $44,950. Of the 4,495 shares of the common stock, 1,280 shares had been issued by the Company’s transfer agent and 3.225 shares had been approved for issuance by the Company’s broker-dealer but the shares had not yet been issued by the Company’s transfer agent and remain in escrow. These sales were received through numerous sales testing of the Company’s fintech sales platform. Of the $44,950 amount $36,300 was paid by Harold Hofer, the Company’s chief executive officer, and the balance was paid by various investors in the Company’s advisor, Elevate Wealth, LLC, in amounts ranging from $50 to $1,000. $100 of escrow fees will be paid when the $44,950 aggregate gross offering proceeds that are being held in escrow are released to the Company.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A of the Securities Act of 1933 from $50 million to $75 million, as proposed. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future.

Offering Period

This offering will terminate following the sale of the 5,000,000 maximum share amount; however, we may terminate this offering at any time.

Dealer Manager Compensation and Terms

North Capital is our dealer manager for this offering on a “best efforts” basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. In addition, we may sell shares of our common stock through registered investment advisors.

In connection with this offering, we will pay to North Capital a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. As required by the rules of FINRA, total underwriting compensation, including but not limited to expense reimbursements and non-cash compensation, will not exceed 10.0% of the gross offering proceeds from this offering. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses.  As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

Investors will not pay upfront selling commissions in connection with the purchase of our shares of common stock. No dealer manager fee will be paid with respect to shares of our common stock sold through our distribution reinvestment plan. We also will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our common stock.

The table below shows the estimated maximum compensation payable to our dealer manager and estimated organization and offering expenses in connection with this offering, including the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA. To show the maximum amount of compensation that may be paid in connection with this offering, this table assumes that (i) we sell all of the shares of common stock offered by this this offering circular, (ii) no shares are sold pursuant to our distribution reinvestment plan, and (iii) the offering price per share remains $10.00.

Maximum Estimated Underwriting Fees and Expenses at Maximum Offering of $50,000,000

Type of Compensation and Expenses	Maximum Amount	Percentage of Primary Offering
Underwriting Fees and Expenses
Dealer manager fee (1)	$500,000	1%
Selling commissions (2)	$—	—%
Total underwriting costs	$500,000	1%

Organization and Offering Expenses (3)	$1,500,000	3%

(1)	For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the primary offering, assuming the sale of 5,000,000 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. In addition, North Capital, as Escrow Agent, is entitled to payment of: i) an escrow administration fee ($500 for setup), (ii) distribution fees ($10 per check; $25 per domestic wire; $45 per international wire), (iii) transaction costs ($100 for each additional escrow break), and (iv) reimbursement for out-of-pocket expenses. As of July 26, 2021, the Company has only been required to pay North Capital for its services as Escrow Agent the $500 escrow administration fee. Services in addition to and not contemplated in this escrow agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000. No such fees have been paid to date.

(2)	We will not pay selling commissions to broker-dealers in connection with this offering.

(3)	Our advisor will pay all organization and offering expenses in connection with this offering. The organization and offering expense numbers shown above represent our estimates of expenses expected to be incurred in connection with this offering (other than dealer manager fees), including our actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses we incur in connection with this offering. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.

We have agreed to indemnify our dealer manager against certain liabilities, including liabilities under the Securities Act or the Exchange Act, that arise out of material misstatements and omissions contained in this offering circular, other sales material used in connection with this offer or filings made to qualify this offering with individual states, any breaches by us of the dealer manager agreement between us and our dealer manager or any failure by us to comply with applicable FINRA and SEC rules. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable. BrixInvest, LLC (“BrixInvest”) was the advisor and/or sponsor for three public REIT offerings while our chief executive officer, Mr. Hofer, served as one of the BrixInvest managers. Under advice of special counsel that is expert in the field, these offerings were made by issuer-broker dealers and used radio advertisements. The SEC made an investigation into this conduct and, without any admission of guilt, BrixInvest entered into a settlement that included a prohibition against any future radio advertising and issuer-broker dealer offering advisory roles. Mr. Hofer was not a named party in the SEC investigation and had no involvement in the SEC settlement negotiations. His sole involvement was in providing information and testimony in connection with the SEC investigation process. He is under no SEC sanction or conduct limitation. We consider this disclosure to be immaterial and irrelevant; however, it is being provided in the interests of total transparency.

Subscription Procedures

You must initially purchase at least 10 shares of our common stock to participate in this offering. If you have satisfied the applicable minimum purchase requirement, there is no minimum purchase required to purchase additional shares in this offering, including pursuant to our distribution reinvestment plan. To purchase shares in this offering, you must complete and sign an investor form and subscription agreement (in the format attached to this offering circular as Appendix A) for a specific number of shares and pay for the shares at the time of your subscription. All of this can be done on-line at www.elevate.money, and we encourage you to do so.

Our dealer manager has the responsibility to make every reasonable effort to determine whether the investor is a U.S. Person and whether a purchase of shares of our common stock is appropriate for the investor and that the minimum income and net worth standards established for this offering are met. See State Law Exemption and Purchase Restrictions immediately following the Table of Contents. In making this determination, our dealer manager will rely on relevant information provided by the investors, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments, and other pertinent information. Each investor should be aware that our dealer manager will be responsible for determining suitability.

Subscriptions will be effective only upon North Capital’s review and acceptance, and we reserve the right to reject any subscription in whole or in part. Following North Capital’s approval of the subscription agreement, we will submit a subscriber(s) form of payment in compliance with Rule 15c2-4 of the Exchange act. A subscriber’s form of payment will be deposited within two business days following receipt into a segregated bank account for all investors’ funds. You will receive a confirmation of your purchase via email. We admit stockholders every business day.

We and our dealer manager will maintain the records used to determine that our shares are a suitable investment for you for at least six years. You have the right to rescind your purchase and receive a return of your investment without interest for up to five business days after your subscription was accepted. Investors who desire to purchase shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form on their personal dashboard at www.elevate.money. The minimum periodic investment is $50 per month. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to our distribution reinvestment plan. For a discussion of our distribution reinvestment plan, see “Description of Shares — Distribution Reinvestment Plan” and Appendix B.

You will receive a confirmation of your purchases under the automatic investment program monthly. The confirmation will disclose the following information:

•	the amount invested for your account during the period;
•	the date of the investment; and
•	the number and price of the shares purchased by you.

You may terminate your participation in the automatic investment program at any time by providing us with notice on your personal dashboard at www.elevate.money. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the plan will terminate. See “State Law Exemption and Purchase Restrictions” immediately following the Table of Contents.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

SUPPLEMENTAL SALES MATERIAL

In addition to this offering circular, we may utilize additional sales materials in connection with this offering, although only when accompanied by or preceded by the delivery of this offering circular, including, in the context of electronic sales materials, a hyperlink to the offering circular. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this offering circular. These supplemental sales materials may include:

•	“pay per click” advertisements on social media, and search engine internet websites

•	electronic correspondence transmitting the offering circular;

•	electronic brochures containing a summary description of this offering;

•	electronic fact sheets describing the general nature of our REIT and our investment objectives;

•	electronic flyers describing our recent acquisitions;

•	online investor presentations;

•	website material;

•	electronic media presentations;

•	any of the above in professionally printed format;

•	client seminars and seminar advertisements and invitations; and

•	third party industry-related article reprints.

All of the foregoing material will be prepared by us with the exception of the third-party article reprints. All sales materials will comply with applicable state laws and regulations. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this offering circular. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this offering circular, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this offering circular or the registration statement of which this offering circular is a part.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby has been passed upon for us Corporate Law Solutions, PC, Corona del Mar, CA.

EXPERTS

The balance sheet and related notes to the financial statement of Elevate.Money REIT I, Inc. included in this Offering Circular and in its Annual Report (Form 1-K) as of December 31, 2020, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as set forth in their report dated July 15, 2021 thereon, and the Form 1-K, including such financial statement, is incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. This offering statement is, and any of these future filings with the SEC will be, available to the public free of charge over the Internet at our website at www.elevate.money or through the SEC’s website at www.sec.gov. These filings are available promptly after we file them with, or furnish them to, the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

ELEVATE.MONEY REIT I, INC.
4600 Campus Drive

Suite 201

Newport Beach, California 92660

www.elevate.money

ELEVATE.MONEY REIT I, INC.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Elevate.Money REIT I, Inc.

(formerly known as, Escalate Wealth REIT I, Inc.)

We have audited the accompanying balance sheet of Elevate.Money REIT I, Inc. (the “Company”), formerly known as Escalate Wealth REIT I, Inc., as of December 31, 2020, and the related notes to the balance sheet (“financial statement”).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/S/ BAKER TILLY US, LLP

Irvine, California

July 15, 2021

 ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Balance Sheet

December 31, 2020

ASSETS
Cash	$1,000

STOCKHOLDER’S EQUITY
Preferred stock at $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020	$-
Common stock at $0.001 par value, 5,000,000 shares authorized, 100 shares issued and outstanding as of December 31 2020	1,000

Total Stockholder’s Equity	$1,000

The accompanying notes are an integral part of this balance sheet.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to Balance Sheet

December 31, 2020

NOTE 1. BUSINESS AND ORGANIZATION

Elevate.Money REIT I, Inc. (formerly known as, Escalate Wealth REIT I, Inc.) (the “Company”) was incorporated on June 22, 2020  under the laws of the State of Maryland. The Company is a Maryland corporation that intends to qualify as a real estate investment trust (REIT) with authority to issue 10,000,000 shares of stock, consisting of 5,000,000 shares of preferred stock, $0.001 par value per share, and 5,000,000 shares of common stock, $0.001 par value share. The minimum initial investment by any investor is 10 shares ($100). The Company was formed to primarily invest, directly, in single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation.

The Company intends to qualify as a real estate investment trust for federal income tax purposes, and is externally managed by Escalate Wealth, LLC (“Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), an affiliate of the Advisor, to provide the real estate services. The members of the Advisor and LRE include Harold Hofer and Sachin Jhangiani. The Company’s advisory agreement and real estate services agreement have been amended and restated to change the compensation to its Advisor and LRE, respectively. See Note 4 for additional information.

As of December 31, 2020 and as of the date of this Form 1-K Annual Report, the Company had not yet commenced operations.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and includes all the disclosures required by generally accepted accounting principles.

Use of Estimates

To prepare a financial statement in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the balance sheet and the disclosures provided, and actual results could differ. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur in the near term.

Income Taxes

The REIT avoids the double taxation treatment of income that normally results from investment in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied, which, among others, include the requirement to pay dividends to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of Company’s board of directors, which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

If the Company fails to qualify for taxation as a REIT in any year after electing REIT status, its income will be taxed at regular corporate rates, and it may be precluded from qualifying for treatment as a REIT for the four-year period following its failure to qualify. Even if the Company qualifies as a REIT for federal income tax purposes, it may still be subject to state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to Balance Sheet

December 31, 2020

The REIT must pass these four tests annually in order to retain its special tax status:

1. Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2. Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

3. Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4. Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer individuals.

Recent Accounting Pronouncements

Management has reviewed all recent accounting pronouncements issued to the date of the issuance of this financial statement, and does not believe any of these pronouncements have a material impact on the Company’s financial statement. Other recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including its Emerging Issues Task Force), did not or are not believed by management to have a material impact on the Company’s present or future financial statement

NOTE 3. STOCKHOLDER’S EQUITY

The Company is selling its shares through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “ Reg A+” and it intends to sell the shares directly to investors and not through registered broker-dealers who are paid commissions. The minimum initial investment by an investor is 10 shares at a purchase price of $10 per share ($100). 4,500,000 shares are being offered through the primary offering and 500,000 shares are being offered through the Company’s distribution reinvestment plan. The Company reserves the right to reallocate the shares of common stock it is offering between the primary offering and its distribution reinvestment plan. The maximum amount raised in the offering is $50,000,000.

As of December 31, 2020, the Advisor owns 100 shares of Company’s common stock for which it paid $1,000 at the $10.00 per share offering price, and common stock and additional paid in capital balances were $1 and $999, respectively. The Company’s executive officers and board members and affiliates, and its Advisor and its affiliates, may purchase shares of common stock at the same price and terms as other investors.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Common Stock - Voting Rights

The stockholders will be entitled to one vote for each share. The stockholders are entitled to vote on certain matters, including, but not limited to, the following: (i) the amendment or modification of the articles of incorporation, (ii) the amendment or repeal of the bylaws, (iii) the removal of a director, and (iv) termination of our status as a REIT. The stockholders do not have any cumulative voting rights in the election of directors.

Preferred Stock

The Company authorized its board of directors to issue up to 5,000,000 shares of preferred stock in one or more classes or without approval of its common stockholders. The Company’s board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of its board of directors who do not have an interest in the transaction must approve any issuance of preferred stock. The Company’s board is authorized by its charter to consult with company counsel or independent counsel at its expense before deciding whether to approve the issuance of preferred stock.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to the Balance Sheet

December 31, 2020

Ownership, Transfer Limitations, and Reporting Requirements

For so long as the Company remains a REIT, and except as otherwise provided in the Company’s charter, no person (as defined in the articles of incorporation) may own in excess of 9.8% of the outstanding shares. The articles of incorporation contains various restrictions on the investors’ ability to transfer shares. These restrictions are to help ensure that the Company remains qualified as a REIT. For instance, the investor will not be able to transfer shares if, after giving effect to the transfer, the Company would have fewer than 100 stockholders. Additionally, the investor cannot transfer shares if, after giving effect to the transfer, the Company would fail to qualify as a REIT by reason of being closely held. Additionally, should the investor own more than 5% of outstanding shares, or any lesser percentage as determined by the directors, the investor will be required to provide to the Company certain information concerning the ownership of shares.

No Preemptive Rights

Investors do not have any preemptive rights or any other preferential right of subscription for the purchase of any shares of any class or series or for the purchase of any securities convertible into shares of any class or series.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan pursuant to which its common stockholders may elect to have all or a portion of their dividends and other distributions reinvested in additional shares of our common stock in lieu of receiving cash distributions. No selling commissions or dealer manager fees will be paid on shares sold under the distribution reinvestment plan. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to $10.00 per share or, when determined by the board of directors, the most recently published net asset value, or “NAV,” per share. The Company may amend, suspend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants.

Share Repurchase Program

The Company’s shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and it currently do not intend to list its shares. In order to provide its stockholders with some liquidity, it has adopted a share repurchase program that may enable them to sell their shares of common stock to the Company in limited circumstances. Stockholders have the ability to present for repurchase all or a portion of their shares to the Company in accordance with the procedures outlined in the share repurchase program.

Offering Sales Commissions and Fees

The Company will sell its shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer and our dealer manager for this offering, utilizing the Company’s online platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the 4,500,000 share primary offering but will not receive any commissions or fees on the 500,000 shares to be sold under the distribution reinvestment plan. The Company will also pay North Capital an upfront $10,000 due diligence fee. In addition, the Company will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company’s Advisor and LRE are majority owned by two individuals, Harold Hofer and Sachin Jhangiani.

Reimbursements, Fees and Subordinated Participation Fee

The Advisor will receive reimbursement for expenses incurred related to the organization and offering of the Company. The Company’s Advisor and LRE will receive compensation, subject to a cap, for services and reimbursement for expenses incurred by the Advisor and LRE relating to the management and operation of the properties.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to the Balance Sheet

December 31, 2020

The Advisor, at its sole election, may defer reimbursements and fees otherwise due to it. A deferral of any fees or reimbursements owed to our Advisor may increase the cash available to make distributions to the Company’s stockholders. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period.

Reimbursement of Organization and Offering

The Company will reimburse its Advisor actual organizational and offering expenses on a monthly basis with aggregate reimbursements not to exceed 3% of gross offering proceeds from the sale of its common stock, including dividend reinvestment proceeds but excluding upfront and deferred selling commissions and fees. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the Company’s Advisor and its affiliates (including its advisor) for all marketing related and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and marketing of the Company’s common stock.

Acquisition Fee

For each acquisition, the Company will pay LRE 3% of the cost of the investment. However, a majority of the directors not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

REIT Management Fee

The Company will pay its Advisor 0.04167% of total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Asset Management Fee

The Company will pay LRE 0.04167% of total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides services in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to properties or the REIT, the Company will pay LRE a financing coordination fee equal to 1% of the amount of such financing.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company will pay LRE 3.0% of the contract sales price of each property or other investment sold Advisor or its affiliates, the disposition fees paid to the Company and its affiliates and unaffiliated third parties may not exceed 6% of the contract sales price.

Subordinated Participation Fee

The Company will pay LRE (previously “each of the Advisor and LRE”) a subordinated participation fee in each year that the Company’s stockholders have achieved at least a 6% cumulative, non-compounded return consisting of (i) cumulative distributions received and capital appreciation on their shares measured by their purchase price for the shares; and (ii) any increase in that amount as determined by annual NAV calculation. The subordinated participation fee payable to LRE will be equal to 15% (previously “5% to the Advisor and 10% to LRE”) of any additional annual NAV capital appreciation amount after the Company’s stockholders have achieved the 6% preferred return.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to the Balance Sheet

December 31, 2020

The subordinated participation fee will be paid annually, if it is due, with the initial highest Prior NAV per share being set at the $10.00 per share offering price in this offer. The subordinated participation fee will be paid by January 31 of the subsequent year and may be paid in cash at a price equal to the NAV per share as of December 31 of the prior year (i.e., after deduction of the subordinated participation fee from Preliminary NAV). Accordingly, LRE (previously “the Advisor and LRE”) is eligible to receive the first payment of the subordinated participation fee in the year when the initial NAV calculation is made, if the conditions precedent for payment of the fee are satisfied.

Liquidation Fee

The Company will pay LRE a liquidation fee calculated from the value per share resulting from a liquidation event, including, but not limited to, a sale of all of the properties, a public listing, or a merger with a public or non-public company. Such liquidation fee will be equal to 15.0% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date. The liquidation fee will be subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs.

NOTE 5. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the financial statement is issued.

Name Change

On May 8, 2021, the Company changed its name from Escalate Wealth REIT I, Inc. to Elevate.Money REIT I, Inc.

Offering Status

Through July 9, 2021, the Company had sold 4,495 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $44,950. Of the 4,495 shares of the common stock, 1,280 shares had been issued by the Company’s transfer agent and 3.225 shares had been approved for issuance by the Company’s broker-dealer but the shares had not yet been issued by the Company’s transfer agent and remain in escrow. These sales were received through numerous sales testing of the Company’s fintech sales platform. Of the $44,950 amount $36,300 was paid by Harold Hofer, the Company’s chief executive officer, and the balance was paid by various investors in the Company’s advisor, Elevate Wealth, LLC, in amounts ranging from $50 to $1,000. $100 of escrow fees will be paid when the $44,950 aggregate gross offering proceeds that are being held in escrow are released to the Company.

On June 21, 2021, the Company received a comment letter to its May 27, 2021 filing of a post-qualification amendment to its Offering Statement on Form 1-A, and temporarily suspended the Offering of its common stock until the post-qualification amendment has been qualified by the SEC.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A of the Securities Act of 1933 from $50 million to $75 million, as proposed. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future.

Investment in Real Estate

On June 9, 2021, the Company entered into a purchase and sale agreement (the “Agreement”) with Niveshak FW Group (the “Seller”) to acquire a real estate property consisting of one building located on one parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”). The Company made a deposit of $50,000 in connection with its entry into the Agreement on July 6, 2021. The Company’s obligation to purchase the Family Dollar Fort Worth Property is subject to the fulfillment, by satisfaction or written waiver, on or before August 3, 2021 of certain contingencies and completion of customary closing conditions.

The contractual purchase price of the Family Dollar Fort Worth Property is $2,000,000 plus or minus certain closing costs. The Company intends to fund the purchase of the Family Dollar Fort Worth Property with proceeds from the Offering, a no more than $1,300,000 mortgage secured by such property, and a draw on the Company’s Line of Credit from its Advisor as discussed below.

ELEVATE.MONEY REIT I, INC.

(formerly known as Escalate Wealth REIT I, Inc.)

Notes to the Balance Sheet

December 31, 2020

The Family Dollar Forth Worth Property is currently operated by FD Development of Fort Worth LLC (a wholly-owned subsidiary of the Seller), who is not affiliated with the Company or its affiliates, pursuant to a lease agreement with Family Dollar Stores of Texas, LLC, the tenant. Upon completion of the acquisition of the Family Dollar Fort Worth Property, the Company anticipates entering into a lease agreement with Family Dollar Stores of Texas, LLC for such property. The lease will be guaranteed for the life of the lease (including extensions) by Family Dollar Stores, Inc., the parent entity of the tenant, and have a term that expires approximately 5 years after closing with five 5-year options for renewal. The aggregate annual base rent under the lease will initially be $127,305. The Family Dollar Fort Worth Property is expected to generate approximately $625,916 in total rental revenue over the course of its approximately 5-year initial term of the lease.

Unsecured Credit Facilities

On March 21, 2021, the Company entered into a revolving unsecured line of credit facility (“Line of Credit”) with its Advisor to fund real property acquisitions. The Company intends to repay such facility with proceeds from the Offering or mortgage proceeds secured by its real property holdings.

On March 21, 2021, the Company drew on the Line of Credit to fund an earnest money deposit on the potential acquisition of a Red Lobster Property in Peru, IL. The Company withdrew from the acquisition process during the due diligence process, the deposit was returned to the Company and the Line of Credit draw was repaid in full on May 5, 2021.

On June 14, 2021, June 18, 2021, and July 6, 2021, the Company made additional draws on the Line of Credit of $50,000, 5,000, and $50,000, respectively, to fund expenses associated with the potential acquisition of the Family Dollar Fort Worth Property.

APPENDIX A

INVESTMENT FORM AND SUBSCRIPTION AGREEMENT
ELEVATE.MONEY REIT I, INC.

Investment Form ELEVATE.MONEY REIT I, INC.

1. Investment	Date

US $100 minimum at $10 per Share	$	***

 *** The amount of the Investment cannot exceed 10% of the greater of an Investor's:

(1) Annual income or net worth if a natural person (with annual income and net worth determined as            provided in Section 9 “INVESTOR REPRESENTATION AND WARRANTY” below; or

(2) Revenue or net assets for such Investor's most recently completed fiscal year end if a non-natural          person.

2.	Investment Type (Check One Box Only)

☐	Individual	☐	Pension Plan [2]	☐	Traditional IRA

☐	Joint Tenants [1]	☐	Profit Sharing Plan [2]	☐	Simple IRA

☐	Tenants in Common [1]	☐	KEOGH Plan [2]	☐	SEP IRA

☐	Community Property [1]	☐	Other [2]	☐	ROTH IRA

☐	Trust [2]	☐	Corporation [2]	☐	Partnership/LLC

☐	Solo 401K

1	All parties must sign.

2	Please attach pages of Trust/Plan document (or corporate/entity resolution) which lists the name of Trust/Plan/Entity, Trustees/officers or authorized signatories, signatures and date.

3.	Investor Information

Investor 1 Name

US Tax ID#	Date of Birth

Profession/Occupation	Street Address

City	State	Zip Code

Phone	Email

Alternative Street Address		Note: You will receive investor communications electronically via email

Alternative City	Alt. State	Alt. Zip Code

☐	I wish to receive written communications sent to my mailing address

☐	US Citizen	☐	Foreign citizen, Country

☐	US Citizen residing outside the US	☐	Check here if you are subject to backup withholding

Investor 2 Name

US Tax ID#	Date of Birth

Profession/ Occupation	Street Address

City	State	Zip Code

4.	Account Title

Please print names in which shares of common stock are to be registered. Include trust/entity name if applicable. If IRA or qualified plan, include both custodian and investor names and IRA account number. If the same as in Section 3, please write “SAME”.

Title Line 1

Title Line 2

US Tax ID#	Secondary US Tax ID#

5.	Custodian/Trustee/Entity Information

CUSTODIAN/ TRUSTEE/ENTITY Name

Address

Phone	Email

CUSTODIAN/TRUSTEE/ENTITY Tax Identification Number

Investor’s Account Number with CUSTODIAN/TRUSTEE/ENTITY

For Custodian Accounts, such as IRAs and other qualified plans, a completed copy of this investment form should be sent directly to the Custodian who will then forward the necessary documentation and payment to Elevate.Money REIT I, Inc..

7.	Distribution Reinvestment Program – Optional

_____

I wish to participate in the REIT’s Distribution Reinvestment Program as described in the Offering Circular.

If you do not wish to reinvest your distributions, please provide the following information:

Account Number

Routing Number

NOTE: To receive cash distributions, bank account details are required. If left blank, dividends will be reinvested to purchase additional shares.

8. TRANSFER ON DEATH DESIGNATION

Elevate.Money REIT I, Inc.

TRANSFER ON DEATH FORM (TOD)

This form is NOT VALID for Trust or IRA accounts.

Both pages of this form must accompany the subscription agreement.

Our transfer agent, Escalate Wealth, LLC, is located in California, and thus, a Transfer on Death (“TOD”) designation pursuant to this form and all rights related thereto shall be governed by the laws of the State of California.

PLEASE REVIEW THE FOLLOWING IN ITS ENTIRETY BEFORE COMPLETING THE TRANSFER ON DEATH FORM:

1.	Eligible accounts: Individual accounts and joint accounts with rights of survivorship are eligible. A TOD designation will not be accepted from residents of Louisiana or Texas.

2.	Designation of beneficiaries: The account owner may designate one or more beneficiaries of the TOD account. Beneficiaries are not “account owners” as the term is used herein.

3.	Primary and contingent beneficiaries: The account owner may designate primary and contingent beneficiaries of the TOD account. Primary beneficiaries are the first in line to receive the account upon the death of the account owner. Contingent beneficiaries, if any are designated, receive the account upon the death of the account owner if, and only if, there are no surviving primary beneficiaries.

4.	Minors as beneficiaries: Minors may be beneficiaries of a TOD account only if a custodian, trustee, or guardian is set forth for the minor on the transfer on death form. By not providing a custodian, trustee, or guardian, the account owner is representing that all of the named beneficiaries are not minors.

5.	Status of beneficiaries: Beneficiaries have no rights to the account until the death of the account owner or last surviving joint owner.

6.	Joint owners: If more than one person is the owner of an account registered or to be registered TOD, the joint owners of the account must own the account as joint tenants with rights of survivorship.

7.	Transfer to designated beneficiaries upon the owner’s death:

a.	Percentage designation: Unless the account owner designates otherwise by providing a percentage for each beneficiary on the Transfer on Death Form, all surviving beneficiaries will receive equal portions of the account upon the death of the account owner.

b.	Form of ownership: Multiple beneficiaries will be treated as tenants in common unless the account owner expressly indicates otherwise.

c.	Predeceasing beneficiaries: If the account owner wishes to have the account pass to the children of the designated beneficiaries if the designated beneficiaries predecease the account owner, the account owner must check the box labeled Lineal Descendants per Stirpes (“LDPS”) in Section B of this form. If the box is not checked, the children of beneficiaries who die before you will not receive a portion of your account. If the account is registered LDPS and has contingent beneficiaries, LDPS takes precedence. If a TOD account with multiple beneficiaries is registered LDPS, the LDPS registration must apply to all beneficiaries. If the account is not registered LDPS, a beneficiary must survive the account owner to take the account or his or her part of the account. In the case of multiple beneficiaries, if one of the beneficiaries does not survive the account owner, the deceased beneficiary’s share of the account will be divided equally among the remaining beneficiaries upon the death of the account owner. If no beneficiary survives the account owner, the account will be treated as part of the estate of the account owner.

d.	Notice of dispute: Should the transfer agent receive written notice of a dispute over the disposition of a TOD account, re-registration of the account to the beneficiaries may be delayed.

8.	Revocation or changes: An account owner or all joint owners may revoke or change a beneficiary designation. The Change of Transfer on Death (TOD) Form is available for this purpose on the Company’s website www.elevate.money or from your registered representative.

9.	Controlling terms: The language as set forth in the TOD account registration shall control at all times. Unless the transfer agent is expressly instructed by the account owner to change the status of the account or the beneficiary designation prior to the account owner’s death, the person or persons set forth as the beneficiaries of the account shall remain the beneficiaries of the account, and events subsequent to the registration of the account as a TOD account shall not change either the rights of the persons designated as beneficiaries or the status of the account as a TOD account.

a.	Divorce: If the account owner designated his or her spouse as a TOD beneficiary of the account, and subsequently the account owner and the beneficiary are divorced, the fact of the divorce will not automatically revoke the beneficiary designation. If the account owner wishes to revoke the beneficiary designation, the account owner must notify Elevate.Money REIT I, Inc. of the desired change in writing as specified in paragraph 8 above.

b.	Will or other testamentary document: The beneficiary designation may not be revoked by the account owner by the provisions of a will or a codicil to a will.

c.	Dividends, interest, capital gains, and other distributions after the account owner’s death:

i.	Accruals to the account which occur after the death of the account owner or last surviving joint owner, and are still in the account when it is re-registered to the beneficiaries, stay with the account and pass to the beneficiaries.

ii.	Where the account has been coded for cash distributions, and such distributions have actually been paid out prior to notice to the transfer agent of the death of the account owner, such distributions are deemed to be the property of the estate of the original account owner and do not pass with the account to the designated beneficiaries.

10.	TOD registrations may not be made irrevocable.

A — STOCKHOLDER INFORMATION

Name of stockholder(s) exactly as indicated on subscription agreement:

Stockholder Name	Mr.	Mrs.	Ms.	First	Middle	Last
	☐	☐	☐

Co-stockholder Name	Mr.	Mrs.	Ms.	First	Middle	Last
(if applicable)	☐	☐	☐

Social Security Number(s) of Stockholder(s)

Daytime Telephone	Stockholder	Co-Stockholder

(Not accepted from residents of Louisiana or Texas)

9. INVESTOR REPRESENTATION AND WARRANTY

By signing below, Investor hereby represents and warrants that the Investment amount set forth in Section 1 above is no more than ten percent (10%) of the greater of Investor's:

(1) Annual income or net worth if Investor is a natural person, with annual income and net worth of           Investor having been determined without including the following:

(A) Investor's primary residence asset value;

(B) Indebtedness that is secured by Investor's primary residence, up to the estimated fair market           value of the primary residence as of the date set forth in Section 1 above, (except that if the             amount of such indebtedness outstanding exceeds the amount outstanding 60 days prior, other           than as a result of the acquisition of the primary residence, the amount of such excess shall be            included as a liability); and

(C) Indebtedness that is secured by Investor's primary residence in excess of the estimated fair            market value of the primary residence as of the date set forth in Section 1 above shall be included            as a liability;

(2) Revenue or net assets for Investor's most recently completed fiscal year end if Investor is a non-           natural person.

Signature(s):

Investor—Natural Person	Investor—Non-Natural Person

Print Name:	Print Name:

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the “Agreement”) applies to the initial and each subsequent investment in Elevate.Money REIT I, Inc. (the “Company”) and is made and entered into by and between the undersigned (the “Subscriber”) and the Company.  Subject to the terms and conditions provided herein, and to the terms of the other “Subscriber Agreements,” as defined below, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by the Company) certain shares of common stock (the “Shares”) offered pursuant to that certain Offering Circular of the Company in effect as of the date hereof (the “Offering Circular”).  Defined terms used herein and not defined shall have the meaning set forth in the other Subscriber Agreements.

A.         Escalate Wealth, LLC is the advisor to the Company (the “Advisor”).

B.          The offering of Shares is described in the Offering Circular that is available through the online website platform www.elevate.money (the “Site”), which is owned and operated by Escalate Wealth, LLC, as well as on the Securities and Exchange Commission’s (“SEC”) EDGAR website www.sec.gov.  It is the responsibility of the Subscriber to read the Offering Circular and all other “Investment Information” defined below.  While these documents are subject to change, the Company advises the Subscriber to print and retain a copy of these documents for the Subscriber’s records. By signing this Agreement electronically, Subscriber agrees to be bound by the terms of the Subscriber Agreements, as defined below, with respect to Subscriber’s investment in the Company, and Subscriber agrees that by signing this Agreement electronically, Subscriber is also deemed to have signed each of the remaining Subscriber Agreements agrees to transact business with the Company and to receive communications relating to the Shares electronically.

C.          The Subscriber hereby represents that he, she or it is: (i) a United States citizen or resident or a corporation, partnership, limited liability company, trust, or equivalent legal entity organized under the laws of any state of the United States; and (ii) is a “qualified purchaser,” as that term is defined under Regulation A under the Securities Act because the aggregate purchase price to be paid by the Subscriber for the Shares is no more than ten percent (10%) of the greater of the Subscriber’s:

(1) Annual income or net worth if the Subscriber is a natural person (with annual income and net worth for such natural person determined as provided in Rule 501 (§ 230.501) of the Securities Act); or

(2) Revenue or net assets for the Subscriber's most recently completed fiscal year end if the Subscriber is a non-natural person.

D.         The Subscriber hereby agrees that each time the Subscriber invests assets in the Company, the Subscriber will be deemed to have entered into this Agreement, with such amendments as may have been adopted through such date, and will be deemed to have made each representation, warranty and covenant contained in this Agreement.  The Subscriber agrees the Subscriber is responsible for reviewing the most recent version of the Agreement, as will be available on the page of the Site detailing the investment opportunity in the Company, prior to each investment the Subscriber makes in the Company.

E.           Notwithstanding anything in the Agreement to the contrary, Subscribers’ funds will remain at the Subscribers’ bank/financial institution and Subscribers will not be admitted as stockholders until the Advisor has approved their investments in the Company.  Funds will be drawn by us using an ACH electronic fund transfer through the Automated Clearing House network only after our Advisor has verified that an investor meets the applicable investment requirements, as set forth in the Offering Circular.

F.            Except as the context otherwise requires, any reference in this Agreement to:

1.            “Investment Information” shall mean collectively the Subscriber Agreements, including the Offering Circular.

2.            “Escalate Wealth Parties” shall means the Company, its Advisor, and any of their affiliates, and each of their respective directors, managers, officers, stockholders, members, employees or agents, and “Escalate Wealth Party” means any one of the foregoing;

3.            “Subscriber” shall mean the natural person (whether individually or jointly with another person) or non-natural person entity subscribing for an investment in the Company and that has agreed to invest in the Company.

4.            “Subscriber Agreements” shall mean collectively:

a.          The Articles of Incorporation and Bylaws of the Company;

b.          The Offering Circular;

c.          The questions and responses provided by the Subscriber in the course of completing the “invest flow” process, including without limitation the account information questionnaire, on the Site (the “Investor Questionnaire”); and

d.          This Agreement, which sets forth the terms governing an investment in the Company, and sets forth certain representations made in connection with an investment in the Company.

SUBSCRIBER’S REPRESENTATIONS, WARRANTIES AND COVENANTS

1.            Subscription for and Purchase of the Shares.

1.1.            Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Shares (the “Purchase”) in the amount of the purchase price (the “Purchase Price”) set forth in the Investor Questionnaire.

1.2.            The Subscriber must initially purchase at least the minimum number of Shares established by the Company pursuant to the process specified in the Offering Circular.  If the Subscriber has satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $10 (or the then current net asset value of the Company’s Shares).

1.3.            Once a Subscriber makes a commitment to purchase Shares, the commitment is irrevocable until the Shares are issued, the Purchase is rejected by the Advisor, or the Advisor otherwise determines not to consummate the transaction.

1.4.            The Company or the Advisor, acting on behalf of the Company, has the right to reject this Agreement in whole or in part for any reason.  Once the Agreement is accepted by the Advisor, the Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5.            The Subscriber understands that the Purchase Price is payable upon the Advisor’s acceptance of this Agreement.

1.6.            If this Agreement is accepted by the Company, the Subscriber agrees to comply fully with the terms of the Subscriber Agreements.  The Subscriber further agrees to execute any other necessary documents or instruments in connection with this subscription and the Subscriber’s purchase of the Shares.

1.7.            If this Agreement is accepted by the Company, the Subscriber hereby authorizes the Advisor to withdraw the Subscriber’s funds from the Subscriber’s account at the institution provided by the Subscriber on the Investor Questionnaire using an electronic fund transfer through the Automated Clearing House.

1.8.            If, after the Agreement is accepted by the Company, the execution of the Purchase fails for any reason, including but not limited to failure with an Automated Clearing House electronic funds transfer from the Subscriber’s bank account listed on the Investor Questionnaire, the Company has the right to require the Subscriber to provide the Advisor an amount of funds equal to the Purchase Price.

1.9.            In the event that this Agreement is rejected in full or the offering is terminated, any payment made by the Subscriber to the Company for the Shares will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate.  To the extent that this Agreement is rejected in part, the Advisor shall refund to the Subscriber any payment made by the Subscriber to the Company with respect to the rejected portion of this subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this subscription, which shall terminate.

1.10.          In the event that Subscriber is making a subsequent investment in the Company, Subscriber hereby represents and warrants that any information previously provided on Subscriber’s most recently submitted Investor Questionnaire remains accurate and complete and agrees to update the Advisor in the event that any information requested on the Investor Questionnaire becomes inaccurate or incomplete.

1.11          The Subscriber and the Company understand and agree that the Shares subscribed for hereunder have been duly authorized by the Company and, upon issuance and delivery against payment therefor in accordance with the Operating Agreement and this Agreement, such Shares will be validly issued, fully paid and nonassessable.

2.            Subscriber’s Review of Information and Investment Decision.

2.1.            The Subscriber acknowledges and understands that it is solely the Subscriber’s responsibility to read the Investment Information and make a determination to invest in the Company.   The Subscriber and/or the Subscriber’s advisers, who are not affiliated with and not compensated directly or indirectly by any of the Escalate Wealth Parties, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with the Company and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

2.2.            The Subscriber is subscribing for and purchasing the Shares without being furnished any offering literature other than the Investment Information, and is making this investment decision solely in reliance upon the information contained in the Investment Information and upon any investigation made by the Subscriber or Subscriber’s advisers, but not on any recommendation to invest in the Company by any Escalate Wealth Party.

2.3.            The Subscriber’s investment in the Company is consistent with the investment purposes, objectives and cash flow requirements of the Subscriber.

2.4.            The Subscriber understands that the Shares being purchased are a speculative investment that involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Shares, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Shares.  The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

2.5.            The Subscriber understands that any forecasts or predictions as to the Company’s performance are based on estimates, assumptions and forecasts that the Advisor believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

2.6.            At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Advisor, any other Escalate Wealth Party, or any other person that:

2.6.1.    a percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

2.6.2.    the past performance or experience of any other investment sponsored by any Escalate Wealth Party in any way indicates the predictable or probable results of the ownership of the Shares or the overall venture.

2.7.            The Subscriber represents and agrees that none of the Escalate Wealth Parties have recommended or suggested an investment in the Company to the Subscriber.

3.            Subscriber’s Representations Related to an Investment in the Company.

3.1.            The Subscriber, if an entity, is, and shall at all times while it holds Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted.  The Subscriber, if a natural person, is eighteen years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America.  The principal place of business or principal residence of the Subscriber is as shown in the Investor Questionnaire.

3.2.            The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby.  The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby.  This Agreement, assuming the due execution and delivery hereof by the Advisor, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.3.            The Subscriber is subscribing for and purchasing the Shares solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its stockholders or members, if any), subdivision or fractionalization thereof.  The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Shares, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Shares, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.4.            The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber.  The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

3.5.            The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time.  The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in the Company.

3.6.*            Neither (i) the Subscriber, (ii) any of its directors, executive officers, other officers that may serve as director or officer of any company in which it invests, general partners or managing partners, nor (iii) any beneficial owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Subscriber is subject to any Disqualifying Event except for Disqualifying Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Purchase in writing in reasonable detail to the Company.

* For the purposes of this Section 3.6 “Disqualifying Event” means the following:

a.       within the past ten years, conviction of a felony or misdemeanor (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC or (iii) arising out of the conduct of the business of being an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities;

b.       was the subject to an order, judgment or decree of any court of competent jurisdiction, entered within the prior five years, that restrains or enjoins the Subscriber from engaging or continuing to engage in any conduct or practice (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filings with the SEC; or (iii) arising out of the conduct of the business of being an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities;

c.       the subject of a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) bars the Subscriber from (a) association with an entity regulated by such commission, authority, agency, or officer, (b) engaging in the business of securities, insurance or banking or (c) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within the past ten years;

d.       subject to an order of the SEC entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or section 203(e) or (f) of the Investment Advisers Act of 1940 that (i) suspends the Subscriber’s registration as a broker, dealer, municipal securities dealer or investment adviser; (ii) places limitations on the Subscriber’s activities, functions or operations of, or imposes civil money penalties on the Subscriber; or (iii) bars the Subscriber from being associated with any entity or from participating in the offering of any penny stock;

e.       subject to any order of SEC entered within the prior five years that orders the Subscriber to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws or (ii) Section 5 of the Securities Act;

f.       suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

g.       having filed (as a registrant or issuer), or named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within the past five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; and

h.       was subject to a United States Postal Services (“USPS”) false representation order entered within the previous five years, or currently is subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the USPS to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

4.            Information Provided by Subscriber.

4.1.            The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to the Company and the Advisor regarding whether Subscriber qualifies as a “qualified purchaser” as that term is defined in Rule 256 under Regulation A promulgated under the Securities Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that the Advisor accepts this Agreement.  Further, the Subscriber shall immediately notify the Advisor of any change in any statement made herein prior to the Subscriber’s receipt of the Advisor’s acceptance of this Agreement, including, without limitation, Subscriber’s status as a “qualified purchaser.”  The representations and warranties made by the Subscriber may be fully relied upon by the Company, and any other Escalate Wealth Party, and by any investigating party relying on them.

4.2.            The Subscriber confirms that all information and documentation provided to the Company and the Advisor, including but not limited to all information regarding the Subscriber’s identity and source of funds to be invested in the Company, is true, correct and complete.  The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to the Company and the Advisor.  The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

4.3.            The representations, warranties, agreement, undertakings and acknowledgments made by the Subscriber in this Agreement will be relied upon by the Escalate Wealth Parties and counsel to the Advisor in determining, among other things, whether to admit the Subscriber to invest in the Company.  The representations, warranties, agreements, undertakings and acknowledgments made by the Subscriber in this Agreement shall survive the Subscriber’s admission to invest in the Company.  The Subscriber agrees to notify the Advisor immediately if any of the Subscriber’s representations, warranties and covenants contained in this Agreement become untrue or incomplete in any respect.

4.4.            The Escalate Wealth Parties may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

4.5.            The Subscriber acknowledges and asserts that, should Subscriber enter into an automatic investment plan with the Company whereby reoccurring payments are automatically withdrawn from Subscriber’s account at regularly scheduled intervals of time towards an investment in additional purchases of Shares, Subscriber will monitor and will immediately notify the Advisor in advance in the event that a regularly scheduled payment would cause Subscriber to exceed applicable “qualified purchaser” limits, as set forth in Regulation A of the Securities Act.  The Company may send electronic notifications in advance of each regularly scheduled payment; however, the Subscriber hereby agrees that it will not rely on such electronic notifications as a reminder of Subscriber’s obligation to monitor and notify the Advisor in advance should a regularly scheduled payment cause Subscriber to exceed its applicable “qualified purchaser” limitations.

5.            Rights to Use Subscriber Information.

5.1.            The Subscriber agrees and consents that the Escalate Wealth Parties may obtain, hold, use, disclose and process the Subscriber’s data:

5.1.1.            to facilitate the acceptance, management and administration of the Subscriber’s subscription for Shares, and any subsequent subscription agreement by the Subscriber, on an ongoing basis;

5.1.2.            for any other specific purposes where the Subscriber has given specific consent to do so;

5.1.3.            to carry out statistical analysis and market research;

5.1.4.            to comply with legal or regulatory requirements applicable to the Company, the Advisor or the Subscriber, including, but not limited to, in connection with anti-money laundering and similar laws;

5.1.5.            for disclosure or transfer to third parties, including the Subscriber’s financial adviser (where appropriate), regulatory bodies, auditors or technology providers to any of the Escalate Wealth Parties for the purposes specified above;

5.1.6.            if the contents thereof are relevant to any issue in any action, suit or proceeding to which and of which the Escalate Wealth Parties are a party or by which they are or may be bound; and

5.1.7.            for other legitimate business of the Escalate Wealth Parties.

5.2.            The Subscriber agrees and consents to disclosure by the Escalate Wealth Parties to relevant third parties of information pertaining to the Subscriber in respect of disclosure and compliance policies or information requests related thereto.

5.3.            The Subscriber authorizes the Escalate Wealth Parties and any of their agents to disclose the Subscriber’s nonpublic personal information to comply with regulatory and contractual requirements applicable to the Escalate Wealth Parties.  Any such disclosure shall, to the fullest extent permitted by law, be permitted.

6.            Relationship Between Subscriber and the Escalate Wealth Parties.

6.1.            Subscriber acknowledges and agrees that the purchase and sale of the Shares pursuant to this Agreement is an arms-length transaction between the Subscriber and the Company.  In connection with the purchase and sale of the Shares, neither the Company, the Advisor, nor any other Escalate Wealth Party is acting as the Subscriber’s agent or fiduciary.  The Escalate Wealth Parties assume no advisory or fiduciary responsibility in connection with the Shares.  The Escalate Wealth Parties have not provided Subscriber with any legal, accounting, regulatory or tax advice with respect to the Shares, and Subscriber has consulted its own respective legal, accounting, regulatory and tax advisers to the extent Subscriber deems appropriate.

7.            Transactions Posing Conflicts of Interest.

7.1.            The Subscriber acknowledges and agrees that the directors of the Company who are affiliates (“Directors”) may review and approve or deny certain transactions including potential transactions with other Escalate Wealth Parties that may involve conflicts of interest between other Escalate Wealth Parties or their affiliates, on the one hand, and the Company or one of the Company’s subsidiaries, on the other hand.  Subscriber authorizes the Directors to represent Subscriber’s interests and review on Subscriber’s behalf any transactions presented to the Directors for its review and to accept or reject any such transactions, as it determines appropriate in its sole discretion.  Subscriber understands that the Directors will be unaffiliated with any Escalate Wealth Parties.

7.2.            The Subscriber acknowledges, authorizes and agrees that properties acquired by any Escalate Wealth Parties during the period prior to the Company’s commencement of operations may be purchased by the Company upon commencement of the Company’s operations without the review and approval of an Independent Directors.  Subscriber hereby understands that the purchase of these properties may ordinarily require the approval of the Directors; however, Subscriber is hereby consenting to their purchase in place of the Directors and without the opportunity to review any information about the properties.

8.            The Company’s Relationship with the Advisor.

8.1.            The Company has entered into an agreement with the Advisor (the “Advisory Agreement”), to perform all Company operations services and general administrative tasks.  The Subscriber acknowledges that it has read the descriptions of the services and the fees payable to the Advisor as set forth in the Subscriber Agreements.

8.2.           The Advisor and each of its affiliates, managers, officers, employees, agents or stockholders or any of them is entitled to indemnification from the Company in respect of the execution of the Advisor’s duties under the Advisory Agreement except in the case of willful misconduct or gross negligence by the Advisor of its obligations under the Advisory Agreement.

8.4.            The Advisor does not provide any investment advisory or management services to the Company and will not be in any way responsible for the Company’s performance.  The Advisor makes no representations or warranties and is not responsible for the accuracy of the Offering Circular.

9.            Regulatory Limitations and Requirements.

9.1.            The Subscriber understands that the Company has not been registered under the Investment Company Act of 1940, as amended.  The Subscriber also understands and agrees that if, at any time, it is determined that the Company meets or could be deemed to meet the definition of an investment company, or is not in compliance with an exemption from registration as an investment company, the Advisor may take any corrective action it determines is appropriate, in its sole and absolute discretion, including (without limitation) mandatorily redeeming all or some of the investments made in the Company. The Subscriber understands the Subscriber is not a client of the Advisor based on its investment in the Company.

9.2.            The Investor understands that he or she may be barred from participation in the Company if the Investor is (i) an employee benefit plan that is subject to the fiduciary responsibility standards and prohibited transaction restrictions of part 4 of Title I of U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any plan to which Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) applies, (iii) a private investment fund or other entity whose assets are treated as “plan assets” for purposes of ERISA and Section 4975 of the Code or (iv) an insurance company, whose general account assets are treated as “plan assets” for purposes of ERISA and Section 4975 of the Code.  The Investor has notified the Advisor if it falls into (i) – (iv) of this paragraph.

9.3.            THE SUBSCRIBER REPRESENTS AND WARRANTS THAT IT WILL REVIEW AND CONFIRM THE INFORMATION PROVIDED ON AN INTERNAL REVENUE SERVICE (THE “IRS”) FORM W-9, WHICH WILL BE GENERATED AND PROVIDED TO THE MANAGER VIA THE SITE. THE SUBSCRIBER CERTIFIES THAT THE FORM W-9 INFORMATION CONTAINED IN THE EXECUTED COPY (OR COPIES) OF IRS FORM W-9 (AND ANY ACCOMPANYING REQUIRED DOCUMENTATION), AS APPLICABLE, WHEN SUBMITTED TO THE MANAGER WILL BE TRUE, CORRECT AND COMPLETE.  THE SUBSCRIBER SHALL (I) PROMPTLY INFORM THE MANAGER OF ANY CHANGE IN SUCH INFORMATION, AND (II) FURNISH TO THE MANAGER A NEW PROPERLY COMPLETED AND EXECUTED FORM, CERTIFICATE OR ATTACHMENT, AS APPLICABLE, AS MAY BE REQUIRED UNDER THE INTERNAL REVENUE SERVICE INSTRUCTIONS TO SUCH FORMS FORM W-9, THE CODE OR ANY APPLICABLE TREASURY REGULATIONS OR AS MAY BE REQUESTED FROM TIME TO TIME BY THE MANAGER.

9.4.*             The Company’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”).  Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

9.4.1.            None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

9.4.2.            To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause the Company or the Advisor to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

9.4.3.            When requested by the Advisor, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that the Company, the Advisor or any other Escalate Wealth Party may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.  The Advisor reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to the Company.  In the event of delay or failure by the Subscriber to produce any information required for verification purposes, an investment by the Subscriber may be refused.

9.4.4.            Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of a Subscriber which is an entity, any Related Person is:

a.           a Prohibited Investor;

b.           a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

c.            a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate;

d.            a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

9.4.5.            The Subscriber hereby agrees to immediately notify the Advisor if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 9.4 have become incorrect or if there is any change in the information affecting these representations and covenants.

9.4.6.            The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, the Advisor may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Shares.

9.4.7.            The Subscriber acknowledges and agrees that the Advisor may “freeze the account” of the Subscriber, including, but not limited to, by suspending distributions from the Company to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

9.4.8.            The Subscriber acknowledges and agrees that the Advisor, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily or as required by law suspicious activity reports (“SARs”) or any other information with governmental and law enforcement agencies that identify transactions and activities that the Advisor or any other Escalate Wealth Party or their agents reasonably determine to be suspicious, or is otherwise required by law.  The Subscriber acknowledges that the Company and the Advisor are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

* For purposes of this Section 9.4:

“Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure;

“Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur;

“Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Fund in connection therewith;

“Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan;

“Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation.  In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

“Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; and

“Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

10.    Tax Requirements.

10.1.    The Subscriber acknowledges and agrees that, pursuant to the terms of the Subscriber Agreements, the Subscriber generally cannot own, or be deemed to own by virtue of certain attribution provisions of the Code and as set forth in the Subscriber Agreements, either more than 9.8% in value or in number of the Company’s Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Company’s shares, whichever is more restrictive.  The Subscriber Agreements will include additional restrictions on ownership, including ownership that would result in (i) the Company being “closely held” within the meaning of Section 856(h) of the Code, (ii) the Company failing to qualify as a REIT or (iii) the Company’s shares being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code).  The Subscriber also acknowledges and agrees that, pursuant to the terms of the Operating Agreement, the Subscriber’s ownership of the Company’s Shares cannot cause any other person to violate the foregoing limitations on ownership. The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Shares offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Shares, or has recommended or endorsed the Shares, and that the Shares have not been registered under the Securities Act or any state securities laws, in reliance upon exemptions from registration thereunder.

10.2.    The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company.  The Subscriber acknowledges that Subscriber has received a copy of the Offering Circular including, but not limited to, U.S. Federal Income Tax Considerations, regarding certain tax consequences of investing in the Company, subject to adoption of new laws or regulations or amendments to existing laws or regulations.  The Subscriber acknowledges and agrees that none of the Escalate Wealth Parties are providing any warranty or assurance regarding the tax consequences to the Subscriber by reason of the Purchase.

11.    Consent to Electronic Delivery of Notices, Disclosures and Forms.

11.1.    The Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, “Communications”) regarding the Company, the Subscriber’s investment in the Company and the Shares (including annual and other updates and tax documents) may be delivered by electronic means, such as by e-mail.  The Subscriber hereby consents to electronic delivery as described in the preceding sentence.  In so consenting, the Subscriber acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient.  The Subscriber also acknowledges that an e-mail from the Escalate Wealth Parties may be accessed by recipients other than the Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems.  No Escalate Wealth Party gives any warranties in relation to these matters. The Subscriber further understands and agrees to each of the following:

11.1.1.    Other than with respect to tax documents in the case of an election to receive paper versions, none of the Escalate Wealth Parties will be under any obligation to provide the Subscriber with paper versions of any Communications.

11.1.2.    Electronic Communications may be provided to the Subscriber via e-mail or a website of a Escalate Wealth Party upon written notice of such website’s internet address to such Subscriber.  In order to view and retain the Communications, the Subscriber’s computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format (PDF) file created by Adobe Acrobat.  Further, the Subscriber must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Escalate Wealth Parties.  To print the documents, the Subscriber will need access to a printer compatible with his or her hardware and the required software.

11.1.3.    If these software or hardware requirements change in the future, a Escalate Wealth Party will notify the Subscriber through the Site or other written notification.

11.1.4.    To facilitate these services, the Subscriber must provide the Company with his or her current e-mail address and update that information as necessary.  Unless otherwise required by law, the Subscriber will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Subscriber has provided to the Company in writing.

11.1.5.    None of the Escalate Wealth Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event the Subscriber’s e-mail address on file is invalid; the Subscriber’s e-mail or Internet service provider filters the notification as “spam” or “junk mail”; there is a malfunction in the Subscriber’s computer, browser, internet service or software; or for other reasons beyond the control of the Escalate Wealth Parties.

11.2.    Solely with respect to the provision of tax documents by a Escalate Wealth Party, the Subscriber agrees to each of the following:

11.2.1.    If the Subscriber does not consent to receive tax documents electronically, a paper copy will be provided.

11.2.2.    The Subscriber’s consent to receive tax documents electronically continues for every tax year of the Company until the Subscriber withdraws its consent by notifying the Advisor in writing.

12.    Bankruptcy.

12.1.    In the event that the Subscriber files or enters bankruptcy, insolvency or other similar proceeding, Subscriber agrees to use the best efforts possible to avoid any Escalate Wealth Parties being named as a party or otherwise involved in the bankruptcy proceeding.  Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) Subscriber be allowed to return the Shares to the Company for a refund or (ii) the Company being mandated or ordered to redeem or withdraw Shares held or owned by Subscriber.

13.    Power of Attorney.

13.1.    The Subscriber hereby appoints the Advisor as the Subscriber’s true and lawful representative and attorney-in-fact, in the Subscriber’s name, place and stead to make, execute, sign, acknowledge and swear to:

13.1.1.   the Company’s Operating Agreement and any duly adopted amendments;

13.1.2.   any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the Company (including a Certificate of Cancellation of the Certificate of Formation); and

13.1.3.   any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the Company’s business, purpose and objectives or required by any applicable U.S., state, local or other law.

13.2.   This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Subscriber. The Subscriber hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the Advisor taken in good faith under or in reliance upon this power of attorney.

14.    Additional Information and Subsequent Changes in the Foregoing Representations, Warranties and Covenants.

14.1.   The Subscriber agrees to provide any additional documentation the Company, the Advisor may reasonably request, including documentation as may be required by the Company, the Advisor to form a reasonable basis that the Subscriber qualifies as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Securities Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

14.2.    Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

14.3.   The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

14.4.    The Subscriber acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the Escalate Wealth Parties (in the sole and absolute judgment of such party or parties) (in its sole and absolute discretion) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal), tax reporting and/or withholding requirements or otherwise.

15.    Miscellaneous Provisions.

15.1.    E-Mail Communications.  All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by e-mail to such address provided by the Subscriber via the Site.  Unless otherwise specified in this Agreement, Subscriber shall send all notices or other communications required to be given hereunder to the Company or the Advisor via e-mail at elevate.money.  Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery).  As used in this Section 15.1, “business day” shall mean any day other than a day on which banking institutions in the State of Maryland are legally closed for business.

15.2.    Assignability.  This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of the Advisor.  Any such assignment, transfer or delegation in violation of this Section 15.2 shall be null and void.

15.3.    Severability.  If any provision of this Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law.  Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

15.4.    Entire Agreement.  This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Shares) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with the Company with regard to the matters set forth herein.  This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between the Company and the Subscriber.

15.5.    Third-Party Beneficiaries. The parties hereby designate the Advisor as a third-party beneficiary of Sections 5.1, 5.2, 8, 11.1, 14.1 and 14.4 of this Agreement. The parties acknowledge that there are no other third-party beneficiaries of this Agreement, except for any affiliates of the Company that may be involved in the issuance or servicing of Shares on the Site, which the parties expressly agree shall be third-party beneficiaries hereof.

15.6.    Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

Subscriber(s)/Investor(s) Signature(s):

A. INDIVIDUAL INVESTOR, JOINT TENANTS, TENANTS IN COMMON OR COMMUNITY PROPERTY

Signature – Subscriber/Investor 1	Signature – Subscriber/Investor 2

B. FOR OTHER SUBSCRIBERS/INVESTORS (PENSION PLAN, IRA, CORPORATION, PARTNERSHIP, LLC, TRUST, etc.)

Print Name of Entity (Subscriber/Investor)

Print Name of Authorized

Representative	By:

Title

Signature (Representative)

You have the right to rescind this sale and receive a return of your subscription in full, without interest, within five days of the date you receive a copy of the Company’s Offering Circular.

If US mail payment method is being selected on the payment web page: A printed copy, properly signed, of this Subscription Agreement and the Investment Form above together with payment for the Shares purchased (check payable to “Elevate.Money REIT I, Inc.”) must be mailed to:

Elevate.Money REIT I, INC.

4600 Campus Drive

Suite 201

Newport Beach, California 92660

Submit questions or comments to elevate.money or call (949) 275-2658.

AGREED AND ACCEPTED BY

THE COMPANY:

Elevate.Money REIT I, Inc.
By: Escalate Wealth, LLC Its: Advisor

By:
Harold Hofer
Manager

APPENDIX B

ELEVATE.MONEY REIT I, Inc.

DISTRIBUTION REINVESTMENT PLAN

ELEVATE.MONEY REIT I, Inc., a Maryland real estate investment trust (the “Company”), has adopted a Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter documents unless otherwise defined herein.

1. Number of Shares Issuable. The number of Shares authorized for issuance under the DRP is 5,000,000.

2. Participants. “Participants” are holders of the Company’s Shares who elect to participate in the DRP.

3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Such shares will be sold directly by the Company to the Participant in the same manner in which the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on Shares purchased in the DRP.

4. Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company. To increase their participation, Participants must complete a new enrollment form. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company’s board of directors.

5. Purchase of Shares. Until the Company establishes an estimated value per Share that is not based on the price to acquire a Share in the Company’s primary offering or a follow-on public offering, Participants will acquire Shares at a price of $10.00 per share. Beginning December 31 of the year after the first year that the board of directors has determined that the Company’s real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation, and thereafter annually on each December 31 of each subsequent year, the Company’s board of directors will annually adjust the offering price of shares to a Net Asset Value per Share (“NAV”) estimated by the Company. Upon the Company’s announcement that the Company has established an estimated NAV, Participants will acquire Shares at a price equal to the estimated NAV as updated annually. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s declaration of trust, as amended.

6. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7. Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

8. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of Shares by a Participant will terminate participation in the DRP with respect to the transferred Shares.

B-1

10. Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing to Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

12. Governing Law. The DRP shall be governed by the laws of the State of Maryland.

B-2

ELEVATE.MONEY REIT I, INC.

Advised by
Escalate Wealth, LLC

UP TO $50,000,000 IN COMMON STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

August 6, 2021